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EXHIBIT 99.1

2018 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

2018 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share	Closing share price(1)	Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt	Common share- holders' equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(2)
1985	1.52	3.25(3)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75	38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37	86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00	112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75	108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00	167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25	217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00	237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25	266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00	464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00	837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00	1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00	1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00	2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50	3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50	4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00	3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11	5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11	5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24	5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00	5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67	6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00	7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00	7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00	6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99	5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01	7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55	8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11	5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78	10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91	9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50	9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
2017	449.55	669.34	16,224.6	1,740.6	64,090.1	39,255.4	4,057.2	12,475.6	27.8	64.98
2018	432.46	600.98	17,757.7	376.0	64,372.1	38,840.6	4,929.8	11,779.3	27.2	11.65
Compound annual growth
	18.7%	17.1%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)
When current management took over in September 1985.

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2018, Northbridge's net premiums written were Cdn$1,520.5 million. At year-end, the company had statutory equity of Cdn$1,257.1 million and there were 1,483 employees.

Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2018, Odyssey Group's net premiums written were US$2,897.8 million. At year-end, the company had shareholders' equity of US$4,190.1 million and there were 1,016 employees.

Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2018, Crum & Forster's net premiums written were US$1,977.8 million. At year-end, the company had statutory surplus of US$1,317.6 million and there were 2,300 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2018, Zenith National's net premiums written were US$789.2 million. At year-end, the company had statutory surplus of US$541.1 million and there were 1,496 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2018, Brit's net premiums written were US$1,494.2 million. At year-end, the company had shareholders' equity of US$1,085.0 million and there were 631 employees.

Allied World, based in Zug, Switzerland, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2018, Allied World's net premiums written were US$2,368.8 million. At year-end, the company had shareholders' equity of US$2,817.3 million and there were 1,444 employees.

    Fairfax Asia

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2018, Falcon's net premiums written were HKD 258.3 million (approximately HKD 7.8 = US$1). At year-end, the company had shareholders' equity of HKD 562.9 million and there were 64 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2018, Pacific's net premiums written were MYR 276.6 million (approximately MYR 4.0 = US$1). At year-end, the company had shareholders' equity of MYR 445.9 million and there were 442 employees.

AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2018, AMAG's net premiums written were IDR 784.8 billion (approximately IDR 14,219.3 = US$1). At year-end, the company had shareholders' equity of IDR 3,101.3 billion and there were 737 employees.

Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2018, Fairfirst's net premiums written were LKR 5,701.7 million (approximately LKR 162.1 = US$1). At year-end, the company had shareholders' equity of LKR 5,994.9 million and there were 935 employees.

    Insurance and Reinsurance – Other

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2018, Group Re's net premiums written were US$163.9 million. At year-end, the Group Re companies had combined shareholders' equity of US$468.8 million.

Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2018, Bryte Insurance's net premiums written were ZAR 3.6 billion (approximately ZAR 13.2 = US$1). At year-end, the company had shareholders' equity of ZAR 2,052.4 million and there were 764 employees.

Fairfax Central and Eastern Europe comprises Colonnade Insurance and Polish Re.

Colonnade Insurance, based in Luxembourg, writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania. In 2018, Colonnade Insurance's net premiums written were US$151.1 million. At year-end, the company had shareholders' equity of US$86.1 million and there were 495 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2018, Polish Re's net premiums written were PLN 236.5 million (approximately PLN 3.6 = US$1). At year-end, the company had shareholders' equity of PLN 339.3 million and there were 42 employees.

Fairfax Latin America comprises Fairfax Brasil and Fairfax Latam.

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2018, Fairfax Brasil's net premiums written were BRL 222.2 million (approximately BRL 3.6 = US$1). At year-end, the company had shareholders' equity of BRL 268.8 million and there were 124 employees.

Fairfax Latam, with its headquarters in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2018, Fairfax Latam's net premiums written were US$317.6 million. At year-end, the company had shareholders' equity of US$125.3 million and there were 981 employees.

Run-off

The run-off business comprises the U.S. and the European run-off groups. At year-end, the run-off group had combined shareholders' equity of US$1,594.8 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage run-off under the RiverStone name. At year-end, TRG/RiverStone had 311 employees in the U.S., located primarily in Manchester, New Hampshire, and 169 employees in its offices in the United Kingdom.

International Investment Companies

Fairfax India Holdings is an investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders' equity of US$1,616.1 million.

Fairfax Africa Holdings is an investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. At year-end, the company had shareholders' equity of US$625.2 million.

Other

Pethealth, based in Toronto with 422 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2018, Pethealth produced gross premiums written of Cdn$92.2 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned except for 89%-owned Brit, 68%-owned Allied World, 85%-owned Pacific Insurance, 78%-owned Fairfirst Insurance, 80%-owned AMAG Insurance, Fairfax India Holdings (93.8% voting control, 33.7%-owned) and Fairfax Africa Holdings (98.3% voting control, 58.7%-owned).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 9.9% interest in ICICI Lombard (an Indian property and casualty insurance company), a 43.3% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 47.1% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re (a Singapore based reinsurance company), a 41.2% interest in Falcon Insurance (Thailand), a 50.0% interest in Eurolife (a Greek life and non-life insurer), a 45.3% interest in Digit (a recently created digital insurance company in India) and a 7.4% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

To Our Shareholders:

We would have had an excellent year in 2018 but a collapse in stock prices in the fourth quarter, which was reflected immediately through mark to market accounting, resulted in our producing net income of only $376 million(1). Our book value per share decreased by 1.5% (adjusted for the $10 per share dividend paid) to $432 per share because of unrealized foreign exchange losses of $236 million. Since we began in 1985, our book value per share has compounded at 18.7% annually while our common stock price has compounded at 17.1% annually. Our growth in book value has stalled recently but we have our foot on the accelerator!

Here's how our insurance companies performed in 2018:

	Underwriting Profit (Loss)	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Cat Losses
Northbridge	47	95.8%	1.7%	94.1%
Odyssey Group	181	93.4%	9.1%	84.3%
Crum & Forster	33	98.3%	1.4%	96.9%
Zenith	140	82.6%	0.1%	82.5%
Brit	(77)	105.2%	14.2%	91.0%
Allied World	43	98.1%	9.8%	88.3%
Fairfax Asia	–	99.8%	–	99.8%
Other Insurance and Reinsurance	(49)	104.6%	2.0%	102.6%

Consolidated	318	97.3%	6.5%	90.8%

As I reminded you last year, ours is a risk business. After record catastrophe losses of $130 billion in 2017, our industry experienced $90 billion in catastrophes in 2018, among the top four years for catastrophe losses in history. Catastrophe losses cost us 6.5% of net premiums earned in 2018. The table below shows you our 2018 losses from the major catastrophes:

California wildfires	233
Hurricane Michael	138
Typhoon Jebi	102
Hurricane Florence	69
Other	210

Total catastrophe losses	752

As % of net premiums earned	6.5%

Even with these catastrophe losses, our insurance operations had another outstanding year with a consolidated combined ratio of 97.3%. Zenith continued to lead the group with a combined ratio of 82.6% and a cumulative combined ratio of 94.4% since we acquired it in 2010. Special mention should be made of Northbridge, which had a combined ratio of 95.8% (95.6% in the last five years), and Allied World is getting back towards its true potential with a combined ratio of 98.1%. Odyssey Group again "shot the lights out" with a combined ratio of 93.4% and gross premium growth of 20%. Odyssey has had a combined ratio of 93.1% over the past ten years. Fairfax has averaged a combined ratio of 97.0% over the past ten years and cumulatively a 100% combined ratio since inception 33 years ago. This means we have generated approximately $20 billion of float at essentially no cost since we began. And as you will see, our reserves are in great shape. Our insurance operations are truly outstanding and overseen by Andy Barnard, we have a great group of Presidents running our insurance companies. The best is yet to come!

Last year we mentioned to you that we would achieve our target of a 15% return on our shareholders' equity if we earned 7% on our investment portfolio and our insurance operations produced a combined ratio of 95%. In 2018, we earned only 3.1% on our investment portfolio. What happened?

(1)
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

The table below shows you our investment returns(1) by category of investments (the percentage is the percent of our approximately $39 billion total investment portfolio):

Interest and dividends	784	2.0%
Share of profits of associates	221	0.6%
Net gains (losses) on equity exposure	394	1.0%
Net gains (losses) on bonds	8	0.0%
Net gains (losses) on other	(181)	(0.5)%

	1,226	3.1%	(1)

(1)
Investment returns include share of profit (loss) of associates and exclude changes in net unrealized gains (losses) of associates.

To achieve a 7% return on our investment portfolio, we expect our equities, using a value oriented approach, to be major contributors. However in 2018, because of the fourth quarter drop in stock prices (and asset values generally), even with our gain on Quess which will be spun out of Thomas Cook India in 2019, our equities produced only a 1% return on our investment portfolio. More detail below, but you can see why stock prices only make sense in the long term. Our interest and dividend income of $784 million was up from $559 million in 2017 as we moved from cash to 2 – 3 year treasuries and high quality corporate bonds – but we did not reach for yield! Our net losses on other consisted mainly of unrealized foreign exchange losses.

Let me show you what happened in 2018 to the stock price of some of our major equity holdings (reflecting primarily adverse fluctuations in the fourth quarter):

	Price per share (local currency)
	December 31, 2017	December 31, 2018	% change
Common Stocks
BlackBerry	11.17	7.11	(36.3)
Eurobank	0.85	0.54	(36.5)
CIB (Egypt)	61.88	59.26	(4.2)
Stelco	22.89	15.06	(34.2)
Kennedy Wilson	17.35	18.17	4.7
Associates and Consolidated Equities
Fairfax India	15.00	13.13	(12.5)
Fairfax Africa	14.16	8.11	(42.7)
Thomas Cook	256.35	234.20	(8.6)
Quess	1,154.15	660.3	(42.8)
IIFL	667.55	504.20	(24.5)
Grivalia	9.20	8.36	(9.1)
Seaspan	6.75	7.83	16.0
Resolute	11.05	7.93	(28.2)
Recipe	25.96	26.17	0.8

Some dramatic drops! Of course, gains or losses in the market price of our associates and consolidated equities do not flow through our financial statements, but the unrealized $1.2 billion gain at the end of 2017 in the stock prices of our associates and consolidated equities had all but disappeared at the end of 2018.

We expect the mark to market declines to reverse ultimately (they have already reversed about half the decline as of today). Let me give you an update on each of the above holdings:

BlackBerry.    Since we acquired our position about six years ago, much has changed at BlackBerry, all skillfully orchestrated by the only constant, John Chen, its CEO. Recently, he has acquired Cylance for $1.4 billion (leaving $800 million in cash in the holding company), which uses artificial intelligence to provide cybersecurity protection for desktops, servers, etc. It has 3,500 customers, including more than 20% of the Fortune 500. BlackBerry, of course, is the gold standard for mobile security, and together with Cylance it can provide one stop shopping for all the cybersecurity needs of large enterprises, particularly banks, governments and transportation companies. Recently, John Chen said that "with the acquisition of Cylance, BlackBerry took a giant step forward toward our goal of being the world's largest and most trusted AI-cybersecurity company. Securing endpoints and the data that flows between them is absolutely critical in today's hyperconnected world. By adding Cylance's technology to our arsenal of cybersecurity solutions we will help enterprises intelligently connect, protect and build secure endpoints that users can trust." With Cylance, BlackBerry will be a growth company again, and its focus on security and communication could lead it to become an iconic company again. And, of course, it has QNX which is a leader in autonomous cars. BlackBerry is on the move! On a fully converted basis we own 95 million shares at a net cost of $12.30 per share.

Eurobank.    In 2018, Fokion Karavias (CEO of Eurobank) and George Chryssikos (CEO of Grivalia) came up with a bold scheme to put Eurobank's non-performing loan problems behind it. By dividending out €7 billion of non-performing loans to Eurobank shareholders in a structured transaction and merging with Grivalia for shares, Eurobank will become the strongest and best capitalized bank in Greece. The transaction should be completed in 2019 and the bank expects earnings in 2020 to be 15 Euro cents per share. With a stock price of 62 Euro cents and a book value of approximately €1.50 per share, you can see why we are excited about its prospects. After the merger, Fairfax will own approximately 32% of Eurobank with a cost of 94 Euro cents per share. We expect to do very well over time on our Eurobank investment under Fokion and George's leadership.

CIB (Egypt).    As I have mentioned to you previously, CIB is one of the world's best banks, with an unmatched 20-year track record. Its average annual return on equity over that period is 25+%, earnings per share have compounded annually by an average 21% and the stock at year end was selling at 10x earnings. We purchased CIB in 2014 at 22 Egyptian pounds, while its market price today is 70 Egyptian pounds, up 220% from our cost. However, in U.S. dollars, because of the Egyptian pound's 50% devaluation in 2016, CIB is up only 30%. We own 7% of CIB and are very excited about its prospects under the leadership of Hisham Ezz Al-Arab and Hussein Abaza.

Stelco.    We purchased 12.2 million shares (13.7%) of Stelco in 2018 at Cdn$20.50 per share. Stelco had come out of bankruptcy in 2017, led by private equity firm Lindsay Goldberg. Alan Kestenbaum was the CEO of Stelco (and now continues as Executive Chairman) with an outstanding track record of success. With Alan Goldberg on the Board (Lindsay Goldberg controls 46.4% of Stelco through its ownership interest in Bedrock Industries, its partnership vehicle with Alan Kestenbaum), we expect Stelco to do very well over the long term. Stelco has no debt, is the lowest cost steel producer in North America and is selling at less than 5x earnings. We are happy to be partners with the two Alans!

Kennedy Wilson.    We have had an excellent relationship with Kennedy Wilson, its CEO Bill McMorrow and Bill's partners, Mary Ricks and Matt Windisch, since we met them in 2010. We own 9.2% of the company. In 2018, Kennedy Wilson sold three of our joint venture properties in Dublin for a gain of $74 million, an average annual return of 21% on our original investment, and returned $107 million of the proceeds to Fairfax. Since inception in 2010, we have invested $855 million with Kennedy Wilson, received cash proceeds of $858 million and still have real estate worth about $351 million. Our average annual realized return since inception was 21%. We continue to acquire properties through Bill, Mary and Matt with the purchase of one office building on 26 acres in Denver, Colorado for $85 million with a cash on cash yield of 6.7%; three office buildings outside Portland, Oregon for $29 million with a cash on cash yield of 6.2%; and nine office buildings on 67 acres outside Los Angeles, California for $163 million with a cash on cash yield of 7.5%. These Class A office buildings are anchored by investment grade tenants in strong and growing markets and were available at quite significant discounts to replacement cost.

Fairfax India.    As you know, we began Fairfax India in December 2014. Since then, Fairfax India has made nine investments – all with great long term prospects in a country that has the fastest growth in the free world! The crown jewel in Fairfax India is the Bangalore International Airport (BIAL) run by Hari Marar, who aims to make BIAL one of the best airports in the world. BIAL is the third largest airport in India, but it is the second fastest growing airport in the world and recently was the first airport ever to win best customer service for both arrivals and departures awarded by the Airports Council International. Last year, the airport served 32 million passengers, up 29% from 2017. It is adding a second runway and second terminal, to be completed by 2019 and 2021 respectively – capital expenditures of approximately $2.0 billion will all be internally funded – and when these are completed, BIAL expects to serve 65 million passengers annually. I have no doubt that BIAL will soon need a third runway and terminal!!

The table below shows you the investments in Fairfax India:

Company	% Ownership	Cost of Investment	Market Value	% Change	Number of Employees	CEO
Fairfax India	33.7%	469	658	40%		Chandran Ratnaswami
IIFL	26.5%	257	613	139%	20,000	Nirmal Jain
NCML	89.5%	174	165	(5)%	2,700	Sanjay Kaul
Sanmar		300	610	103%	2,100	N. Sankar
BIAL	54.0%	653	704	8%	1,200	Hari Marar
Fairchem	48.8%	74	97	31%	1,400	Nahoosh Jariwala/ Mahesh Babani
Catholic Syrian Bank	36.4%	89	93	5%	3,100	C.V.R. Rajendran
Other		355	379	7%

Please read the Fairfax India annual report where Chandran Ratnaswami provides more details on Fairfax India's investments. The intrinsic value of Fairfax India is significantly higher than the current stock price.

You will recall that our Fairbridge subsidiary in India researches and advises on our investments in India. During 2018 Harsha Raghavan, who ably led Fairbridge since its inception, decided to start his own company, and we wish him well in his new endeavours. Sumit Maheshwari, who was Harsha's second-in-command, has seamlessly assumed the leadership of Fairbridge.

Fairfax Africa.    We began Fairfax Africa two years ago and Fairfax Africa has made six significant investments since the IPO, deploying (or committing to deploy) $469 million or 95% of its proceeds. 2018 was a difficult year, with book value down 6.0% from the previous year and a net loss of $60.6 million. The main drivers of the poor results were unrealized losses on its investment in Atlas Mara and unrealized currency losses due to the weakening of the South African rand. We are still very excited about the prospects in Africa, especially under the leadership of Mike Wilkerson and Neil Holzapfel, working closely with Paul Rivett.

Please read the Fairfax Africa annual report where Mike and Paul give you more details on Fairfax Africa's investments. The intrinsic value continues to build in Fairfax Africa and is much higher than the current stock price.

Thomas Cook India.    Our first major acquisition in India, in 2012, was the purchase of a 77% interest (later reduced to 67%) in Thomas Cook India led by Madhavan Menon. Thomas Cook, first set up in India in 1881, is the leading integrated travel and travel-related financial services company in India, offering, through its about 6,000 employees, a broad spectrum of services that include foreign exchange, corporate travel, leisure travel, insurance, visa and passport services and e-business. Through Thomas Cook India, we purchased Quess, founded and run by Ajit Isaac, and Sterling Resorts, run by Ramesh Ramanathan. Thomas Cook India dominates the foreign exchange and high-end travel business in India. Through the purchase of Kuoni's Indian travel business, and then its international operations all over the world, Thomas Cook India is today one of the largest high-end travel service provider networks headquartered in the Asia-Pacific region. It had an excellent year in 2018, growing revenue over the previous year by 17% and profit before tax and extraordinary items by 35% to $10 million, and generating free cash flow of $14.4 million.

Quess.    We have had a phenomenal run since we acquired our interest in Quess in 2013. Thomas Cook India invested $47 million in Quess in 2013, sold a 5.4% interest last year for $97 million and retains a 49% interest, which is currently worth over $700 million even after a significant drop in its stock price in 2018. Because of Quess' great success, Thomas Cook India decided during 2018 to spin its holding in Quess out to its shareholders so that Quess can be run independently as a public company under the leadership of Ajit Isaac. Today, Quess is India's leading integrated business services provider. With nearly 300,000 employees, the company has a pan-India presence with 65 offices across 34 cities, along with an overseas footprint in North America, the Middle East and South East Asia. It serves over 1,900 customers across three platforms – Workforce Management, Asset Management and Technology Solutions. Quess had outstanding financial results in the nine months ended December 2018: net revenue grew 36% to $156 million and profit before tax grew 10% to $40 million.

IIFL.    Under the exceptional leadership of Nirmal Jain and R. Venkataraman, IIFL has established a leading, well-established national financial services company serving over 4 million customers from 1,900 branches in India. It also has an international presence with offices in New York, Singapore, Dubai, Geneva, Hong Kong, London, Mauritius and Toronto. Through its subsidiaries, it offers a wide array of services including loans and mortgages, asset and wealth management and capital market related activities such as financial products distribution, investment banking, institutional equities and realty services. Over the past five years, IIFL has grown book value per share by 20% annually and earnings per share by 25% annually, yet its shares still trade at only 11x expected earnings. In 2018, IIFL announced its intention to divide its three business groups into three separate companies, with each to be listed on the Indian stock exchanges, as IIFL believes that this is the best structure for its business and will further enhance value. We are very excited about the prospects of IIFL going forward.

Seaspan.    Under the leadership of David Sokol as Non-Executive Chairman and Bing Chen as CEO, we expect Seaspan to be a phenomenal success over the long term. Seaspan provides many of the world's major shipping lines with creative outsourcing alternatives to vessel ownership by offering long term leases on large, modern containerships combined with industry leading ship management services. Seaspan's fleet consists of 112 containerships representing a total capacity of more than 900,000 Twenty-Foot Equivalent Units (TEU), with an average age of approximately six years and average remaining lease period of approximately four years, on a TEU weighted basis.

The shares are currently selling at 6.3x earnings, with a dividend yield of 5.7%. David Sokol has a long history at Mid-American where he compounded earnings at more than 20% over a 20-year period. We have invested $1 billion in Seaspan – $500 million in shares at $6 1/2 per share and $500 million in 5.5% bonds. We also have seven-year warrants for 25 million shares at $8.05 per share.

Resolute.    We have invested $791 million in Resolute and received a special dividend of $46 million, for a net investment cost of $745 million. Our initial investment was a convertible bond purchased in 2008 for $347 million. We invested an additional $131 million prior to Resolute entering into creditor protection and most of the remainder during the period from December 2010 to 2013. Subsequent to write-downs and our share of profits and losses over time, at December 31, 2018 we held our 30.4 million Resolute shares in our books at $300 million ($9.87 per share). The current fair market value of these shares is $244 million ($8.03 per share). You can see that Resolute has been a very poor investment to date!

Recipe.    Known formerly as Cara, Recipe has a network of 1,370 restaurants with total system sales in 2018 of approximately Cdn$3.5 billion and EBITDA of Cdn$220 million. Over the last five years Recipe has grown system sales by 26% annually and EBITDA by 46% annually. Recipe has a broad range of well known brands including Swiss Chalet, Kelseys, Harvey's, The Keg and St-Hubert, to name a few. We have invested Cdn$348 million into Recipe and the current market value is Cdn$732 million. The company continues to extend its brands outside restaurants to include grocery sales. Frank Hennessey is now overseeing the company as CEO and Bill Gregson has moved to Executive Chairman.

Our common stock holdings in the above-described publicly listed companies constitute most of our publicly listed equity investments. In the main, the prospects for these companies are excellent and should provide us attractive returns in the future. However, since the great financial crash in 2008/2009, value investing has not done well. In the last ten years, "value stocks" have outperformed "growth stocks" in only one year – 2016. This is contrary to the long history of excellent long term performance of value investing. Technology stocks as represented by the FAANGs and the mindless purchase of ETFs and index funds have been major causes for the poor performance of long term value investing. We think this may be about to change. While the indices may not do well in the next five years, we think this is a "stock pickers" market and our brand of value investing will again come to the fore!

Of course, as you know, we have also purchased many private companies. Let me comment on the major private companies we own:

APR Energy.    APR, based in Jacksonville, Florida is the world's largest provider of fast track mobile turbine power. Founded by John Campion in 2004, APR has installed and operated over 5GW of power plants, ranging from 15MW to 360MW in size, and has grown its fleet to 1.9GW. APR's proposition is speed of execution and reliability of power. At one point during the recent crisis in Puerto Rico, APR was the only large scale source of power on the island, with full deployment in just over 30 days. Fairfax led the take private of APR in January 2016, investing a total of $340 million at a valuation of 0.5x net tangible assets. Since Q1 2016, APR's fleet utilization has increased from 44% to 74% and net debt has been reduced from $600 million to $360 million. The sustainability of earnings has also improved, with 56% of fiscal 2019 budgeted EBITDA driven by a 350MW contract in Argentina and a 360MW contract in Bangladesh (these are both five-year contracts). Going forward APR will continue to position itself as a specialty turbine fast track power company.

Farmers Edge.    Farmers Edge was founded in 2005 by Wade Barnes in Winnipeg, Manitoba as a project-based consulting company providing value added agronomy services for large scale farmers. The business has since evolved into one of the leading SaaS (software as a service) farm management platforms with 24 million acres under management as of December 2018, with an anticipated increase to 40 million acres by the end of 2019. Key services offered under the Farmers Edge platform include: 1) One of the highest density of weather stations in North America. Farmers can have alerts sent to their phones, even at 4am, if there is to be frost on one of their farms. Important, as there is only one harvest! 2) Daily satellite imagery to track crop health via tablet, phone or PC. 3) Brand-agnostic telematics enabling passive data collection. 4) Soil sampling and variable rate fertilizer application, which allows farms to increase yields with less overall fertilizer application. Four-year customer contracts provide Farmers Edge with predictable recurring revenue and cash flows. Fairfax made a $95 million equity investment in March 2017 and has since provided additional funding of $64 million in the form of debentures plus warrants, based on an implied valuation of 4x projected December 2019 base business EBITDA.

Davos.    In addition to our restaurant businesses, our investment in the Davos craft spirit brands, brought to us by our good friend David Sokol, continues to do exceptionally well. Davos is run by Andrew Chrisomalis and Blake Spahn and its brands include TYKU Sake, Aviation American Gin, Sombra Mezcal and Astral Tequila. The partnership with Ryan Reynolds in Aviation American Gin has exceeded our expectations in every way and the business is on course to continue doubling.

Peak Achievement (known formerly as Performance Sports).    Peak's Bauer and Easton brands are overseen by Ed Kinnaly and Tony Palma and continue to perform well. Both businesses have continued their growth progression since our purchase several years ago.

In 2018, we monetized one of our private investments. You will remember that we took Arbor Memorial private at Cdn$32 per share in 2012 with the Scanlan family. Recently, David Scanlan came to us and said his family would like to own Arbor completely. So in October 2018 we sold our equity interest in Arbor to the Scanlan family at Cdn$152 per share – a rate of return of 34% and a realized gain of Cdn$186 million. Of course, the gain is magnified if you consider we first purchased 42% of Arbor in 2001 at Cdn$8.81 per share. We wish the Scanlan family much success in the future.

We expect to monetize some of our remaining investments in private companies with similar results!

I am happy to report that we also made two significant private company investments in 2018/2019 – Dexterra and AGT. Dexterra, led by John MacCuish as CEO, is the new name for Carillion Canada which went into bankruptcy because of the bankruptcy of its parent in the U.K. Dexterra provides industry-leading facilities management and operation solutions across Canada, including maintenance solutions for over 50 million sq. ft. of high-quality infrastructure. This includes some of the country's largest airports, premier retail and commercial properties, corporate campuses, research and education facilities, large industrial sites, defence and public assets and state-of-the-art healthcare infrastructure. The company is also one of the country's largest reforestation contractors – planting over 40 million trees annually, it annually completes 4,400 hectares of forest thinning/brushing and 1,200 hectares of site preparation – it employs hundreds of firefighters, with an emphasis on Indigenous communities, and for the last 30 years it has been supplying and operating full-service remote workforce services. We were able to buy Dexterra at about 5x free cash flow.

AGT, led by Murad Al-Katib as CEO and Hüseyin Arslan as Executive Chairman, is one of the largest suppliers of pulses in the world. With over 2,000 employees, AGT exports pulses (mainly lentils, peas and beans) to over 120 countries around the world. We are helping Murad and Hüseyin take the company private at Cdn$18 per share. The shareholders of AGT have recently approved the deal. We are very excited to be partners with Murad and Hüseyin and expect them to build a very significant company in the global agricultural sector over the long term.

In 2015 Brit purchased 50% of Ambridge Partners, one of the world's leading managing general agencies of transactional insurance products, and agreed to purchase the remaining 50% in 2019. Brit has worked with Ambridge for 14 years and has a wonderful relationship with its founders and principals, Jess Pryor and Jeff Cowhey. Over the last ten years Ambridge has produced an average combined ratio of 94%.

In December Brit purchased a significant share of Sutton Special Risk, a managing general underwriter and premier provider of accident and health, life, and sports and entertainment insurance. Brit has had a 16 year relationship with Sutton, which has produced an average combined ratio for Brit over the last ten years of 92%. Sutton will continue to be run independently. A big welcome to Greg Sutton and his team.

Late in 2018 we were very pleased to announce Onlia, a joint venture between Fairfax (through Northbridge) and Achmea B.V. (the largest insurance group of the Netherlands). Onlia will offer innovative digital auto insurance and a mobile app in Canada. Onlia is committed to making Canadian roads the world's safest and as a champion for safety, Onlia's vision is to create a safer world that rethinks the role of insurance. Onlia began selling its first policies late in 2018. We are pleased to be partners with Willem Van Duin from Achmea and welcome Pieter Louter and the rest of his team from Onlia.

In our retail brands, 2018 marked the beginning of the partnership between Sporting Life, founded by David and Patti Russell, and Golf Town, overseen by Chad McKinnon. It is early days but the team believes that it will be stronger together with the benefit of reduced seasonality and the implementation of best practices for continued profitable growth and building a long term winning culture.

New to our retail holdings is Toys "R" Us and Babies "R" Us. We purchased these businesses out of bankruptcy for less than the value of their real estate holdings but they have a Canada-wide platform with approximately Cdn$850 million in revenue and a dedicated team led by Melanie Teed-Murch finding new ways to grow their business through creating experiences and connections with kids and parents across Canada.

The Boat Rocker team continued to grow its business with sales now exceeding Cdn$145 million and an unblemished profitability record since inception 12 years ago.

Rouge Media continued its profitable expansion in the out-of-home media space, growing particularly in U.S. colleges.

Pethealth continued to grow its business, recently acquiring the Chameleon platform and expanding its relationships with animal shelters across the U.S. and Canada.

Fairfax, with its wonderful culture and a close-knit, responsive group of talented and hardworking officers and investment professionals, has a major advantage in identifying and closing these opportunities. We are a wonderful home for outstanding entrepreneurs because we run a very decentralized operation, leaving our Presidents free to run their companies unfettered by Head Office!

In the past, to protect our equity exposures in uncertain times, we shorted indices (mainly the S&P500 and Russell 2000) and a few common stocks. After much thought and discussion, it became clear to me that shorting is dangerous, very short term in nature and anathema to long term value investing. As I mentioned to you in last year's annual report, shorting has cost us, cumulatively, net of our gains on common stock, approximately $2 billion! This will not be repeated! In the future, we may use options with a potential finite loss to hedge our equity exposure, but we will never again indulge anew in shorting with uncapped exposure. Your Chairman continues to learn – slowly!!

As you all know, Fairfax is being run for the long term, long after I am gone! The company is not for sale but is focused on providing shareholders with a great long term return on capital. Underpinning our success and our huge competitive edge is the fair and friendly culture we have developed at Fairfax, backed by our guiding principles (included, as always, in this annual report). Our culture is why companies are attracted to Fairfax and why people want to join our company. We saw our culture in action in 2018 when we faced a problem at Advent, one of the four syndicates we had at Lloyd's of London. Lloyd's in 2018 decided to react to its unsatisfactory 2017 performance by restricting growth of its syndicates in spite of overall profitability! For 2019, Lloyd's will write premiums perhaps down 5% from 2018 levels. This restriction in growth particularly impacted Advent as it planned to reduce its expense ratio with disciplined growth. Nigel Fitzgerald reluctantly came to the conclusion that he would have to close the syndicate and renew its profitable books of business with our other three Lloyd's syndicates. The leaders of our three other Lloyd's syndicates, Brit, Newline (Odyssey Group) and Allied World UK, as well as RiverStone, came together and were able to offer employment to almost all Advent's people (and retain almost all the books of business) in our fair and friendly way. Advent has merged with RiverStone's run-off syndicate in London and will be ready to provide its services to other syndicates at Lloyd's. A round of applause for Nigel, Matthew Wilson (Brit), Brian Young and Carl Overy (Odyssey Group), Scott Carmilani and Ed Moresco (Allied World) and Nick Bentley and Luke Tanzer (RiverStone)! This is how we want to treat our employees – the Fairfax way!

Our small team at Fairfax, with no egos and a team approach, led by Paul Rivett, continues to do an extraordinary job running an enterprise with companies that operate in over 100 countries all over the world. Our secret is decentralization! Our operating companies have an outstanding group of leaders who run their companies – insurance and non-insurance – in an entrepreneurial way! Speaking of entrepreneurs, I should highlight our Digit Insurance begun by Kamesh Goyal in India. From a standing start, Kamesh has built a fully digital (paperless)

company with the objective of making insurance simple to understand for its customers. The company now employs almost 850 people in all regions of India and will write approximately $165 million in gross premium by March 31, 2019. We expect the company to break even on an underwriting basis in the next few years as it grows to write $500 million annually in premiums. In building the company from scratch, Kamesh and his team have developed some terrific product and technology platforms that may be useful to Fairfax outside of India.

I mentioned to you last year that we are focused on buying back our shares over the next ten years as and when we get the opportunity to do so at attractive prices. Henry Singleton from Teledyne was our hero as he reduced shares outstanding from approximately 88 million to 12 million over about 15 years. We began that process by buying back 1.1 million shares since we began in the fourth quarter of 2017 up until early 2019 – about half for cancellation and half for various long term incentive plans we have across our company. This was after we increased our ownership of Brit to 89% from 73% while having the funds ready to increase our ownership of Eurolife from 50% to 80% in August 2019.

As our company gets larger, we are always looking for ways to help you understand Fairfax better. Please note the unconsolidated balance sheet shown below that shows you where your money is invested:

Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Northbridge	1.1	41
Odyssey Group	2.8	103
Crum & Forster	1.3	48
Zenith	0.8	30
Brit Insurance	1.2	45
Allied World	2.4	88
Fairfax Asia	0.5	19
Other Insurance and Reinsurance	0.9	34
Run-off	0.5	18

Insurance and Reinsurance Operations	11.6	426

Restaurant and Retail	0.7	26
Thomas Cook India	0.9	34
Fairfax India	0.5	19
Fairfax Africa	0.4	13
Other Non-Insurance	0.7	26

Non-insurance Operations	3.2	118

Total consolidated operations	14.8	544
Holding company cash and investments	1.6	57
Other holding company assets	0.7	27

Total assets	17.1	628

Liabilities
Accounts payable and other liabilities	0.1	5
Long term debt	3.9	142

	4.0	147

Shareholders' equity
Common equity	11.8	432
Preferred stock	1.3	49

	13.1	481

	17.1	628

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table shows our insurance companies, which are decentralized and separately capitalized, with our consolidated non-insurance companies shown separately even though some of them may be held in our insurance companies' investment portfolios.

As you can see, we have $11.6 billion ($426 per share) invested in our insurance companies (of which the largest are Odyssey Group and Allied World) and $3.2 billion ($118 per share) in our consolidated non-insurance operations. The insurance companies generate over $15 billion in gross premiums annually and we have a consolidated investment portfolio of $39 billion. Underwriting profit and total investment income generate the return from these businesses. Our consolidated non-insurance businesses are significant and listed so that you can see them (and your investment per share in them) separately. We expect each of them to grow long term at 15% or better. So as a shareholder, you benefit from three sources of income: underwriting income, investment income including capital gains, and returns from our non-insurance businesses.

Another way of looking at our company!

Below we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	-10	+18
2014	+16	+44
2015	+2	+8
2016	-9	-1
2017	+22	+3
2018	-4	-10
1985-2018 (compound annual growth)	+18.7	+17.1

The table shows the change in book value in U.S. dollars and our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our stock price has gone up significantly as that intrinsic value is recognized in the marketplace. We are focused on performing to make that happen again!

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2018 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio				Change in Net Premiums Written(1)
	2018	2017		2016	2018
Northbridge	95.8%	99.1%		94.9%	10.2%
Odyssey Group	93.4%	97.4%		88.7%	16.1%
Crum & Forster	98.3%	99.8%		98.2%	6.1%
Zenith	82.6%	85.6%		79.7%	(5.8)%
Brit	105.2%	113.1%		97.9%	9.0%
Allied World	98.1%	157.0%	(2)	–	–
Fairfax Asia	99.8%	88.4%		86.4%	(4.7)%
Other Insurance and Reinsurance	104.6%	110.2%		93.7%	6.9%

Consolidated	97.3%	106.6%		92.5%	8.7%

(1)
Further detail is provided in the MD&A

(2)
For the period since its acquisition on July 6, 2017

Led by Silvy Wright, Northbridge posted a very satisfactory combined ratio of 95.8% in 2018. Once again, net premium grew by double digits, fueled by a combination of new initiatives and strong rate increases. And, as has been the case in prior years under Silvy's management, Northbridge's results have been favorably impacted by strong positive reserve development. The Canadian marketplace has been challenging, and many companies have consequently recently been engaging in corrective actions. While Northbridge has sustained positive underwriting results over the recent past, it should now also benefit from these more favorable conditions. With rates continuing to rise, especially in the commercial auto space (a long-standing Northbridge specialty), we are optimistic about the trend for future performance.

In 2018, OdysseyRe changed its name to the Odyssey Group, to recognize that its premium volume is now derived almost evenly from its insurance activities and its traditional reinsurance operations. While its name changed, its terrific industry outperformance did not. Brian Young and the Odyssey team produced a 93.4% combined ratio and, at over $180 million, well over half the combined Fairfax underwriting profit in 2018. With its highly diversified portfolio and proven underwriting skills, Odyssey was able to generate strong profitable growth to keep its momentum going. It is worth noting that, over the last ten years, Odyssey has posted a combined ratio of 93.1%, contributing underwriting profits of $1.5 billion notwithstanding the spate of severe catastrophe losses.

At Crum & Forster, Marc Adee and team kept results on a steady track, posting a 98.3% combined ratio. Performing well were the Commercial, Excess/Surplus Lines and Accident/Health divisions. In addition, a growing portfolio of profitable Surety business helped the bottom line, although legacy Commercial Auto and various Program business were costly for Crum in 2018. In the Commercial Auto space, which is currently undergoing considerable turmoil, we are quite excited about emerging opportunities for Crum's new DMC operation, led by Joe DeVito and his highly experienced team. Several other new initiatives are underway in 2019, which Marc expects to bear fruit and bring improvement to Crum's underwriting results.

Zenith had another truly exceptional year. Under Kari Van Gundy, Zenith recorded an 82.6% combined ratio for 2018, continuing its string of outstanding underwriting results. From the difficult years at the beginning of the decade, loss trends have been remarkably benign. Combining these favorable conditions with underwriting discipline and outstanding claims expertise has been a rewarding recipe. While the industry at large has enjoyed success in Workers Compensation, Zenith has maintained its relative outperformance and enjoyed richer success. Of course, little lasts forever, and the rating environment has become fiercely competitive once again. Kari and team are focused on maintaining their advantages, and keeping Zenith one or more steps ahead of the pack.

Brit had a difficult year in 2018. Its results were adversely impacted by natural catastrophes and large losses, as well as the relatively high expense ratio associated with the Lloyd's market. Matthew Wilson and his colleagues have implemented a variety of strategies to relieve net costs, and have exited several classes of business that have been problematic. In 2019, Brit will complete its purchase of the Ambridge group, one of the premier underwriters of

Transaction Insurance covering Reps and Warranties. Ambridge has had an outstanding track record and is expected to continue that performance for Brit's benefit. Having produced a combined ratio above 100% for the second straight year at 105.2%, Matthew and team are keenly focused on returning Brit to the black in 2019. Helped by an improved pricing environment, we are confident they will do so.

Allied World, led by Scott Carmilani, returned to the black in 2018 with a combined ratio of 98.1%. Through three quarters, the Allied team was tracking toward a 95% ratio for the year, but the storms and fires in the fourth quarter knocked it slightly off course. Rates in the Allied World sectors of activity are also seeing good upward momentum. Vault, Allied World's entry in the High Valued Homeowners space, gained good traction in 2018, and is expected to keep growing smartly in 2019. With its deep pool of underwriting talent, experienced leadership and strong broker relationships, Allied World is poised to deliver meaningful underwriting income in the years ahead.

Bryte, our South African company, produced a 96.7% combined ratio in 2018, a nice improvement over the slight underwriting loss it recorded in 2017. Despite some challenging economic conditions, Edwyn O'Neill and team have navigated Bryte with a steady hand, achieving growth and implementing measures which should result in even better performance in the future.

Colonnade, our company in Luxembourg, had a successful year in 2018, recording a combined ratio of 97.6%. Peter Csakvari provides exceptional leadership to this group, which operates through branches in Poland, the Czech Republic, Slovakia, Hungary, Romania and Bulgaria, as well as through a separate company in Ukraine. During 2018, we placed our regional reinsurance company, Polish Re, under the Colonnade management umbrella. Jacek Kugacz and his colleagues at Polish Re will now enjoy the benefit of being part of a larger group with extensive operations in Central and Eastern Europe.

In Latin America, we continue to like our prospects with the group of four companies we acquired from AIG over the last several years. As premiums continue to ramp up and expense levels adjust to their proper run rate, we expect that those companies in Argentina, Chile, Colombia and Uruguay will see their respective combined ratios drop below 100%. Additional challenge has been encountered in Argentina, with the return of elevated inflation and its deleterious effect on loss reserves. All in all, Juan Luis Campos (Argentina), Fabiana De Nicolo (Chile), Martha Lucia Pava (Colombia) and Marcelo Lena (Uruguay), overseen very ably by Fabricio Campos and his team in Miami, are confident of their prospects and prepared to contribute to our underwriting success.

Bijan Khosrowshahi works closely in an oversight role with Peter Csakvari and Fabricio Campos, and is also closely involved with our partners in Kuwait, who operate the Gulf Insurance Group throughout the Middle East.

In Brazil, Bruno Camargo continues to provide effective leadership for Fairfax Brasil. In 2018, Bruno and team once again were one of the few companies producing an underwriting profit in the challenging Brazilian market, posting a 97.9% combined ratio. We are hopeful that the Brazilian economy, having emerged from a deep recession, will provide a boost to Bruno's results in 2019.

Fairfax Asia produced a combined ratio of 99.8% in 2018. Losses from the motor line in Malaysia were offset by profits in Indonesia, resulting in a breakeven outcome for the year. Fairfax Asia also includes controlled companies in Hong Kong (Falcon) and Sri Lanka (Fairfirst), which produced high nineties combineds. Fairfax Asia continues to be led by Mr. Athappan, an outstanding leader, ably assisted by his son Gobi, Sam Chan and Ravi Prabhakar.

The table below shows you our international operations at December 31, 2018:

	Fairfax Ownership	Combined Ratio		Gross Premiums Written	Shareholders' Equity	Investment Portfolio
Consolidated
Fairfax Latam	100%	119.6%		614	125	277
Bryte Insurance (South Africa)	100%	96.7%		353	143	227
Fairfax Brasil	100%	97.9%		145	69	177
Colonnade (Central and Eastern Europe)	100%	97.6%		198	86	167
Pacific Insurance (Malaysia)	85%	103.7%		144	108	168
AMAG (Indonesia)	80%	89.2%		120	216	98
Polish Re	100%	98.8%		69	90	206
Falcon Insurance (Hong Kong)	100%	99.4%		51	72	132
Fairfirst Insurance (Sri Lanka)	78%	98.8%		71	33	34

				1,765	942	1,486

Non-consolidated
Gulf Insurance (Middle East)	43%	97.6%		1,111	294	782
Eurolife (Greece)	50%	70.8%	(2)	512	509	3,089
Alltrust Insurance (China)(1)	15%	102.6%		984	331	841
BIC (Vietnam)(1)	35%	105.1%		95	95	145
Digit (India)	45%	165.1%		106	75	154
Falcon Insurance (Thailand)	41%	97.7%		61	17	34

				2,869	1,321	5,045

Total International Operations				4,634	2,263	6,531

(1)
As at and for the 12 months ended September 30, 2018

(2)
Non-life only

The high combined ratio in Latin America derives primarily from the 124.4% combined ratio in Argentina which reflects the hyperinflation in that country (inflation rates hit 48% in 2018). Fortunately, interest rates are very high also (40% for short term rates), so we will likely be profitable in 2019. The high combined ratio at Digit is primarily due to start-up expenses as it scales up its operations.

All of our major companies are well capitalized, as shown in the table below (further detail is provided in the MD&A):

	As at and for the Year Ended December 31, 2018
	Net Premiums Written	Statutory Surplus	Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,520.5	Cdn 1,257.1	1.2x
Odyssey Group	2,897.8	4,190.0	0.7x
Crum & Forster	1,977.8	1,317.6	1.5x
Zenith	789.2	541.1	1.5x
Brit	1,668.6	1,085.0	1.5x
Allied World	2,368.8	2,817.3	0.8x
Fairfax Asia	191.9	447.1	0.4x

On average we are writing at about 1.0 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for any hard markets to come.

The combined ratios of our companies which we have owned since 2008, and of our major companies acquired since then, are shown in the table below:

	2009 – 2018
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 11.5	99.3%
Odyssey Group	22.6	93.1%
Crum & Forster	13.7	101.6%	(3)
Zenith(1)	6.2	94.4%
Brit(1)	5.5	103.9%
Allied World(1)	3.4	116.4%
Fairfax Asia(2)	2.4	86.6%

Total	65.1	98.0%

(1)
Zenith since acquisition on May 20, 2010, Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017

(2)
Fairfax Asia included First Capital until December 28, 2017

(3)
The average combined ratio for Crum & Forster for the last five years was 98.7%

Since we began, we have written over $140 billion in gross premiums, with a combined ratio of approximately 100%.

The table below shows the average annual reserve redundancies for the past ten years (business written from 2008 onwards) for our companies which we have owned since 2008 (Zenith since 2010):

	2008 – 2017 Average Annual Reserve Redundancies
Northbridge	15.5%
Odyssey Group	13.5%
Crum & Forster	(0.2)%	(3)
Zenith(1)	16.2%
Fairfax Asia(2)	17.2%
(1)
Since acquisition on May 20, 2010

(2)
Fairfax Asia included First Capital until December 28, 2017

(3)
The average annual reserve redundancy for Crum & Forster for the last five years was 4.0%

The table shows you how our reserves have developed for the ten accident years prior to 2018. We are very pleased with this reserving record but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and the Annual Financial Supplement for the year ended December 31, 2018 available on our website www.fairfax.ca.

Our run-off operations led by Nick Bentley continue to explore run-off acquisitions with a very disciplined approach. Although the market continues to be very soft in North America, Run-off took advantage of a number of good opportunities in Europe, closing or soon to be closing four third party transactions, adding $1.2 billion of net reserves to Fairfax's balance sheet. On three of those transactions, Nick Bentley and Luke Tanzer worked closely with our partner Mitsui Sumitomo and we expect these will be mutually beneficial. Nick and team continue to do great work and make progress on many initiatives to change the future of asbestos claims but we continued to experience adverse development this year due to a number of large claim settlements (which we hope will reduce volatility in the future) and to dealing with the legal expenses of fighting frivolous claims. Run-off had an operating loss of $198 million in 2018, principally reflecting adverse development on asbestos reserves from our legacy business and depressed investment income, partially offset by gains from current run-off transactions. We believe we have one of the finest run-off teams in the industry and it continues to be a valuable asset for Fairfax.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2009	7	9,429	(0.1)%	3.9%
2018	318	19,825	(1.6)%	2.4%
Weighted average last ten years			(0.7)%	2.7%
Fairfax weighted average financing differential last ten years: 3.4%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. This no cost float is perhaps Fairfax's biggest asset and is the single biggest reason for our success in the future. In 2018, our "cost of float" was a 1.6% benefit, as we made an underwriting profit. In the last ten years, our float has cost us nothing (in fact, it provided an average 0.7% benefit per year) – significantly less than the average 2.7% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
									Total Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other		Run-off	Total
	($ billions)
2014	1.9	4.5	2.6	1.2	–	–	0.5	0.9	11.6	3.5	15.1
2015	1.6	4.2	2.6	1.2	2.7	–	0.6	0.8	13.7	3.4	17.1
2016	1.7	4.0	2.7	1.2	2.8	–	0.6	0.8	13.8	2.9	16.7
2017	1.8	4.4	2.9	1.2	3.1	5.4	0.2	1.2	20.2	2.5	22.7
2018	1.7	4.6	2.9	1.1	2.8	5.1	0.2	1.1	19.5	3.0	22.5

In the past five years our float has increased by 49%, due partly to organic growth in net premiums written at Odyssey Group and Crum & Forster, but due principally to the acquisition of Brit and Allied World.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2017	22,730	819
2018	22,500	826

Our float increased to $826 per share, a 1% increase from 2017.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2018	2017
Underwriting – insurance and reinsurance
Northbridge	47.0	9.0
Odyssey Group	181.1	60.0
Crum & Forster	32.6	3.2
Zenith	140.2	117.2
Brit	(77.0)	(201.9)
Allied World	42.9	(586.6)
Fairfax Asia	0.4	38.2
Other	(48.9)	(80.6)

Underwriting profit (loss)	318.3	(641.5)
Interest and dividends – insurance and reinsurance	637.8	425.8

Operating income (loss)	956.1	(215.7)
Run-off (excluding net gains (losses) on investments)	(197.9)	(184.6)
Non-insurance operations	380.3	212.1
Interest expense	(347.1)	(331.2)
Corporate overhead and other	(182.2)	56.5

Pre-tax income (loss) before net gains (losses) on investments	609.2	(462.9)
Net realized gains on investments	1,174.9	1,742.0

Pre-tax income including net realized gains on investments	1,784.1	1,279.1
Net change in unrealized gains (losses) on investments	(922.0)	744.1

Pre-tax income	862.1	2,023.2
Income taxes and non-controlling interests	(486.1)	(282.6)

Net earnings	376.0	1,740.6

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), run-off and non-insurance operations (which shows the pre-tax income (loss) before interest). Net realized gains and net change in unrealized gains (losses) are shown separately to help you understand the composition of our earnings. In 2018, after interest and dividend income, our insurance and reinsurance companies had operating income of $956.1 million due to higher interest and dividend income and lower catastrophe losses year over year. Excluding unrealized losses, our pre-tax income was $1.8 billion. All in, after-tax income was $376.0 million. Of our interest expense of $347.1 million, $253.0 million was from borrowings by our holding company and our insurance and reinsurance companies, while $94.1 million was from borrowings by our non-insurance companies, which are non-recourse to Fairfax. Corporate overhead and other includes net corporate expense of $14.0 million, amortization of subsidiary companies' intangible assets of $109.3 million and a loss on the repurchase of debt of $58.9 million. We continue to focus on keeping holding company expenses low. (See more detail in the MD&A.)

Financial Position

The following table shows our financial position, excluding consolidated non-insurance companies, at the end of 2018:

Holding company cash and investments (net of short sale and derivative obligations)	1,550.6

Borrowings – holding company	3,859.5
Borrowings – insurance and reinsurance companies	995.7

Total debt	4,855.2

Net debt	3,304.6

Common shareholders' equity	11,779.3
Preferred stock	1,335.5
Non-controlling interests	1,437.1	(1)

Total equity	14,551.9

Net debt/total equity	22.7%
Net debt/net total capital	18.5%
Total debt/total capital	25.0%
Interest coverage	3.2	x
Interest and preferred share dividend distribution coverage	2.6	x
(1)
Excludes consolidated non-insurance companies' minority interests

As we did last year, we show you our financial position excluding the debt of non-insurance companies that we do not own 100%. When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company's financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company. Excluding non-insurance company debt, our debt/capital ratios are excellent and for 2018, we had interest coverage of 3.2x.

We have a very strong financial position, with $1.6 billion in cash and marketable securities at the holding company at the end of 2018 and no debt maturities until 2021 (we intend to continue to refinance near term maturities). In 2018, for the first time ever we issued euro debt – €750 million at 2.75% for 10 years. The proceeds were used to reduce near term maturities and hedge against our euro equity holdings. We now have access to the bond markets in Canada, the United States and Europe! Our financial position is rock solid, much better than our ratings would suggest!

Investments

Earlier, we have shown you that we will achieve a 15% return on our shareholders' equity if (with a 95% combined ratio) we make a 7% return on our investment portfolio. The table below shows our investment results since inception:

				Total return on investments
	Average investments	Interest & dividends	Net gains(1)
Period					% Return(2)
1986-1993	201	105	58	163	10.6
1994-1998	2,613	706	626	1,332	10.1
1999-2003	10,696	2,272	2,047	4,319	7.9
2004-2008	16,058	2,976	5,849	8,825	10.4
2009-2013	23,460	2,916	1,834	4,750	4.4
2014-2018	30,949	2,814	1,859	4,673	3.1

Cumulative from inception		11,789	12,273	24,062	8.0

(1)
Realized and unrealized gains as per MD&A

(2)
Simple average of the total return on average investments for each year

Since we began, we have had a return of 8.0% on investments in spite of the poor results for the last five years. Please note that since inception we have earned cumulative net gains of $12 billion, which is more than the cumulative interest and dividend income we have earned since inception. In the past, as many of you will painfully remember, it took a long time for our insurance companies to consistently generate underwriting profits, so quite a bit of our net gains was dissipated as we took corrective action on our insurance operations. This is now behind us. Also, please remember that our investment portfolios were much smaller in the past. Today, our portfolios are $39 billion. All our investment income – interest, dividends and net gains – will now flow to our shareholders. The best is yet to come!

The transition of the management of our investment portfolios to a younger group at Hamblin Watsa led by Wade Burton, which I reported to you last year, is working very well. Wade is ably exercising his role as President of Hamblin Watsa, and during the year he made some excellent additions to his team – Ian Kelly (working in the U.K.), Wendy Teramoto (working in New York) and Davies Town. Roger Lace, Brian Bradstreet and I continue to provide guidance.

The focus on quarterly growth accentuated by quarterly conference calls has made the current stock market hypersensitive to short term results. It appears that most participants in the market are focused on forecasting the daily weather patterns whereas we like focusing on the seasons. We know winter will end (about time in Toronto!) and spring will come, followed by summer. We just do not know the exact date and we may get some spring snowfalls! But just as seasons repeat, we expect our style of value investing will again come to the fore and will again be very profitable for our shareholders.

U.S. economic growth continues to be strong, encouraged by the pro-business policies of the new administration. In fact, earnings per share for the S&P 500 increased 22% in 2018 to $152. Once the trade issues are resolved, with China and then Europe, we think the U.S. economy may have a long runway ahead as it makes up for its eight year sub-par performance prior to 2017. And in this stock picker's market, as I have described earlier, there are many stocks to invest in for the long term.

The country that we continue to be very excited about is India. The sleeping giant has been waking up with the pro-business policies of Prime Minister Modi. If he wins the coming election, which we think he will, India also will have a long runway of strong economic growth. We are well positioned to invest large sums of money in that country.

Finally, Greece is also well on its way to recovery from the depression it has gone through. In 2018, it was again able to access the bond market and on March 5, 2019 it issued a 10 year bond (at 3.9%) for the first time in nine years.

The table below lists the negotiated investments in debt and warrants that we have made in the past two and a half years:

    Debt and warrant deals

Company	Principal	Coupon	Warrant Maturity	Warrant Strike Price per Share	Current Stock Price	Potential Ownership
				(local currency)
Seaspan – 1st tranche	250	5.5%	Feb-2025	$6.50	$8.74
Seaspan – 2nd tranche	250	5.5%	Jan-2026	6.50	8.74
Seaspan – additional warrants*			Jul-2025	8.05	8.74	42.5%
Chorus Aviation	146	6.0%	Dec-2024	8.25	7.34	14.7%
AGT Foods	139	5.4%	Aug-2024	33.25	17.79	19.7%
Mosaic Capital	110	5.7%	Jan-2024	8.81	4.49	61.6%
Altius Minerals	73	5.0%	Dec-2024	15.00	12.90	13.4%
Westaim	37	5.0%	Dec-2024	3.50	2.50	8.2%

	1,005	5.5%
*
Awarded additional warrants as incentive to exercise 1st and 2nd tranche warrants early

We have invested $1 billion with an average yield of 5.5% in these debt and warrant deals. We will get an annual income of $55 million while we wait for the warrants to become valuable over time. In the case of Seaspan, we exercised our original warrants early and thereby invested $500 million in common shares at $6 1/2 per share. In the case of AGT, we will be using our existing investment in AGT to help the founders take AGT private. We expect to do more of these deals with U.S. and Canadian companies who want capital from a friendly, supportive, long term shareholder.

I mentioned bitcoin last year as one of the obvious speculations in the marketplace. Bitcoin went from $500 in 2015 to $19,000 in 2017 and was trading recently at about $3,800. The round trip to $500 is not yet complete! Yes, tulips don't grow to the sky!

With more robust economic growth, it is very likely that inflation rates and long term treasury rates have bottomed and are going up. While inflation has not moved up significantly, Grant's Interest Rate Observer (Nov. 17, 2017) reminds us that things can change very quickly as they did in the late 60s. From a year on year change of 1.09% in January 1965, the CPI inflation index moved up sharply to 6.42% by February 1970, after a period not unlike today of almost no inflation.

There continue to be many risks in the world today, including world trade, China or a blow-up in the junk bond market. As we have said before, to protect us against these risks, we continue to retain $114 billion notional amount in deflation hedges which still have 3 1/2 years to go and are now on our balance sheet at only $25 million.

As mentioned earlier, the unrealized gain of $1.2 billion as of December 31, 2017 in the market price of our associates and consolidated equities, which does not flow through our financial statements, had all but disappeared at the end of 2018 due to the significant decline in their stock prices in the fourth quarter. Some of it has come back in the first two months of 2019, and we expect the declines to reverse ultimately.

Our common stock portfolio, which reflects our long term value oriented investment philosophy, is broken down by country as follows (at market value at year end):

Canada	978.9
United States	1,466.7
Other	3,092.9

Total	5,538.5

We continue to like the long term prospects of our common stock holdings, which include names like General Motors and General Electric. We think General Electric will benefit greatly from its new CEO Larry Culp.

Miscellaneous

We maintained our dividend in 2018 at $10 per share. As I have mentioned to you before, we are focused on using our free cash flow to buy back stock so it is unlikely our dividend will be increased soon. A 15% return on equity implies earnings of approximately $2 billion, so paying approximately $300 million in dividends would leave us with $1.7 billion for stock buybacks and tuck-in acquisitions. Since we began paying dividends, we have paid cumulative dividends of $113 per share.

As I have mentioned to you countless times over the past 33 years, our company benefits from a small head office team, now led by Paul Rivett, which with great integrity, team spirit and no egos, protects us from unexpected downside risks and takes advantage of opportunities when they arise. Recently, Paul Rivett took over from me on our conference calls and on the day of our most recent call, the stock price went up $25!! Our fantastic team of officers includes David Bonham, Peter Clarke, Jean Cloutier, Vinodh Loganadhan, Brad Martin, Rick Salsberg, Ronald Schokking and John Varnell. Last year, Jenn Allen, who has been with us for 13 years and is the CFO of Fairfax India and Fairfax Africa, joined this group. Also, in 2019 Peter Clarke was appointed COO of Fairfax. Peter's first job was with us, and he has been with us for more than 20 years. Peter is exactly what a Fairfax officer should be – really smart, extremely hardworking and as team-oriented a person as you have ever met, with no ego. Peter, reporting to Paul Rivett, works with Andy Barnard helping to oversee insurance and with Wade Burton helping to oversee investments. The glue that keeps our company together is trust and a long term focus.

We are very focused on looking after our employees as they provide outstanding service to our customers. Bill Weldon of Johnson & Johnson fame, who we are fortunate to have as a consultant, told us of the objective they had many years ago of having one of the healthiest workforces in the world. Over more than two decades, they have achieved this objective. We were very inspired by this initiative and our Jonathan Godown is leading the charge to begin to provide this health initiative for all our insurance company employees across the world.

Last year, David Johnston retired from being Governor General of Canada after an outstanding seven years representing our country to the world. We were honoured that he decided to be our Global Advisor and we benefit greatly from his perspective. Recently, David wrote a very thoughtful book entitled "Trust" which we distributed to all our employees in North America. I highly recommend it to all of you. David has generously made 125 autographed copies available for you: Sanjeev Parsad will hand out the book for a donation of your choosing, and all the money collected will go to the Crohn's and Colitis Foundation in memory of my assistant Jo Ann Butler. Sanjeev has raised a little over Cdn$200,000 to date. Hats off to Sanjeev for spearheading this valiant effort.

Alan Horn, who has been on our Board for over ten years, has decided to retire as of June 30, 2019. Alan, with his wealth of experience and attention to detail, did an outstanding job for us as a director and as Chair of our Audit Committee – and he was a delight to work with! We will miss him, and we wish him and his wife, Ruth, much happiness in all they decide to do.

As of July 1, 2019 Bill McFarland will join our Board and will become Chair of our Audit Committee. Bill retired as CEO of PwC Canada in June 2018, and many years ago, while at PwC, he was the partner on our account. Bill knows our company well and we expect to benefit greatly from his knowledge and experience.

Late last year, Mark Cloutier resigned from our company to take another CEO job in our industry. Mark was instrumental in our purchase of Brit Insurance and also of Bryte, our South African subsidiary. Mark was Chairman of both companies and provided great succession with Matthew Wilson at Brit and Edwyn O'Neill at Bryte. We wish Mark great success in his future endeavours, unless he is competing with us!!

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	14%	13%	14%	12%	15%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,534 shares of Fairfax worth Cdn$2.1 million at the end of 2018. I am happy to say, we have many employees who have done exactly that!

Last year, 12 years since we began our lawsuit against a number of hedge funds and others, we settled with Morgan Keegan for $20 million and were awarded a jury verdict of $10.9 million against certain other defendants. We are continuing to pursue our claims against the remaining defendants by appealing against previous court decisions. And late in the year, the AMF (the securities regulatory authority in the Province of Quebec) closed its investigation regarding a securities law matter with respect to which we had always maintained that there was no reasonable basis for any legal proceedings.

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people less fortunate. In 2018, we donated $19 million, for a total of $196 million since we began. In 2017, we donated $20 million to our charitable foundation, which will allow us to help communities all over the world over the long term. Over the 28 years since we began our donations program, our annual donations have gone up approximately 110 times at a compound rate of 18% per year. Here are a few examples of our company donations that I would like to highlight:

The Northbridge Cares program at Northbridge focuses on empowering, educating and supporting Canadian youth at risk to reach their potential. Northbridge has connected with six organizations that directly benefit this cause – Pathways to Education, DAREarts, SickKids, Jack.org, United Way and Tree Canada. Together, Northbridge and its employees have donated over $1.5 million and 2,500 volunteer hours to support these impactful organizations.

Odyssey Group continued its good works throughout 2018 by supporting numerous charitable organizations focused on worldwide disaster relief, cancer research and education, as well as health and human services. Its long term giving partners include Americares, Stamford Hospital, Institut Pasteur, The Actuarial Foundation, the St. John's School of Risk Management and the Prostate Cancer Foundation, through which the Kelsey Dickson Team Science Courage Research Award was established to fund extensive research into immunotherapy drugs for Merkel Cell

Carcinoma. As a result of this research, the one-year survival rate for Merkel Cell Carcinoma has increased from 5% to 50%!

During 2018 Brit supported ten charities chosen by its employees, which for 2018 were Watsan, the London Air Ambulance, Kidney Research UK, the Spinal Injuries Association, Parkinsons UK, Muscular Dystrophy UK, Whittington Babies, the Rob Stephenson Trust, Concerns of Police Survivors and the Ronald McDonald House of Charities, and through volunteering activity Brit continued its support for the Soweto Academy, a school in a slum in Nairobi, Kenya. Brit has also become title sponsor for Team BRIT, a team of disabled motor racing drivers, thereby allowing them to launch a racing academy intended to result in disabled drivers competing on a level playing field with able bodied drivers. In addition, Brit promotes staff involvement in the community by granting every employee two additional days of paid leave a year to volunteer their time at a registered local charity.

Allied World supported a new charity this year – Camp Southern Ground, which provides summer camp experiences for children of military families. The company continues to support two NYC-based charities – the N.Y. Police and Fire Widows' & Children's Benefit Fund and the Citizens Committee for New York City, whose mission is to improve the quality of life for low-income New Yorkers via various community projects. Additional donations went to Make-A-Wish Foundation, National Wildlife Federation and Cleveland Clinic as well as St. Baldrick's, a children's cancer research foundation.

Involvement in the community and helping those in need is fundamental to Crum & Forster, which believes in volunteering and making an impact. Donations, as well as other forms of corporate giving, are tailored to support the communities important to its offices and employees. Donations go to hospitals, medical research, education and numerous programs that help women and children, a large portion of which is directed by C&F Cares, its program matching employee donations, and the Charitable Impact Committee, that makes grants to organizations in need, with recipients chosen by employees. In addition, employees turn out in force every year for various fundraising races and events – for example, by running the Verizon 5k to support the Jersey Battered Women's Shelter and preparing food and serving it at the Community Soup Kitchen. Helping young people achieve their educational dreams is also a huge priority for Crum & Forster, whether through funding scholarships or providing internships for college students at many of the company's locations around the country.

In addition to monetary contributions and volunteer days, RiverStone's 2018 community-based philanthropy efforts focused on sustaining charitable programs that drive local impact. In the U.S., RiverStone continued its decades-long relationship with community food banks in Manchester, New Hampshire; Atlanta, Georgia and San Diego, California. RiverStone also supported Veterans Count, an Easter Seals program, and City Year, which supports at-risk students through peer mentoring programs.

RiverStone UK continued its ongoing commitment to worthy causes including mental health care, domestic abuse support, cancer care and research, and Alzheimer's research and awareness. In addition to company-sponsored contributions, RiverStone UK continued its triple-match charitable contribution plan, triple matching almost £12,000 from employee donations for a total of £47,000.

With support from Fairfax, Zenith contributed $500,000 to the relief efforts related to the 2018 wildfires which had devastating impacts on many in communities in which it does business. In addition, a number of Zenith's employees volunteered in the search and relief efforts.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on Thursday, April 11, 2019 at Roy Thomson Hall. As in the past few years, we will have booths (the number keeps growing each year) which will provide information and allow you the opportunity to interact with the Presidents and senior members of our insurance companies, such as Northbridge, Odyssey Group, Allied World, Crum & Forster, Zenith, Brit, Bryte, RiverStone, Fairfax Asia (which now includes AMAG, Pacific Insurance, Falcon, BIC (our insurance operation in Vietnam) and Fairfirst (our insurance operation in Sri Lanka)), and our partners in the Middle East, the Gulf Insurance Group, along with Colonnade which covers Central and Eastern Europe, our Latin American operations and Digit, our insurance company that is one of the fastest growing online insurance companies in India. For the first time we will have Fairfax Worldwide, which will help provide us the ability to collaborate across the Fairfax group of companies to seamlessly and reliably issue locally admitted insurance policies. For the continually increasing number of pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favorite pet: stop by the Pethealth booth and take advantage of some special offers that Sean has for you. To give you ample time to visit all our booths, the doors to Roy Thomson Hall will open at 8:00 a.m.

The Fairfax Leadership Workshop continues to grow and develop our leaders of tomorrow. We now have about 175 individuals who have attended the program. Many have moved on to senior leadership roles and some are running our companies. You will recognize them by the special pins they wear that even I do not get. You will see them at the various insurance company booths, so stop by and speak to them. In addition, the booths will showcase some of our non-insurance company investments, including some you have known previously, such as William Ashley, Sporting Life, Quess, Golf Town, Boat Rocker Media, AGT, Altius, Peak Achievement, Rouge Media and Blue Ant Media, and some new ones like Davos Brands and Toys "R" Us. Our innovation lab that we started in Waterloo, for which we created our FairVentures company, continues to grow and support innovation at all our companies, so please stop by and visit its booth where Dave Kruis, who runs the FairVentures innovation lab, will be happy to let you know some of the creative solutions that they are working on for our companies.

Like last year, after our meeting we will have Recipe, which now includes The Keg, and McEwan's, led by celebrity chef Mark McEwan, tantalize your taste buds with some of their delicious offerings from their various restaurants. I reiterate that we are now the third largest restaurant company in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space, and we are continuing to strategically add to our collection.

Madhavan Menon from Thomas Cook India will again offer you a discount to take your family for a trip of a lifetime to India, so this year he expects to see many of you visit him and sign up. Everyone who has gone has come back with glowing reports and having done it myself, I can vouch for it.

Last year at our shareholders' meeting I told you about the investor trip to India that we were planning on offering our shareholders so that they could see for themselves firsthand the transformation and opportunities that India has to offer. The trip was to give our shareholders a chance to take in some sightseeing and to experience the culture, the people and the cuisine, while exposing them to some of the companies that we have invested in and giving them the chance to interact with the Presidents who run those companies.

We had an overwhelming response and finally had to limit the numbers once we had 45 people sign up. Madhavan Menon, Dipak Deva and his group, of course with help from our Vinodh Loganadhan, did an outstanding job; from all the feedback we received, our shareholders had a memorable trip giving them a deeper understanding of why we think India is going to be an exceptional investment destination in the years to come. Madhavan will be offering this trip again in the future, so stay tuned.

We will also have Hari Marar who runs the Bangalore International Airport on hand and you can hear from him all the exciting things that he has planned in the year ahead, such as adding a second runway and developing the land surrounding the airport. It promises to be one of the best airports in the world. Ajit Isaac from Quess will be there, as will Nirmal Jain from IIFL and Vijay Sankar from Sanmar. Sterling Resorts, NCML, Saurashtra Freight, Fairchem, Privi, Quantum and Catholic Syrian Bank will round out the investments that we have in India, each represented by its CEO. I guarantee that after you speak to them, you will be as excited as I am regarding our investments in India.

Also, stop by Golf Town, where you can improve your putting in a three-hole contest, with the winner getting a prize: you might find many of our Presidents and directors there as well, practising their putting! We also have Bauer, which will showcase some of its latest equipment that makes them the leader in hockey equipment, with ice hockey being the number one sport in Canada. Bauer also outfits many of our Toronto Maple Leafs stars!

Altogether, this is a fantastic opportunity for you to learn more about our companies, as well as to get some discounts for shopping at William Ashley, Toys "R" Us, Sporting Life and Golf Town and for dining at Recipe and The Keg.

As in the past, highlighted will be two excellent programs that we support: The Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be its eighth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it – it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year's lineup of speakers is outstanding! This year's luncheon keynote speaker, Lawrence Cunningham, will have his book for sale in the foyer and may autograph a copy for you.

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual meeting at 2:00 p.m. on April 11 at Roy Thomson Hall. Chandran Ratnaswami, Jenn Allen, John Varnell, Sumit Maheshwari and the CEOs of many of Fairfax India's investees will be on hand to answer any questions you may have. As noted above, Fairfax India will also showcase the companies in its portfolio at the booths in the foyer, so stop by and visit them and hear firsthand about all the wonderful things taking place in India and the vast potential that lies ahead there.

Fairfax Africa will hold its second shareholders' meeting on Wednesday, April 10 at 2:30 p.m. at the Ritz Carlton Hotel in Toronto. Fairfax Africa will also have a booth at our meeting, so stop by and say hello to Michael Wilkerson and his partner Neil Holzapfel and learn about the exciting opportunities in Africa.

So as we have done for the last 33 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our dedicated directors and the fine men and women who work at and run our companies. I personally am inspired each and every time that I meet all of you, and when I hear your stories I want to work twice as hard to make a return for you in the long term.

We are truly blessed to have the loyal shareholders that we have, and I look forward to seeing you at our shareholders' meeting in April.

March 8, 2019

V. Prem Watsa

Chairman and Chief Executive Officer

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Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors (the "Board").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent auditor; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditor for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of the company's internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 8, 2019

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 8, 2019

We have served as the Company's auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessor.

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2018 and December 31, 2017

	Notes	December 31, 2018	December 31, 2017
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $21.5; December 31, 2017 – $77.8)	5, 27	1,557.2	2,368.4
Insurance contract receivables	10	5,110.7	4,686.9
Portfolio investments
Subsidiary cash and short term investments	5, 27	6,722.0	17,382.5
Bonds (cost $19,281.8; December 31, 2017 – $8,764.6)	5	19,256.4	9,164.1
Preferred stocks (cost $327.2; December 31, 2017 – $338.5)	5	260.1	296.8
Common stocks (cost $5,014.2; December 31, 2017 – $4,877.5)	5	4,431.4	4,838.7
Investments in associates (fair value $3,279.1; December 31, 2017 – $2,824.3)	5, 6	3,471.9	2,487.0
Derivatives and other invested assets (cost $971.3; December 31, 2017 – $641.0)	5, 7	563.6	255.4
Assets pledged for short sale and derivative obligations (cost $164.8; December 31, 2017 – $197.5)	5, 7	164.6	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 6, 27	2,562.9	2,394.0

		37,432.9	37,013.2

Deferred premium acquisition costs	11	1,127.3	927.5
Recoverable from reinsurers (including recoverables on paid losses – $651.0; December 31, 2017 – $453.8)	8, 9	8,400.9	7,812.5
Deferred income taxes	18	497.9	380.8
Goodwill and intangible assets	12	5,676.9	6,072.5
Other assets	13	4,568.3	4,828.3

Total assets		64,372.1	64,090.1

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2018	December 31, 2017
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,268.7	3,629.5
Income taxes payable	18	80.1	95.6
Short sale and derivative obligations (including at the holding company – $6.6; December 31, 2017 – $11.5)	5, 7	149.5	126.2
Funds withheld payable to reinsurers		674.3	850.2
Insurance contract liabilities	8	35,353.9	34,562.5
Borrowings – holding company and insurance and reinsurance companies	15	4,855.2	4,848.1
Borrowings – non-insurance companies	15	1,625.2	1,566.0

Total liabilities		47,006.9	45,678.1

Equity	16
Common shareholders' equity		11,779.3	12,475.6
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		13,114.8	13,811.1
Non-controlling interests		4,250.4	4,600.9

Total equity		17,365.2	18,412.0

		64,372.1	64,090.1

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2018 and 2017

	Notes	2018	2017
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	15,528.3	12,207.5

Net premiums written	25	12,431.0	9,983.5

Gross premiums earned		15,001.4	11,822.0
Premiums ceded to reinsurers		(2,935.4)	(2,100.6)

Net premiums earned	25	12,066.0	9,721.4
Interest and dividends	5	783.5	559.0
Share of profit of associates	6	221.1	200.5
Net gains on investments	5	252.9	1,467.5
Gain on sale of subsidiary	23	–	1,018.6
Other revenue	25	4,434.2	3,257.6

		17,757.7	16,224.6

Expenses
Losses on claims, gross	8	10,598.6	9,518.7
Losses on claims ceded to reinsurers	9	(2,775.2)	(2,371.8)

Losses on claims, net	26	7,823.4	7,146.9
Operating expenses	26	2,444.7	2,049.5
Commissions, net	9	2,051.0	1,649.2
Interest expense	15	347.1	331.2
Other expenses	25, 26	4,229.4	3,024.6

		16,895.6	14,201.4

Earnings before income taxes		862.1	2,023.2
Provision for income taxes	18	44.2	408.3

Net earnings		817.9	1,614.9

Attributable to:
Shareholders of Fairfax		376.0	1,740.6
Non-controlling interests	16	441.9	(125.7)

		817.9	1,614.9

Net earnings per share	17	$12.03	$66.74
Net earnings per diluted share	17	$11.65	$64.98
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	27,506	25,411

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2018 and 2017

	Notes	2018	2017
		(US$ millions)

Net earnings		817.9	1,614.9

Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		(661.2)	461.7
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	166.3	(106.3)
Gains on hedge of net investment in European operations	7	57.1	–
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	(49.1)	110.1

		(486.9)	465.5

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	6	(44.0)	5.2
Net gains (losses) on defined benefit plans	21	10.2	(31.8)

		(33.8)	(26.6)

Other comprehensive income (loss), net of income taxes		(520.7)	438.9

Comprehensive income		297.2	2,053.8

Attributable to:
Shareholders of Fairfax		65.5	2,024.4
Non-controlling interests		231.7	29.4

		297.2	2,053.8

	2018	2017

Income tax (expense) recovery included in other comprehensive income (loss)
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	2.9	10.4
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	4.6	(25.9)

	7.5	(15.5)

Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	5.6	(7.4)
Net gains (losses) on defined benefit plans	(2.0)	2.3

	3.6	(5.1)

Total income tax (expense) recovery	11.1	(20.6)

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2018 and 2017
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2018	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the year	–	–	–	–	376.0	–	376.0	–	376.0	441.9	817.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(459.0)	(459.0)	–	(459.0)	(202.2)	(661.2)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	166.3	166.3	–	166.3	–	166.3
Gains on hedge of net investment in European operations	–	–	–	–	–	57.1	57.1	–	57.1	–	57.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	–	(42.6)	(42.6)	–	(42.6)	(6.5)	(49.1)
Share of net losses on defined benefit plans of associates	–	–	–	–	–	(42.2)	(42.2)	–	(42.2)	(1.8)	(44.0)
Net gains on defined benefit plans	–	–	–	–	–	9.9	9.9	–	9.9	0.3	10.2
Issuances for share-based payments	–	–	34.7	(35.3)	–	–	(0.6)	–	(0.6)	–	(0.6)
Purchases and amortization for share-based payments (note 16)	–	–	(214.0)	66.1	–	–	(147.9)	–	(147.9)	2.3	(145.6)
Purchases for cancellation (note 16)	(46.4)	–	–	–	(46.3)	–	(92.7)	–	(92.7)	–	(92.7)
Common share dividends	–	–	–	–	(283.2)	–	(283.2)	–	(283.2)	(159.5)	(442.7)
Preferred share dividends	–	–	–	–	(45.1)	–	(45.1)	–	(45.1)	–	(45.1)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	(5.8)	(5.8)
Other net changes in capitalization (notes 16 and 23)	–	–	–	(16.4)	(185.2)	9.3	(192.3)	–	(192.3)	(419.2)	(611.5)

Balance as of December 31, 2018	6,855.2	3.8	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2

Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the year	–	–	–	–	1,740.6	–	1,740.6	–	1,740.6	(125.7)	1,614.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	–	–	–	–	–	306.7	306.7	–	306.7	155.0	461.7
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(106.3)	(106.3)	–	(106.3)	–	(106.3)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	–	–	–	–	–	109.3	109.3	–	109.3	0.8	110.1
Share of net gains on defined benefit plans of associates	–	–	–	–	–	5.0	5.0	–	5.0	0.2	5.2
Net losses on defined benefit plans	–	–	–	–	–	(30.9)	(30.9)	–	(30.9)	(0.9)	(31.8)
Issuances for share-based payments	–	–	17.4	(16.9)	–	–	0.5	–	0.5	–	0.5
Purchases and amortization for share-based payments (note 16)	–	–	(140.5)	51.8	–	–	(88.7)	–	(88.7)	3.8	(84.9)
Purchases for cancellation (note 16)	(45.6)	–	–	–	(50.6)	–	(96.2)	–	(96.2)	–	(96.2)
Common share dividends	–	–	–	–	(237.4)	–	(237.4)	–	(237.4)	(67.5)	(304.9)
Preferred share dividends	–	–	–	–	(44.6)	–	(44.6)	–	(44.6)	–	(44.6)
Acquisitions of subsidiaries (note 23)	2,196.4	–	–	–	–	–	2,196.4	–	2,196.4	2,451.2	4,647.6
Other net changes in capitalization (note 16)	–	–	–	52.8	183.8	–	236.6	–	236.6	184.0	420.6

Balance as of December 31, 2017	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2018 and 2017

	Notes	2018	2017
		(US$ millions)
Operating activities
Net earnings		817.9	1,614.9
Depreciation, amortization and impairment charges	26	349.5	280.5
Net bond discount amortization		(141.0)	(52.7)
Amortization of share-based payment awards		66.1	51.8
Share of profit of associates	6	(221.1)	(200.5)
Deferred income taxes	18	(105.0)	230.3
Net gains on investments	5	(248.7)	(1,462.2)
Gain on sale of subsidiary	23	–	(1,018.6)
Loss on repurchase of borrowings	15	58.9	28.6
Net increase in fair value of investment property		(24.4)	(19.7)
Net (purchases) sales of securities classified at FVTPL	27	(2,749.3)	2,712.0
Changes in operating assets and liabilities	27	272.8	569.8

Cash provided by (used in) operating activities		(1,924.3)	2,734.2

Investing activities
Sales of investments in associates	6	444.8	1,014.9
Purchases of investments in associates	6	(535.8)	(1,026.5)
Net purchases of investment property		(141.7)	(111.6)
Net purchases of premises and equipment and intangible assets		(236.5)	(337.2)
Purchases of subsidiaries, net of cash acquired	23	(163.1)	(1,107.7)
Sale of subsidiary, net of cash divested	23	71.4	640.4
Deconsolidation of subsidiary	23	(67.7)	–

Cash used in investing activities		(628.6)	(927.7)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		1,490.7	532.0
Repayments		(1,246.5)	(483.7)
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities		(42.2)	45.0
Net repayments – holding company revolving credit facility		–	(200.0)
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		664.0	500.6
Repayments		(660.6)	(268.7)
Net borrowings – revolving credit facilities and short term loans		41.4	193.7
Decrease (increase) in restricted cash related to financing activities		150.5	(150.8)
Subordinate voting shares:	16
Purchases for treasury		(214.0)	(140.5)
Purchases for cancellation		(92.7)	(96.2)
Common share dividends	16	(283.2)	(237.4)
Preferred share dividends	16	(45.1)	(44.6)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	103.1	2,223.2
Purchases of non-controlling interests	23	(382.0)	(140.3)
Sales to non-controlling interests	23	–	96.8
Dividends paid to non-controlling interests	16	(159.5)	(67.5)

Cash provided by (used in) financing activities		(676.1)	1,761.6

Increase (decrease) in cash and cash equivalents		(3,229.0)	3,568.1
Cash and cash equivalents – beginning of year		7,935.0	4,219.1
Foreign currency translation		(169.1)	147.8

Cash and cash equivalents – end of year	27	4,536.9	7,935.0

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	37
2.	Basis of Presentation	37
3.	Summary of Significant Accounting Policies	37
4.	Critical Accounting Estimates and Judgments	49
5.	Cash and Investments	51
6.	Investments in Associates	59
7.	Short Sales and Derivatives	65
8.	Insurance Contract Liabilities	68
9.	Reinsurance	72
10.	Insurance Contract Receivables	73
11.	Deferred Premium Acquisition Costs	73
12.	Goodwill and Intangible Assets	74
13.	Other Assets	76
14.	Accounts Payable and Accrued Liabilities	76
15.	Borrowings	77
16.	Total Equity	79
17.	Earnings per Share	83
18.	Income Taxes	84
19.	Statutory Requirements	88
20.	Contingencies and Commitments	88
21.	Pensions and Post Retirement Benefits	89
22.	Operating Leases	90
23.	Acquisitions and Divestitures	90
24.	Financial Risk Management	96
25.	Segmented Information	113
26.	Expenses	119
27.	Supplementary Cash Flow Information	119
28.	Related Party Transactions	121
29.	Subsidiaries	122

Notes to Consolidated Financial Statements
for the years ended December 31, 2018 and 2017
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2018 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, income taxes payable, and short sale and derivative obligations. The following balances are considered non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 8, 2019.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below. Adoption of the complete version of IFRS 9 Financial Instruments on January 1, 2018 did not result in any changes to the company's accounting policies for items within the scope of IFRS 9, including financial assets, financial liabilities and hedges. See "New accounting pronouncements adopted in 2018" later in this note for details.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date). The operating results of subsidiaries that are divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2018 and 2017 based on individual holding companies' and subsidiaries' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant operating subsidiaries are identified in note 29.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of a subsidiary on its acquisition date and is subsequently adjusted for the non-controlling interest's share of changes in the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes any contingent consideration arrangements, recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest is re-measured to fair value at the date of a business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are indicators of impairment, the carrying value of a cash-generating unit inclusive of its allocated goodwill is compared to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The carrying value of intangible assets with a finite life are re-evaluated by the company when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment annually or more frequently if there are indicators of impairment.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest is re-measured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date (or more frequently when conditions warrant) using valuation techniques consistent with those applied to the company's other investments in equity instruments. See "Determination of fair value" under the heading of "Investments" in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, the associate is written down to its recoverable amount and the unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. Impairment losses are reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying amount to what would have been determined had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained interest classified as a financial asset is re-measured to fair value and all amounts previously recognized in other comprehensive income in relation to that investee are reclassified to the consolidated statement of earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, equity instruments, bonds, short sales, derivatives, investment property and investments in associates. Management determines the appropriate classifications of investments at their acquisition date.

Classification – Short term investments, bonds, preferred stocks, common stocks, short sales and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company's business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company's short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is only incidental to the company's business model of maximizing total investment return on a fair value basis.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell an asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent dividends received on holdings of common stocks and preferred stocks, and interest income on short term investments and bonds calculated using the effective interest method, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date gain (loss) and the cumulative reversal of prior period unrealized gains (losses) equals that financial instrument's net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of less than twelve months when purchased, are classified as bonds.

Short sales – Short sales represent obligations to deliver securities which were not owned at the time of sale and are classified as financial liabilities at FVTPL. Such transactions are typically undertaken in anticipation of a decline in the market value of a security or for risk management purposes.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet within holding company cash and investments or within portfolio investments, as derivatives and other invested assets. The fair value of derivatives in a loss position and short sales are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives and short sales are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet within holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for short sale and derivative obligations.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three level hierarchy in accordance with IFRS ("fair value hierarchy") as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of securities sold short, the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker- dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy categories are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom, India and other parts of Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged items and hedging instruments, and its risk management objective and strategy for undertaking the hedge.

Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income, and recycled from accumulated other comprehensive income to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Brokers' commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claim trends, claim severities, exposure growth, and other factors, are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of numbers of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries, at the corporate level by the company's Chief Actuary and by independent third party actuaries. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net in the consolidated statement of earnings. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may impact the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income or directly in equity. In those cases, the income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

On December 22, 2017 the United States enacted the Tax Cuts and Jobs Act ("U.S. tax reform") that, among other changes, introduced a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"), applicable to U.S. corporate income tax for tax years beginning after December 31, 2017. The company recognizes charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its net deferred income tax asset.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

Other assets

Other assets primarily consist of inventories, sales receivables and investment property of the non-insurance companies that comprise the Other reporting segment, premises and equipment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life and charged to operating expenses in the consolidated statement of earnings.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies in the Other reporting segment. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated among the performance obligations based on their individual selling prices.

Other revenue (policy applicable prior to January 1, 2018)

Revenue from the sale of hospitality, travel and other non-insurance products and services is recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer, and is recorded in other revenue in the consolidated statement of earnings.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies in the Other reporting segment.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of trade payables of the non-insurance companies that comprise the Other reporting segment, accrued amounts for salaries and employee benefits, rent and facilities costs, interest expense, legal fees, and other administrative costs, and payables for securities purchased but not yet settled. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Re-measurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. These re-measurements will not be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded in operating expenses on a straight-line basis over the term of the lease.

New accounting pronouncements adopted in 2018

The company adopted the following new standards and amendments, effective January 1, 2018, in accordance with their applicable transition provisions.

IFRS 9 Financial Instruments ("IFRS 9")

The complete version of IFRS 9 superseded the 2010 version of IFRS 9 ("IFRS 9 (2010)") previously applied by the company. IFRS 9 includes requirements for the classification and measurement of financial assets and financial liabilities, an expected credit loss model for financial assets measured at amortized cost or fair value through other comprehensive income, and new hedge accounting guidance. The company determined that its classifications of financial assets and financial liabilities, and its hedge of net investment in Canadian subsidiaries, remain unchanged under IFRS 9 from those under IFRS 9 (2010). Equity investments and derivative assets and liabilities continue to be mandatorily classified at FVTPL, debt investments continue to be classified at FVTPL due to the company's business model for their management, and financial liabilities and non-insurance receivables and payables continue to be classified as amortized cost. IFRS 9 was adopted in accordance with its retrospective transition provisions without restatement of comparative periods. Adoption of IFRS 9 did not have a significant impact on the company's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

IFRS 15 introduced a single model for recognizing revenue from contracts with customers that superseded the previous revenue recognition guidance in IAS 18 Revenue ("IAS 18") and various related standards and interpretations. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company's non-insurance companies. IFRS 15 was adopted in accordance with its modified retrospective transition provisions, which do not require restatement of comparative periods. Adoption of IFRS 15 did not have a significant impact on the company's consolidated financial statements, except with respect to certain of Thomas Cook India's travel related businesses which were reported on an agency basis under IAS 18 and on a principal basis under IFRS 15. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings.

Foreign Currency Transactions and Advance Consideration ("IFRIC 22")

IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. Prospective adoption of IFRIC 22 did not have a significant impact on the company's consolidated financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

These narrow-scope amendments clarify the classification and measurement requirements of IFRS 2 Share-based Payment. Prospective adoption of the amendments did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2018. The company does not expect to adopt any of them in advance of their respective effective dates.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which eliminates the distinction between finance and operating leases for lessees and will result in almost all leases being recognized on the balance sheet. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application. The company has undertaken a review of lease data at its operating companies in preparation for the adoption of IFRS 16 and is currently evaluating available accounting policy elections and enhancing its information systems to support IFRS 16 calculations. The company expects to apply the modified retrospective approach under IFRS 16 and recognize lease liabilities, right of use assets and finance lease receivables of approximately $1.4 billion, $1.0 billion and $0.4 billion respectively on initial application at January 1, 2019. Interest expense is expected to increase by approximately $63 in 2019 as a result of applying the effective interest method to lease liabilities under IFRS 16. Comparative information will not be restated and the cumulative effect of initially applying the standard, being any difference between the lease liabilities and the aggregate of the right of use assets and finance lease receivables, will be recorded as an adjustment to opening equity.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")

In June 2017 the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application. Adoption of IFRIC 23 is not expected to have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017

In December 2017 the IASB issued amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2019, primarily with prospective application, and are not expected to have a significant impact on the company's consolidated financial statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

On February 7, 2018 the IASB issued amendments to IAS 19 Employee Benefits to clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment, curtailment or settlement occurs. The amendments are effective for the company's pension and post retirement plan amendments, curtailments or settlements occurring on or after January 1, 2019 and are not expected to have a significant impact on the company's consolidated financial statements.

Conceptual Framework for Financial Reporting ("Conceptual Framework")

On March 29, 2018 the IASB published a revised Conceptual Framework that includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. The revised Conceptual Framework does not constitute an accounting pronouncement and will not result in any immediate change to IFRS, but the IASB and IFRS Interpretations Committee will use it in setting future standards. The revised Conceptual Framework is effective for the company beginning on January 1, 2020 and will apply when developing an accounting policy for an issue not addressed by IFRS.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. In November 2018 the IASB tentatively deferred the effective date of IFRS 17 by one year. The company will continue to monitor the IASB's developments and is currently evaluating the impact of the standard on its consolidated financial statements.

Definition of a Business (Amendments to IFRS 3)

On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations to narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. The amendments are applied prospectively to all business combinations and asset acquisitions on or after January 1, 2020, and are not expected to have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

On October 31, 2018 the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of "material". The amendments are applied prospectively on or after January 1, 2020, and are not expected to have a significant impact on the company's consolidated financial statements.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments which are discussed below, with the exception of the determination of fair value for financial instruments (notes 3 and 5), carrying value of associates (notes 3 and 6), charges related to U.S. tax reform (note 18) and contingencies (note 20). Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses for both reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, management exercises judgment in assessing recent and expected profitability of applicable operating companies and their ability to utilize any recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

Business combinations

Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize its determination of fair values for a business combination. Details of business combinations are presented in note 23.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment. The company estimates the recoverable amount of each of its cash-generating units using one or more generally accepted valuation techniques, which requires making a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and growth rates. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value, inclusive of assigned goodwill. If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss in the consolidated statement of earnings. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis. The critical estimates pertain to those cash-generating units where there is little difference between the recoverable amount and the carrying amount. Details of goodwill and annual goodwill impairment tests are presented in note 12.

Determination of significant influence and control

The determination of whether an investment is an investment in associate or a business combination requires consideration of all facts and circumstances, and typically begins with an analysis of the company's proportion of the investee's voting rights. Judgment may be required to determine the existence of significant influence or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, only having significant influence over an investee even when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company's investments that qualify as investments in associates and business combinations are presented in note 6 and note 23 respectively.

5.    Cash and Investments

The company's cash and investments are classified at FVTPL except for investments in associates, and other invested assets which are classified as other.

	December 31, 2018	December 31, 2017
Holding company
Cash and cash equivalents(1)	227.7	995.4
Short term investments	19.8	115.4
Bonds	503.4	380.9
Preferred stocks	4.5	2.8
Common stocks(2)	704.7	784.9
Derivatives (note 7)	75.6	11.2

	1,535.7	2,290.6

Assets pledged for short sale and derivative obligations:
Short term investments	13.7	77.8
Bonds	7.8	–

	21.5	77.8

	1,557.2	2,368.4
Short sale and derivative obligations (note 7)	(6.6)	(11.5)

	1,550.6	2,356.9

Portfolio investments
Cash and cash equivalents(1)	4,583.7	7,384.1
Short term investments	2,138.3	9,998.4
Bonds	19,256.4	9,164.1
Preferred stocks	260.1	296.8
Common stocks(2)	4,431.4	4,838.7
Investments in associates (note 6)	3,471.9	2,487.0
Derivatives (note 7)	229.8	192.6
Other invested assets(3)	333.8	62.8

	34,705.4	34,424.5

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 27)	3.0	16.8
Short term investments	36.8	145.7
Bonds	124.8	32.2

	164.6	194.7

Fairfax India cash, portfolio investments and associates(1)	1,905.6	1,762.5
Fairfax Africa cash, portfolio investments and associates(1)	657.3	631.5

	2,562.9	2,394.0

	37,432.9	37,013.2
Short sale and derivative obligations (note 7)	(142.9)	(114.7)

	37,290.0	36,898.5

Total investments	38,840.6	39,255.4

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2018 of $577.1 (December 31, 2017 – $835.0). See note 27 for details.

(2)
Includes aggregate investments in limited partnerships and other funds with carrying values at December 31, 2018 of $2,055.8 and $150.3 (December 31, 2017 – $1,903.7 and $90.9).

(3)
Comprised primarily of investment property.

Fairfax India and Fairfax Africa cash, portfolio investments and associates were comprised as follows:

	Fairfax India		Fairfax Africa
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cash and cash equivalents(1)	67.7	44.0	231.9	329.7
Short term investments	–	34.3	38.7	57.2
Bonds	576.4	694.2	92.7	19.4
Common stocks	158.5	40.5	3.9	4.9
Investments in associates (note 6)	1,103.0	949.5	288.1	219.8
Derivatives and other invested assets	–	–	2.0	0.5

	1,905.6	1,762.5	657.3	631.5

(1)
Included restricted cash at December 31, 2018 of $15.6 at Fairfax India (December 31, 2017 – $15.5) and nil at Fairfax Africa (December 31, 2017 – $313.0). See note 27 for details.

Restricted cash and cash equivalents at December 31, 2018 of $577.1 (December 31, 2017 – $835.0) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations, and is included on the consolidated balance sheet as shown in note 27.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for short sale and derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2018	December 31, 2017
Regulatory deposits	4,503.3	4,256.8
Security for reinsurance and other	1,601.1	1,449.2

	6,104.4	5,706.0

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2018 bonds containing call and put features represented approximately $3,366.0 and $292.0 respectively (December 31, 2017 – $3,390.3 and $93.3) of the total fair value of bonds. The table below does not reflect the impact of $471.9 (December 31, 2017 – $1,693.8) notional amount of U.S. treasury bond forward contracts (described in note 7) that reduce the company's exposure to interest rate risk. The increase in the company's holdings of bonds due in 1 year or less and due after 1 year through 5 years was primarily due to the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds (net purchases of $9,120.3, $2,848.7 and $928.6 respectively), partially offset by sales of U.S. state and municipal bonds (net proceeds of $1,833.0).

	December 31, 2018		December 31, 2017
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	9,610.5	9,606.5	3,383.9	3,537.6
Due after 1 year through 5 years	9,112.7	9,174.4	3,540.7	3,720.2
Due after 5 years through 10 years	808.4	802.7	1,017.6	1,054.3
Due after 10 years	956.9	977.9	1,872.1	1,978.7

	20,488.5	20,561.5	9,814.3	10,290.8

Effective interest rate		3.5%		4.0%

(1)
Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

The pre-tax effective interest rate on the company's bond portfolio was 3.5% (December 31, 2017 – 4.0%).

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2018				December 31, 2017
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents(1)	5,114.0	5,114.0	–	–	8,770.0	8,770.0	–	–

Short term investments:
Canadian government	198.9	198.9	–	–	7.1	7.1	–	–
Canadian provincials	171.6	171.6	–	–	281.9	281.9	–	–
U.S. treasury	758.5	758.5	–	–	9,225.5	9,225.5	–	–
Other government	814.7	692.4	122.3	–	403.0	307.0	96.0	–
Corporate and other	303.6	–	303.6	–	511.3	–	466.3	45.0

	2,247.3	1,821.4	425.9	–	10,428.8	9,821.5	562.3	45.0

Bonds:
Canadian government	964.7	–	964.7	–	84.4	–	84.4	–
Canadian provincials	51.9	–	51.9	–	93.8	–	93.8	–
U.S. treasury	10,464.0	–	10,464.0	–	1,779.3	–	1,779.3	–
U.S. states and municipalities	363.2	–	363.2	–	2,452.1	–	2,452.1	–
Other government	1,593.3	–	1,593.3	–	1,799.4	–	1,799.4	–
Corporate and other	7,124.4	–	5,131.5	1,992.9	4,081.8	–	2,185.7	1,896.1

	20,561.5	–	18,568.6	1,992.9	10,290.8	–	8,394.7	1,896.1

Preferred stocks:
Canadian	168.3	–	7.8	160.5	240.7	–	11.3	229.4
U.S.	5.0	–	–	5.0	5.0	–	–	5.0
Other	91.3	1.1	–	90.2	53.9	1.5	3.6	48.8

	264.6	1.1	7.8	255.7	299.6	1.5	14.9	283.2

Common stocks:
Canadian	873.3	669.6	96.0	107.7	958.7	825.9	110.3	22.5
U.S.	1,423.8	302.0	48.6	1,073.2	1,583.3	474.8	66.9	1,041.6
Other(2)	3,001.4	1,056.7	476.9	1,467.8	3,127.0	1,713.7	506.0	907.3

	5,298.5	2,028.3	621.5	2,648.7	5,669.0	3,014.4	683.2	1,971.4

Derivatives and other invested assets	641.2	–	164.3	476.9	267.1	–	89.5	177.6

Short sale and derivative obligations	(149.5)	–	(149.3)	(0.2)	(126.2)	–	(126.2)	–

Holding company cash and investments and portfolio investments measured at fair value	33,977.6	8,964.8	19,638.8	5,374.0	35,599.1	21,607.4	9,618.4	4,373.3

	100.0%	26.4%	57.8%	15.8%	100.0%	60.7%	27.0%	12.3%

Investments in associates (note 6)(3)	5,223.1	2,344.9	36.9	2,841.3	4,629.3	2,004.3	45.3	2,579.7

(1)
Includes restricted cash and cash equivalents at December 31, 2018 of $577.1 (December 31, 2017 – $835.0). See note 27 for details.

(2)
Includes other funds invested principally in fixed income securities with a carrying value at December 31, 2018 of $150.3 (December 31, 2017 – $90.9) that are excluded when measuring the company's equity and equity-related exposure.

(3)
The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified. During 2018 a listed equity investment was transferred from Level 1 to Level 3 as the company is restricted from selling that investment for a specified period and applied a discount for lack of marketability (a significant unobservable valuation input) to the quoted price. The increase in the company's Level 3 financial assets during 2017 was partially due to the consolidation of certain Allied World investments in limited partnerships that were classified as Level 3 common stocks ($583.8) based on their unobservable net asset values and inability to be liquidated or redeemed within three months. In addition, during 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and its credit spread (a key valuation input) becoming unobservable. During 2018 and 2017 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2018
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Common shares	Derivatives and other invested assets	Total
Balance – January 1	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(78.4)	(46.0)	155.7	10.9	(24.0)	(44.5)	(26.3)
Purchases	458.7	47.7	383.1	2.6	7.5	362.1	1,261.7
Sales and distributions	(266.3)	(24.4)	(316.3)	(5.8)	(3.5)	(0.5)	(616.8)
Transfer into category	–	–	–	–	491.4	–	491.4
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(62.2)	(4.8)	(10.5)	(8.2)	(5.6)	(18.0)	(109.3)

Balance – December 31	1,992.9	255.7	1,810.7	170.0	668.0	476.7	5,374.0

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Common shares	Derivatives and other invested assets	Total
Balance – January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	190.2	1.3	243.4	(5.5)	22.6	(9.9)	442.1
Purchases	430.2	268.4	221.2	–	11.1	72.3	1,003.2
Sales and distributions	(209.7)	(34.1)	(443.4)	–	(19.4)	–	(706.6)
Acquisitions of subsidiaries (note 23)	22.4	–	583.8	–	29.9	9.7	645.8
Transfer into category	384.0	–	–	–	–	7.1	391.1
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	70.9	3.6	12.3	8.2	2.6	0.6	98.2

Balance – December 31	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3

The table below presents details of the valuation techniques and unobservable inputs used in estimating fair values for the company's significant Level 3 financial assets:

				Input range used		Effect on estimated fair value if input value is increased(a)
	Carrying value at December 31, 2018		Significant unobservable input
Asset class		Valuation technique		Low	High
Limited partnerships and other(b)(1)	1,810.7	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private placement debt securities(c)(2)	1,298.9	Discounted cash flow	Credit spread	2.6%	18.5%	Decrease
Private placement debt securities(c)(3)	504.7	Net asset valuation of secured loans	Recoverability of assets	60.0%	100.0%	Increase
Common shares(b)(4)	439.1	Quoted price net of discount	Discount for lack of marketability	11.6%	11.6%	Decrease
Common shares(b)(5)	77.1	Market comparable	Book value multiple	1.3	1.3	Increase
Private company preferred shares(d)(6)	148.9	Discounted cash flow	Credit spread	5.1%	5.7%	Decrease
Investment property(e)	123.2	Market approach	Recent transaction price	N/A	N/A	Increase
Private equity funds(b)(1)	98.8	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private equity funds(b)(5)	71.2	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Warrants(e)(7)	77.3	Option pricing model	Equity volatility	26.4%	42.6%	Increase
CPI-linked derivatives(e)(8)	24.9	Option pricing model	Inflation volatility	0.0%	4.4%	Increase
Warrant forwards(e)(9)	23.0	Forward pricing model	Probability of exercise	100%	100%	Increase
(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included within holding company cash and investments or common stocks on the consolidated balance sheet.

(c)
Included within holding company cash and investments or bonds on the consolidated balance sheet.

(d)
Included within preferred stocks on the consolidated balance sheet.

(e)
Included within holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(1)
Valued primarily based on net asset value statements provided by third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months' notice to liquidate or redeem. Reasonably possible alternative assumptions have not been applied to the estimated fair value of these investments due to their diverse nature and resulting dispersion of prices. At December 31, 2018 limited partnerships and other consisted of 50 investments, the largest being $442.7.

(2)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the issuers. At December 31, 2018 this asset class consisted of 12 investments, the largest being $512.4. By increasing (decreasing) the credit spreads within a reasonably possible range, the fair value of these private placement debt securities would decrease by $36.4 (increase by $36.1).

(3)
At December 31, 2018 this asset class consisted of 3 investments, the largest being $253.0.

(4)
A discount for lack of marketability is applied to the quoted price of common shares that the company is restricted from selling for a specified period, and is determined using an industry accepted option pricing model that incorporates market unobservable long-dated equity volatilities. A higher (lower) equity volatility generally results in a higher (lower) option value and a lower (higher) fair value of the common shares.

(5)
Fair values are determined by reference to various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

(6)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the preferred shares.

(7)
Valued using industry accepted option pricing models that incorporate market unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant.

(8)
Valued based on broker-dealer quotes which utilize market observable inputs except for inflation volatility which is market unobservable.

(9)
The company estimated the probability of exercise at December 31, 2018 to be 100%, so a decrease in the probability of exercise would decrease the estimated fair value of the warrant forwards.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2018	2017
Interest income:
Cash and short term investments	158.1	117.5
Bonds	555.0	441.9
Derivatives and other invested assets	30.8	(44.8)

	743.9	514.6

Dividends:
Preferred stocks	11.0	2.1
Common stocks	70.5	71.1

	81.5	73.2

Investment expenses	(41.9)	(28.8)

Interest and dividends	783.5	559.0

Share of profit of associates(1)	221.1	200.5

(1)
Includes impairment charges on investments in associates of $57.3 during 2018 (2017 – $46.6). See note 6 for details.

Net gains (losses) on investments

	2018					2017
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Bonds	126.2		(335.9)	(209.7)		445.7		(167.7)	278.0
Preferred stocks	(21.9)		(10.7)	(32.6)		0.2		(0.5)	(0.3)
Common stocks	196.4		(581.1)	(384.7)		126.5	(6)	585.7 (6)	712.2

	300.7		(927.7)	(627.0)		572.4		417.5	989.9

Derivatives:
Common stock and equity index short positions	(46.8	)(1)	8.6	(38.2)		(485.6	)(1)	67.7	(417.9)
Common stock and equity index long positions	(37.2	)(1)	(49.1)	(86.3)		21.6	(1)	(2.0)	19.6
Equity warrant forward contracts	75.4	(2)	38.5 (2)	113.9		–		–	–
Equity warrants and call options	(15.1)		(54.8)	(69.9)		22.9		15.4	38.3
CPI-linked derivatives	–		(6.7)	(6.7)		–		(71.0)	(71.0)
U.S. treasury bond forwards	49.6		(2.9)	46.7		(174.5)		21.3	(153.2)
Other	0.1		19.8 (2)	19.9		(8.4)		8.1	(0.3)

	26.0		(46.6)	(20.6)		(624.0)		39.5	(584.5)

Foreign currency net gains (losses) on:
Investing activities	(43.1)		(128.2)	(171.3	)(3)	0.8		88.0	88.8 (3)
Underwriting activities	31.6		–	31.6		(74.9)		–	(74.9)
Foreign currency contracts	(21.5)		29.4	7.9		(21.0)		9.9	(11.1)

	(33.0)		(98.8)	(131.8)		(95.1)		97.9	2.8

Gain on deconsolidation of subsidiary and disposition of associates	1,028.8	(4)(5)	–	1,028.8		999.9	(7)(8)	–	999.9

Other	(0.1)		3.6	3.5		2.1		57.3	59.4

Net gains (losses) on investments	1,322.4		(1,069.5)	252.9		855.3		612.2	1,467.5

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
Includes the Seaspan forward contracts described in note 6.

(3)
Foreign currency net losses on investing activities during 2018 primarily reflected strengthening of the U.S. dollar relative to the Indian rupee and the euro. Foreign currency net gains on investing activities during 2017 primarily reflected strengthening of the euro, Canadian dollar and British pound sterling relative to the U.S. dollar.

(4)
During 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(5)
During 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn$76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn$22.7) respectively. See note 6 for details.

(6)
During 2017 the company increased its equity interest and potential voting interest in EXCO Resources, Inc. ("EXCO") to 15.8% and 21.8% respectively and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on EXCO being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

(7)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock at FVTPL and re-measured to fair value for a net realized gain of $334.5.

(8)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2018
							Year ended December 31, 2018
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint arrangements		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	50.0%	287.7	175.2	(d)	–	175.2	18.1
Gulf Insurance Company ("Gulf Insurance")	43.3%	211.5	174.2		–	174.2	7.3
Thai Re Public Company Limited ("Thai Re")(1)	47.1%	53.1	53.1		–	53.1	(52.4)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	46.0	47.1		–	47.1	0.7
Ambridge Partners LLC ("Ambridge Partners")	50.0%	37.3	37.3		–	37.3	5.9
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	34.5	36.5		–	36.5	0.6
Onlia Holdings Inc. ("Onlia")(2)	50.0%	12.2	12.2	(d)	–	12.2	(3.7)
Falcon Insurance PLC ("Falcon Thailand")	41.2%	9.3	9.3		–	9.3	–
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.7	5.7		–	5.7	0.6
Go Digit Infoworks Services Private Limited ("Digit")	45.3%	3.4	3.4		–	3.4	(6.8)

		700.7	554.0		–	554.0	(29.7)

Non-insurance:
Agriculture
Astarta Holding N.V. ("Astarta")(5)	28.2%	43.1	116.9		–	116.9	(16.3)
Farmers Edge Inc. ("Farmers Edge")	49.2%	66.6	66.9		–	66.9	(32.7)

		109.7	183.8		–	183.8	(49.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(3)	–	246.7	247.3	(d)	–	247.3	118.6
Other	–	116.7	105.7	(d)	–	105.7	(2.8)

		363.4	353.0		–	353.0	115.8

India
Quess Corp Limited ("Quess")(4)(5)	48.8%	672.5	1,044.6		–	1,044.6	8.4
Bangalore International Airport Limited ("Bangalore Airport")(9)	54.0%	704.1	–		674.4	674.4	51.1
IIFL Holdings Limited ("IIFL Holdings")	35.4%	818.3	106.2		317.2	423.4	45.3
Catholic Syrian Bank Ltd. ("CS Bank")(10)	36.4%	93.1	–		93.1	93.1	–
Other	–	233.2	6.6		18.3	24.9	(1.0)

		2,521.2	1,157.4		1,103.0	2,260.4	103.8

Africa
Atlas Mara Limited ("Atlas Mara")(5)	42.4%	119.1	–		195.6	195.6	30.8
AFGRI Holdings Proprietary Limited ("AFGRI")(11)	60.0%	149.9	–		57.1	57.1	(13.2)
Other(12)(13)	–	35.3	–		35.4	35.4	–

		304.3	–		288.1	288.1	17.6

Other
Resolute Forest Products Inc. ("Resolute")(5)	33.6%	240.8	299.8		–	299.8	74.4
APR Energy plc ("APR Energy")	67.8%	303.6	298.4	(d)	–	298.4	(10.3)
Seaspan Corporation ("Seaspan")(6)	21.8%	300.8	276.8		–	276.8	8.8
Peak Achievement Athletics ("Peak Achievement")	42.6%	153.5	128.6	(d)	–	128.6	(15.1)
Arbor Memorial Services Inc. ("Arbor Memorial")(7)	–	–	–		–	–	10.8
Partnerships, trusts and other(8)	–	225.1	220.1		–	220.1	(6.0)

		1,223.8	1,223.7		–	1,223.7	62.6

		4,522.4	2,917.9		1,391.1	4,309.0	250.8

Investments in associates		5,223.1	3,471.9		1,391.1	4,863.0	221.1

As presented on the consolidated balance sheet:
Investments in associates		3,279.1				3,471.9
Fairfax India investments in associates(9)(10)		1,639.7				1,103.0
Fairfax Africa investments in associates(11)(12)(13)		304.3				288.1

		5,223.1				4,863.0

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India and Fairfax Africa's associates are domiciled in India and Africa respectively.

(d)
These investments are considered joint arrangements.

	December 31, 2017
							Year ended December 31, 2017
			Carrying value
	Ownership percentage	Fair value(a)	Associates and joint arrangements		Fairfax India and Fairfax Africa associates(b)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	43.3%	303.0	298.0	(c)	–	298.0	117.6
Gulf Insurance Company ("Gulf Insurance")	41.4%	233.1	185.4		–	185.4	7.7
Thai Re Public Company Limited ("Thai Re")	34.9%	80.5	80.3		–	80.3	(21.3)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	66.7	48.6		–	48.6	1.6
Ambridge Partners LLC ("Ambridge Partners")	50.0%	34.9	34.9		–	34.9	4.4
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	39.6	38.5		–	38.5	3.2
Falcon Insurance PLC ("Falcon Thailand")	41.2%	9.2	9.2		–	9.2	–
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.5	5.5		–	5.5	0.7
Go Digit Infoworks Services Private Limited ("Digit")	45.3%	10.6	10.6		–	10.6	–
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")	–	–	–		–	–	24.0

		783.1	711.0		–	711.0	137.9

Non-insurance:
Agriculture
Astarta Holding N.V. ("Astarta")	28.1%	101.2	140.6		–	140.6	15.8
Farmer's Edge Inc. ("Farmer's Edge")	46.1%	95.0	88.1		–	88.1	(10.5)

		196.2	228.7		–	228.7	5.3

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	213.4	213.4	(c)	–	213.4	12.2
Other	–	88.7	88.6	(c)	–	88.6	21.8

		302.1	302.0		–	302.0	34.0

India
Bangalore International Airport Limited ("Bangalore Airport")	48.0%	608.3	–		611.1	611.1	15.8
IIFL Holdings Limited ("IIFL Holdings")	35.5%	1,185.1	102.7		317.2	419.9	36.5
Other	–	27.2	6.6		21.2	27.8	0.2

		1,820.6	109.3		949.5	1,058.8	52.5

Africa
Atlas Mara Limited ("Atlas Mara")	43.3%	168.7	–		170.3	170.3	1.6
AFGRI Holdings Propriety Limited ("AFGRI")	60.0%	119.0	–		49.5	49.5	(0.4)

		287.7	–		219.8	219.8	1.2

Other
Resolute Forest Products Inc. ("Resolute")	33.8%	334.0	320.6		–	320.6	0.3
APR Energy plc ("APR Energy")	67.8%	336.4	309.4	(c)	–	309.4	(3.1)
Peak Achievement Athletics ("Peak Achievement")	42.6%	153.5	144.8	(c)	–	144.8	(6.2)
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	111.8	61.4		–	61.4	10.6
Partnerships, trusts and other	–	303.9	299.8		–	299.8	(32.0)

		1,239.6	1,136.0		–	1,136.0	(30.4)

		3,846.2	1,776.0		1,169.3	2,945.3	62.6

Investments in associates		4,629.3	2,487.0		1,169.3	3,656.3	200.5

As presented on the consolidated balance sheet:
Investments in associates		2,824.3				2,487.0
Fairfax India investments in associates		1,517.3				949.5
Fairfax Africa investments in associates		287.7				219.8

		4,629.3				3,656.3

(a)
See note 5 for fair value hierarchy information.

(b)
Fairfax India and Fairfax Africa's associates are domiciled in India and Africa respectively.

(c)
These investments are considered joint arrangements.

Insurance and reinsurance associates

(1)
On January 9, 2018 the company increased its equity interest in Thai Re Public Company Limited ("Thai Re") to 47.1% through the acquisition of an additional 12.2% equity interest for cash consideration of $28.2 (910.5 million Thai baht). During 2018 the carrying value of the company's investment in Thai Re exceeded its fair value as determined by the market price of Thai Re shares. The company performed a value-in-use analysis to establish the recoverable amount of its investment in Thai Re and recognized a non-cash impairment charge of $46.5 in share of profit of associates in the consolidated statement of earnings.

(2)
On May 18, 2018 the company acquired a 50.0% equity interest in Onlia Holdings Inc. ("Onlia") for cash consideration of $9.7 (Cdn$12.4). During the remainder of 2018 the company contributed an additional $6.6 (Cdn$8.8) to maintain its 50.0% equity interest and is committed to make additional such contributions of approximately $6 (Cdn$8) prior to September 30, 2019. Onlia, a newly formed Canadian insurance services group that will offer digital property and casualty insurance underwritten by Northbridge, is jointly controlled by the company and Achmea Holding B.V., a provider of financial services in the Netherlands.

Non-insurance associates

(3)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson Holdings, Inc. and its affiliates ("Kennedy Wilson") to invest in U.S. and international real estate. The company participates as a limited partner in the KWF LPs with interests ranging from approximately 50% to 60%. Kennedy Wilson is the general partner and holds the remaining limited partnership interest in each of the KWF LPs. During 2018 three KWF LPs sold investment property in Dublin, Ireland. The company recognized its share of profit of $73.6 (€64.2) from those sales in share of profit of associates in the consolidated statement of earnings. The three KWF LPs were subsequently liquidated and their carrying values reduced to nil when the company received final net distributions of $107.3 (€91.9).

(4)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(5)
At December 31, 2018 certain of the company's associates had carrying values that exceeded their fair values as determined by the market price of their shares. For each such associate, the company performed a value-in-use analysis based on multi-year free cash flow projections and concluded that no impairment was required as the recoverable amount exceeded carrying value. Key assumptions for each value-in-use analysis are set out in the table below:
Associate	Source of free cash flow projections	After-tax discount rate(a)	Long-term growth rate(b)	Summary of other assumptions
Astarta(c)	Internal estimates consistent with third party analyst reports	13.3%	3.0%	Annual capital expenditures consistent with external analyst estimates, working capital requirements comparable to industry peers and cash taxes payable at the Ukraine corporate income tax rate.
Atlas Mara	Atlas Mara management	12.5% – 29.3%	2% – 3%	Growth in loans and advances and customer deposits subsequent to the completion of a new digital banking platform and improved operating expense ratios due to increased investment in information technology.
Quess	Quess management	13.1%	6.0%	Annual capital expenditures reverting to lower historic levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.
Resolute	Internal estimates consistent with third party analyst reports	12.0%	1.5%	Valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historic levels, working capital requirements comparable to industry peers and no significant cash taxes payable in the next five years through utilization of existing tax losses.
  (a)
  The after-tax discount rate is representative of the cost of capital of industry peers.

  (b)
  The long-term growth rate is consistent with growth expectations for the industry and the economies in which each associate operates.

  (c)
  The company recorded an impairment charge of $10.8 related to its investment in Astarta during 2018. At December 31, 2018 a value-in-use analysis concluded that no further impairment charge was required.

(6)
On February 14, 2018 the company invested $250.0 in securities of Seaspan Corporation ("Seaspan") comprised of 5.50% unsecured debentures due February 14, 2025 and warrants to purchase 38.5 million Class A common shares with an exercise price of $6.50 per share ("Tranche 1"). In March 2018 the company committed to invest, in January 2019, an additional $250.0 comprised of 5.50% unsecured debentures due 2026 and warrants to purchase 38.5 million Class A common shares with an exercise price of $6.50 per share ("Tranche 2"). On May 31, 2018 the company agreed to exercise the Tranche 1 warrants early and to exercise the Tranche 2 warrants immediately upon issuance in January 2019. In exchange, Seaspan agreed to issue to the company new 7-year warrants to purchase 25.0 million Class A common shares with an exercise price of $8.05 per share (the "$8.05 warrants") and to amend the terms of the Tranche 1 and Tranche 2 debentures such that the company may require Seaspan to repurchase some or all of the debentures prior to their maturity dates (collectively the "early exercise inducement"). Seaspan is a publicly listed independent charter owner and manager of containerships.

At initial recognition on February 14, 2018 the company's consolidated balance sheet reflected the Tranche 1 debentures as bonds ($222.0) and the Tranche 1 warrants as an investment in associate ($28.0), as the Tranche 1 warrants had features of in-substance equity and provided a potential voting interest in Seaspan of 22.4% at the transaction date (assuming all holders of Seaspan convertible securities, including the company, exercised their conversion options). On July 16, 2018 the company exercised the Tranche 1 warrants early and acquired 38.5 million Class A common shares of Seaspan for $250.0 and received the $8.05 warrants. The company's commitments to purchase the Tranche 2 warrants and invest in the Tranche 2 debentures, and its right to receive the $8.05 warrants, (collectively the "Seaspan forward contracts"), as well as the company's Class A common shares and Tranche 1 debentures, were recorded on the consolidated balance sheet and consolidated statement of earnings as follows:
		December 31, 2018		Year ended December 31, 2018
Financial instrument	Balance sheet line	Carrying value	Fair value	Net gains (losses) on investments
Class A common shares(a)	Investments in associates	276.8	300.8	–
Tranche 1 debentures(b)	Bonds – corporate and other	242.9	242.9	18.7
Commitment to purchase Tranche 2 warrants(c)	Derivatives – equity warrant forward contracts	23.1	23.1	23.1
Commitment to purchase Tranche 2 debentures(d)	Derivatives – other	21.0	21.0	21.0
Right to receive $8.05 warrants(e)	Derivatives – equity warrant forward contracts	–	–	75.4
$8.05 warrants(e)	Derivatives – equity warrant contracts	47.3	47.3	(28.1)

		611.1	635.1	110.1

  (a)
  On July 16, 2018 the company exercised the Tranche 1 warrants and acquired 38.5 million Class A common shares of Seaspan for $250.0 which was added to the equity accounted carrying value of the Tranche 1 warrants.

  (b)
  The unrealized gain of $18.7 in 2018 primarily reflected the change in fair value of the Tranche 1 debentures as a result of the early exercise inducement giving the company the ability to put the Tranche 1 debentures to Seaspan each year in the seven years subsequent to issuance. Prior to the early exercise inducement, the Tranche 1 debentures were payable only at maturity (seven years after issue).

  (c)
  The unrealized gain of $23.1 in 2018 reflected the intrinsic value of the 38.5 million Tranche 2 warrants of $51.1 less the expected cost to acquire those warrants on January 15, 2019 of $28.0. Intrinsic value was considered to be appropriate in the determination of fair value due to the short term nature of the Tranche 2 warrants, and was calculated as the difference between the $7.83 per share fair value of a Seaspan Class A common share at December 31, 2018 and the $6.50 per share exercise price of the Tranche 2 warrants, multiplied by 38.5 million.

  (d)
  The unrealized gain of $21.0 in 2018 primarily related to the impact of the early exercise inducement on the company's commitment to purchase the Tranche 2 debentures. The early exercise inducement gave the company the ability to put the Tranche 2 debentures to Seaspan each year in the seven years subsequent to their issuance, whereas previously the Tranche 2 debentures were payable only at maturity (seven years after issue).

  (e)
  On July 16, 2018 the company received the $8.05 warrants in accordance with the early exercise inducement. Accordingly, the company derecognized its right to receive $8.05 warrants, which had appreciated by $75.4 in 2018, primarily as a result of fluctuations in the price of Seaspan Class A common shares.

The company's aggregate cash investments in Seaspan are set out below:
Financial instruments acquired	Date		Total investment
Tranche 1 debentures and warrants	February 14, 2018		250.0
Class A common shares and $8.05 warrants through early exercise of Tranche 1 warrants	July 16, 2018		250.0
Tranche 2 debentures and warrants	January 15, 2019	*	250.0
Class A common shares through early exercise of Tranche 2 warrants	January 15, 2019	*	250.0

			1,000.0

  *
  See subsequent event below.

(7)
On October 31, 2018 Arbor Memorial Services Inc. ("Arbor Memorial") repurchased the company's 43.4% equity interest for consideration of $179.2 (Cdn $235.4), comprised of cash and newly issued preferred shares. The company derecognized its equity accounted interest in Arbor Memorial, recorded a pre-tax net realized gain on investment of $111.8 and classified the new Arbor Memorial preferred shares at FVTPL.

(8)
On August 3, 2018 the company sold its equity interest in an insurance brokerage, for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn $22.7).

Fairfax India

(9)
On May 16, 2018 Fairfax India increased its equity interest in Bangalore International Airport Limited ("Bangalore Airport") to 54.0% by acquiring an additional 6.0% for cash consideration of $67.4 (4.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in Bangalore Airport because of extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

(10)
On October 19, 2018 Fairfax India invested $88.5 (6.5 billion Indian rupees) in The Catholic Syrian Bank Limited ("CS Bank") and received common shares and warrants representing a 36.4% effective equity interest. Fairfax India has committed to invest approximately $80 (5.6 billion Indian rupees) in exchange for additional warrants of CS Bank within 18 months of the initial closing date to increase its effective equity interest in CS Bank to approximately 51%. At that time the company expects it will continue to apply the equity method of accounting to its investment in CS Bank, primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 15% of available voting rights. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 418 branches and 270 automated teller machines across India.

Fairfax Africa

(11)
On January 31, 2018 Fairfax Africa invested $26.1 (311.2 million South African rand) in the rights issue of AFGRI Holdings Proprietary Limited ("AFGRI") to maintain its 60.0% equity interest.

(12)
On September 28, 2018 Fairfax Africa invested $9.8 (139.4 million South African rand) to acquire a 35.0% equity interest in GroCapital Holdings Proprietary Limited ("GroCapital"), a newly established intermediate holding company that subsequently acquired a 99.8% equity interest in the South African Bank of Athens on October 4, 2018. On November 8, 2018 Fairfax Africa invested $2.3 (32.2 million South African rand) in GroCapital to maintain its 35.0% equity interest.

(13)
On November 19, 2018 Fairfax Africa acquired a 26.0% equity interest in Philafrica Foods Proprietary Ltd. ("Philafrica") for $23.3 (325.0 million South African rand). Philafrica, a subsidiary of AFGRI, is a South African producer of food ingredients primarily for the food processing and quick-service restaurant industries.

Changes in the carrying value of investments in associates for the years ended December 31 were as follows:

	2018
	Associates	Joint arrangements	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,437.0	1,050.0	949.5	219.8	3,656.3
Share of pre-tax comprehensive income (loss):
Share of profit	73.0	104.0	83.7	17.7	278.4
Impairment charges(1)	(57.3)	–	–	–	(57.3)
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(23.0)	(19.4)	0.5	(13.0)	(54.9)
Share of losses on defined benefit plans	(49.6)	–	–	–	(49.6)

	(56.9)	84.6	84.2	4.7	116.6
Dividends and distributions received	(74.2)	(220.5)	(6.2)	–	(300.9)
Purchases and acquisitions	321.7	80.6	155.9	63.3	621.5
Divestitures and other net changes in capitalization(2)	(139.8)	(16.0)	–	0.3	(155.5)
Reclassifications(3)	1,109.5	(5.9)	–	–	1,103.6
Foreign exchange effect	(87.1)	(11.1)	(80.4)	–	(178.6)

Balance – December 31	2,510.2	961.7	1,103.0	288.1	4,863.0

(1)
Included in share of profit of associates in the consolidated statement of earnings.

(2)
Includes the derecognition of Quess' investments in associates of $12.8 upon deconsolidation of Quess (note 23).

(3)
Comprised of the deconsolidation of Quess (note 23) and the consolidation by Grivalia Properties of a former joint arrangement.

	2017
	Associates	Joint arrangements	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,769.6	623.4	240.5	–	2,633.5
Share of pre-tax comprehensive income (loss):
Share of profit	72.2	128.2	45.5	1.2	247.1
Impairment charges(1)	(46.6)	–	–	–	(46.6)
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	22.9	46.4	(0.1)	(1.3)	67.9
Share of gains (losses) on defined benefit plans	12.4	–	(0.1)	–	12.3

	60.9	174.6	45.3	(0.1)	280.7
Dividends and distributions received	(50.5)	(57.0)	(26.8)	–	(134.3)
Purchases and acquisitions	367.4	301.6	682.9	219.9	1,571.8
Divestitures and other net changes in capitalization	(290.5)	(2.4)	(0.7)	–	(293.6)
Reclassifications(2)	(440.4)	–	(20.4)	–	(460.8)
Foreign exchange effect	20.5	9.8	28.7	–	59.0

Balance – December 31	1,437.0	1,050.0	949.5	219.8	3,656.3

(1)
Included in share of profit of associates in the consolidated statement of earnings.

(2)
Comprised of the consolidation of Grivalia Properties, the reduction of the company's investment in ICICI Lombard and the consolidation of Fairchem subsequent to its merger with Privi Organics.

The company's strategic investment in 15.0% of Alltrust Insurance Company of China Ltd. had a carrying value of $77.1 at December 31, 2018 (December 31, 2017 – $81.2) and is classified as a common stock at FVTPL on the consolidated balance sheet.

Subsequent to December 31, 2018

Additional investment in Seaspan Corporation warrants and debentures

On January 15, 2019 the company fulfilled its commitment to purchase the Seaspan Tranche 2 warrants and debentures for aggregate cash consideration of $250.0. The Tranche 2 warrants were immediately exercised for additional cash consideration of $250.0 to acquire 38.5 million Seaspan Class A common shares. In its consolidated financial reporting in the first quarter of 2019 the company will derecognize its commitments to purchase the Tranche 2 warrants and debentures and will record a net realized gain on derivatives of $107.6 (of which $44.1 was recognized as unrealized gains in 2018 for the increase in fair value of the commitments up to December 31, 2018) primarily related to the appreciation of Seaspan's Class A common shares during the commitment period. The company expects to continue to apply the equity method of accounting to its investment in Seaspan Class A common shares.

Additional investment in Sanmar Chemicals Group

On September 17, 2018 Fairfax India entered into an agreement with Sanmar Chemicals Group ("Sanmar") pursuant to which Fairfax India's $299.0 principal amount of Sanmar bonds, including accrued interest, will be settled for equivalent proceeds comprised of an additional 12.9% equity interest in Sanmar valued at approximately $202 (14.1 billion Indian rupees) and cash. The cash portion of the proceeds had a value of approximately $191 at December 31, 2018 based on the fair value of the Sanmar bonds of approximately $393 at that date. Closing of the transaction will increase Fairfax India's ownership interest in Sanmar to 42.9% from 30.0%, is subject to customary conditions and third party consents, and is expected to be completed in the first half of 2019. Sanmar is one of the largest suspension PVC manufacturers in India.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2018				December 31, 2017
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	–	414.4	22.3	13.4	–	892.5	11.8	12.1
Equity index total return swaps – short positions	–	–	–	–	–	52.6	0.4	–
Equity total return swaps – long positions	–	390.3	4.8	51.7	–	697.8	17.8	15.6
Equity warrants and call options(1)	123.7	652.9	79.8	–	65.2	615.3	77.6	–
Equity warrant forward contracts(1)	–	316.6	38.4	–	–	–	–	–
CPI-linked derivative contracts	668.9	114,426.4	24.9	–	678.4	117,254.6	39.6	–
U.S. treasury bond forward contracts	–	471.9	–	30.4	–	1,693.8	–	28.8
Foreign currency forward contracts	–	–	71.3	53.7	–	–	57.1	69.7
Foreign currency options	48.3	–	44.9	–	–	–	–	–
Other derivative contracts(1)	–	–	21.0	0.3	–	–	–	–

Total			307.4	149.5			204.3	126.2

(1)
Includes the Seaspan warrants and forward contracts at December 31, 2018 described in note 6.

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Certain derivative contracts entered into by the company are considered economic hedges of certain market risks but are not designated as hedges for financial reporting.

Equity contracts

The company holds short equity and equity index total return swaps for investment purposes with original notional amounts of $276.5 and nil at December 31, 2018 (December 31, 2017 – $539.2 and $54.8). These contracts provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During 2018 the company paid net cash of $46.8 (2017 – $485.6) in connection with the closures and reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (inception-to-date realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years).

The company holds long equity total return swaps on individual equities for investment purposes with an original notional amount of $501.5 at December 31, 2018 (December 31, 2017 – $706.3). These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities. During 2018 the company paid net cash of $37.2 (2017 – received net cash of $21.6) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2018 the company closed out $452.9 notional amount of long equity total return swaps and recognized a net gain on investment of $19.5 (inception-to-date realized gain of $16.5 of which $3.0 was recognized as unrealized losses in prior years).

At December 31, 2018 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $186.1 (December 31, 2017 – $272.5), comprised of collateral of $126.1 (December 31, 2017 – $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $60.0 (December 31, 2017 – $36.0) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

U.S. treasury bond forward contracts

The company holds forward contracts to sell long dated U.S. treasury bonds to reduce its exposure to interest rate risk. At December 31, 2018 these contracts had a notional amount of $471.9 (December 31, 2017 – $1,693.8), an average term to maturity of less than three months, and may be renewed at market rates.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2018 these contracts have a remaining weighted average life of 3.6 years (December 31, 2017 – 4.6 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2018
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Fair value in bps(2)
Underlying CPI index	Floor rate(1)		Contract currency	U.S. dollars			Cost	Cost in bps(2)	Fair value		Unrealized gain (loss)
United States	0.0%	3.7	46,725.0	46,725.0	231.39	251.23	286.7	61.4	8.0	1.7	(278.7)
United States	0.5%	5.8	12,600.0	12,600.0	238.30	251.23	39.4	31.3	15.1	12.0	(24.3)
European Union	0.0%	3.0	41,375.0	47,297.6	96.09	104.10	299.3	63.3	1.5	0.3	(297.8)
United Kingdom	0.0%	3.9	3,300.0	4,202.9	243.82	285.60	22.8	54.2	–	–	(22.8)
France	0.0%	4.1	3,150.0	3,600.9	99.27	103.16	20.7	57.5	0.3	0.8	(20.4)

		3.6		114,426.4			668.9		24.9		(644.0)

	December 31, 2017
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Fair value in bps(2)
Underlying CPI index	Floor rate(1)		Contract currency	U.S. dollars			Cost	Cost in bps(2)	Fair value		Unrealized gain (loss)
United States	0.0%	4.7	46,725.0	46,725.0	231.39	246.52	287.5	61.5	20.6	4.4	(266.9)
United States	0.5%	6.8	12,600.0	12,600.0	238.30	246.52	39.9	31.7	17.2	13.7	(22.7)
European Union	0.0%	4.0	41,375.0	49,683.0	96.09	102.57	307.1	61.8	1.4	0.3	(305.7)
United Kingdom	0.0%	4.9	3,300.0	4,464.1	243.82	278.10	23.2	52.0	0.3	0.7	(22.9)
France	0.0%	5.1	3,150.0	3,782.5	99.27	101.76	20.7	54.7	0.1	0.3	(20.6)

		4.6		117,254.6			678.4		39.6		(638.8)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2018 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 243.41 (December 31, 2017 – 242.20).

(2)
Expressed as a percentage of the notional amount.

During 2018 the company recorded net unrealized losses of $6.7 (2017 – $71.0) on its CPI-linked derivative contracts and did not enter into any new contracts.

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of the collateral deposited for the benefit of the company at December 31, 2018 consisted of cash of $1.1 and government securities of $18.3 (December 31, 2017 – $3.6 and $35.9). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2018. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2018 the company has designated the carrying value of Cdn$2,691.5 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,028.4 (December 31, 2017 – principal amount of Cdn$2,212.9 with a fair value of $1,868.6) as a hedge of a portion of its net investment in operations with a Canadian dollar functional currency. During 2018 the company recognized pre-tax gains of $166.3 (2017 – pre-tax losses of $106.3) related to exchange rate movements on the unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Hedge of net investment in European operations

On March 29, 2018 and May 18, 2018 the company completed an offering of €600.0 unsecured senior notes and a €150.0 re-opening of those notes. At December 31, 2018 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $854.5 as a hedge of its net investment in European operations with a euro functional currency. During 2018 the company recognized pre-tax gains of $57.1 related to exchange rate movements on the unsecured senior notes in gains on hedge of net investment in European operations in the consolidated statement of comprehensive income. See note 15 for details of the euro denominated unsecured senior notes.

8.    Insurance Contract Liabilities

	December 31, 2018			December 31, 2017
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	6,272.2	1,290.8	4,981.4	5,951.7	1,169.0	4,782.7
Provision for losses and loss adjustment expenses	29,081.7	6,459.1	22,622.6	28,610.8	6,189.7	22,421.1

Total insurance contract liabilities	35,353.9	7,749.9	27,604.0	34,562.5	7,358.7	27,203.8

Current	14,086.5	3,489.5	10,597.0	13,405.0	2,975.9	10,429.1
Non-current	21,267.4	4,260.4	17,007.0	21,157.5	4,382.8	16,774.7

	35,353.9	7,749.9	27,604.0	34,562.5	7,358.7	27,203.8

At December 31, 2018 the company's net provision for losses and loss adjustment expenses of $22,622.6 (December 31, 2017 – $22,421.1) were comprised of case reserves of $9,409.3 and IBNR of $13,213.3 (December 31, 2017 – $9,731.5 and $12,689.6).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2018	2017
Provision for unearned premiums – January 1	5,951.7	3,740.4
Gross premiums written	15,528.3	12,207.5
Less: gross premiums earned	(15,001.4)	(11,822.0)
Acquisitions of subsidiaries (note 23)	5.9	1,906.2
Divestiture of subsidiary (note 23)	–	(157.9)
Foreign exchange effect and other	(212.3)	77.5

Provision for unearned premiums – December 31	6,272.2	5,951.7

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2018	2017
Provision for losses and loss adjustment expenses – January 1	28,610.8	19,481.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(462.7)	(218.8)
Losses and expenses for claims occurring in the current year(1)	11,165.8	9,736.5
Paid on claims occurring during:
the current year	(2,474.6)	(2,263.9)
the prior years	(7,566.3)	(5,526.0)
Acquisitions of subsidiaries and reinsurance transactions(2)	564.6	7,377.6
Divestiture of subsidiary (note 23)	–	(546.6)
Foreign exchange effect and other	(755.9)	570.2

Provision for losses and loss adjustment expenses – December 31	29,081.7	28,610.8

(1)
Excludes a gain of $103.7 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions in 2018 (described in the subsequent paragraph).

(2)
Comprised primarily of gross insurance contract liabilities assumed of $553.2 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions in 2018 (described in the subsequent paragraph) and the acquisition of Allied World in 2017 (note 23).

RiverStone (UK) acquisition transactions

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. The 2018 consolidated statement of earnings reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

Subsequent to December 31, 2018

Effective January 1, 2019 European Run-off reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior, and will assume approximately $549 of net insurance contract liabilities in exchange for consideration of approximately the same. This transaction will be reflected in the company's consolidated financial reporting in the first quarter of 2019.

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2018.

	Calendar year
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Provision for losses and loss adjustment expenses	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7
Less: CTR Life(1)	27.6	25.3	24.2	20.6	17.9	15.2	14.2	12.8	8.7	8.0

	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7
Cumulative payments as of:
One year later	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0
Two years later	5,307.6	5,441.4	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4
Three years later	6,846.3	7,063.1	7,920.3	9,148.0	8,775.5	8,172.7	9,466.5
Four years later	7,932.7	8,333.3	9,333.4	10,702.8	10,212.4	9,561.8
Five years later	8,936.9	9,327.0	10,458.7	11,783.3	11,354.4
Six years later	9,721.1	10,202.6	11,263.6	12,729.6
Seven years later	10,456.1	10,823.4	12,030.0
Eight years later	10,975.6	11,442.7
Nine years later	11,515.3
Reserves re-estimated as of:
One year later	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6
Two years later	14,726.6	15,959.7	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8
Three years later	14,921.6	15,705.6	16,721.0	17,820.5	17,307.9	16,114.0	18,502.5
Four years later	14,828.9	15,430.4	16,233.9	17,735.5	17,287.2	15,938.9
Five years later	14,663.1	15,036.2	16,269.6	17,830.5	17,203.5
Six years later	14,433.0	15,099.0	16,331.8	17,791.8
Seven years later	14,551.5	15,252.1	16,340.6
Eight years later	14,744.2	15,279.7
Nine years later	14,800.0
Favourable (unfavourable) development	(322.8)	744.3	867.4	1,836.4	1,991.4	1,795.0	1,299.7	664.2	1,021.5
Comprised of favourable (unfavourable):
Effect of foreign currency translation	116.7	303.3	320.1	635.8	544.1	329.2	(137.0)	(113.0)	558.8
Loss reserve development	(439.5)	441.0	547.3	1,200.6	1,447.3	1,465.8	1,436.7	777.2	462.7

	(322.8)	744.3	867.4	1,836.4	1,991.4	1,795.0	1,299.7	664.2	1,021.5

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2018 of $462.7 in the table above was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31:

	2018		2017
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,292.1	1,033.3	1,347.7	1,065.5
Losses and loss adjustment expenses incurred	138.6	114.3	153.0	141.8
Losses and loss adjustment expenses paid	(233.2)	(170.1)	(208.6)	(174.0)
Provisions for asbestos claims assumed during the year, at December 31(1)	20.4	17.8	–	–

Provision for asbestos claims and loss adjustment expenses – December 31	1,217.9	995.3	1,292.1	1,033.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions.

Fair Value

The estimated fair value of the company's insurance and reinsurance contracts is as follows:

	December 31, 2018		December 31, 2017
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	34,560.2	35,353.9	33,807.2	34,562.5
Ceded reinsurance contracts	7,276.2	7,749.9	6,948.7	7,358.7

The fair value of insurance contracts is comprised of the fair value of both unpaid claims liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claims liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2018		December 31, 2017
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	33,539.0	7,074.1	32,820.7	6,764.1
100 basis point decrease	35,686.3	7,494.8	34,877.5	7,147.6

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2018			December 31, 2017
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,482.3	(23.2)	6,459.1	6,216.2	(26.5)	6,189.7
Reinsurers' share of paid losses	792.6	(141.6)	651.0	593.7	(139.9)	453.8
Provision for unearned premiums	1,290.8	–	1,290.8	1,169.0	–	1,169.0

	8,565.7	(164.8)	8,400.9	7,978.9	(166.4)	7,812.5

Current			4,121.2			3,418.6
Non-current			4,279.7			4,393.9

			8,400.9			7,812.5

(1)
The company's management of credit risk associated with its reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2018
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	593.7	6,216.2	1,169.0	(166.4)	7,812.5
Reinsurers' share of losses paid to insureds	2,233.3	(2,233.3)	–	–	–
Reinsurance recoveries received	(2,012.6)	–	–	–	(2,012.6)
Reinsurers' share of unpaid losses and premiums earned	–	2,774.4	(2,935.4)	–	(161.0)
Premiums ceded to reinsurers	–	–	3,097.3	–	3,097.3
Change in provision, recovery or write-off of impaired balances	(5.5)	(2.5)	–	(0.2)	(8.2)
Acquisitions of subsidiaries (note 23) and reinsurance transactions(1)	0.1	30.1	4.2	–	34.4
Foreign exchange effect and other	(16.4)	(302.6)	(44.3)	1.8	(361.5)

Balance – December 31	792.6	6,482.3	1,290.8	(164.8)	8,400.9

(1)
Includes recoverable from reinsurers of $23.9 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions described in note 8.

	2017
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	432.2	3,210.0	539.8	(171.7)	4,010.3
Reinsurers' share of losses paid to insureds	1,330.7	(1,330.7)	–	–	–
Reinsurance recoveries received	(1,314.0)	–	–	–	(1,314.0)
Reinsurers' share of unpaid losses and premiums earned	–	2,367.1	(2,100.6)	–	266.5
Premiums ceded to reinsurers	–	–	2,224.0	–	2,224.0
Change in provision, recovery or write-off of impaired balances	(0.2)	0.7	–	7.2	7.7
Acquisitions of subsidiaries (note 23)	162.7	2,115.2	586.0	–	2,863.9
Divestitures of subsidiaries (note 23)	(29.0)	(237.8)	(86.8)	0.1	(353.5)
Foreign exchange effect and other	11.3	91.7	6.6	(2.0)	107.6

Balance – December 31	593.7	6,216.2	1,169.0	(166.4)	7,812.5

Commission income earned on premiums ceded to reinsurers in 2018 of $567.4 (2017 – $347.1) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2018	December 31, 2017
Insurance premiums receivable	2,949.8	2,752.3
Reinsurance premiums receivable	1,082.1	1,086.4
Funds withheld receivable	800.9	659.8
Other	307.5	218.7
Provision for uncollectible balances	(29.6)	(30.3)

	5,110.7	4,686.9

Changes in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2018	2017	2018	2017
Balance – January 1	2,752.3	1,906.2	1,086.4	788.8
Gross premiums written	11,895.0	9,329.9	3,633.3	2,877.6
Premiums collected	(10,344.5)	(8,075.2)	(2,772.1)	(2,323.3)
Recovery (impairments)	–	0.5	(1.7)	(0.7)
Amounts due to brokers and agents	(1,220.4)	(932.3)	(842.7)	(686.4)
Acquisitions of subsidiaries (note 23)	4.0	604.1	–	445.2
Divestiture of subsidiary (note 23)	–	(64.7)	–	(48.5)
Foreign exchange effect and other	(136.6)	(16.2)	(21.1)	33.7

Balance – December 31	2,949.8	2,752.3	1,082.1	1,086.4

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2018	2017
Balance – January 1	927.5	693.1
Premium acquisition costs deferred	3,012.1	2,380.2
Amortization	(2,812.5)	(2,140.7)
Divestiture of subsidiary (note 23)	–	(15.8)
Foreign exchange effect and other	0.2	10.7

Balance – December 31	1,127.3	927.5

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2018	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5
Additions	136.4	–	11.2	11.9	134.9	294.4
Disposals	(227.1)	–	(8.2)	(8.5)	(4.1)	(247.9)
Amortization	–	–	(99.3)	–	(96.3)	(195.6)
Impairment	(2.6)	(4.3)	(0.2)	–	(1.2)	(8.3)
Foreign exchange effect and other	(108.7)	(0.4)	(18.5)	(78.0)	(32.6)	(238.2)

Balance – December 31, 2018	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9

Gross carrying amount	2,712.3	507.5	1,247.0	1,096.8	852.8	6,416.4
Accumulated amortization	–	–	(314.0)	–	(398.6)	(712.6)
Accumulated impairment	(9.6)	(4.3)	(0.2)	–	(12.8)	(26.9)

	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2017	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5
Additions	1,212.3	87.4	672.8	87.5	172.9	2,232.9
Disposals	(1.7)	–	–	–	(0.2)	(1.9)
Amortization	–	–	(67.9)	–	(91.0)	(158.9)
Impairment	(0.1)	–	–	–	(0.5)	(0.6)
Foreign exchange effect and other	60.5	–	11.1	69.5	12.4	153.5

Balance – December 31, 2017	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5

Gross carrying amount	2,911.8	507.9	1,266.7	1,171.4	767.7	6,625.5
Accumulated amortization	–	–	(218.9)	–	(311.5)	(530.4)
Accumulated impairment	(7.1)	–	–	–	(15.5)	(22.6)

	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5

(1)
Not subject to amortization.

Goodwill and intangible assets were allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2018			December 31, 2017
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Allied World	937.9	710.0	1,647.9	938.9	763.7	1,702.6
Recipe(1)	261.8	984.9	1,246.7	222.3	1,073.6	1,295.9
Brit	154.3	561.1	715.4	154.3	571.3	725.6
Zenith National	317.6	107.2	424.8	317.6	115.5	433.1
Crum & Forster	185.9	108.3	294.2	188.8	129.4	318.2
Thomas Cook India	133.4	52.7	186.1	150.0	54.2	204.2
Northbridge	87.8	76.6	164.4	95.7	77.1	172.8
Odyssey Group	119.7	57.7	177.4	119.7	51.6	171.3
AMAG Insurance	42.2	101.5	143.7	44.7	110.2	154.9
Quess(1)	–	–	–	229.0	21.8	250.8
All other(2)	462.1	214.2	676.3	443.7	199.4	643.1

	2,702.7	2,974.2	5,676.9	2,904.7	3,167.8	6,072.5

(1)
Recipe acquired The Keg on February 22, 2018, and Quess was deconsolidated on March 1, 2018, as described in note 23.

(2)
Comprised primarily of balances related to NCML, Fairchem, Mosaic Capital, Boat Rocker, Dexterra, U.S. Run-off and Pethealth.

At December 31, 2018 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of Allied World during 2017, St-Hubert and Original Joe's (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2018 and it was concluded that no significant impairments had occurred.

When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of fair value less costs of disposal or value in use, determined on the basis of market prices where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including premium volumes, investment returns, revenue, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenue and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by head office management. The cash flow forecasts are adjusted by applying appropriate after-tax discount rates within a range of 8.4% to 13.0% for insurance business and 11.7% to 18.3% for non-insurance business. A long term investment return of 5.0% was applied to the investment portfolios of insurance businesses. The long-term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 2.5% to 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2018			December 31, 2017
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	374.8	867.7	1,242.5	403.0	847.3	1,250.3
Other reporting segment investment property (note 23)	–	1,157.9	1,157.9	–	1,168.4	1,168.4
Other reporting segment inventories	–	455.5	455.5	–	320.7	320.7
Other reporting segment sales receivables	–	390.9	390.9	–	470.0	470.0
Prepaid expenses	89.9	117.3	207.2	83.7	102.5	186.2
Accrued interest and dividends	162.0	11.2	173.2	105.2	16.2	121.4
Income taxes refundable	123.0	29.3	152.3	83.1	63.9	147.0
Deferred compensation plans	80.5	–	80.5	67.1	–	67.1
Pension surplus (note 21)	64.0	–	64.0	49.1	–	49.1
Receivables for securities sold but not yet settled	3.4	–	3.4	207.3	–	207.3
Other	448.1	192.8	640.9	565.5	275.3	840.8

	1,345.7	3,222.6	4,568.3	1,564.0	3,264.3	4,828.3

Current	614.5	947.8	1,562.3	788.5	1,069.0	1,857.5
Non-current	731.2	2,274.8	3,006.0	775.5	2,195.3	2,970.8

	1,345.7	3,222.6	4,568.3	1,564.0	3,264.3	4,828.3

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2018			December 31, 2017
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Other reporting segment payables related to cost of sales	–	616.8	616.8	–	530.8	530.8
Payable to reinsurers	576.4	–	576.4	428.2	–	428.2
Salaries and employee benefit liabilities	315.1	61.2	376.3	296.8	77.3	374.1
Deferred gift card, hospitality and other revenue	24.7	336.4	361.1	27.3	294.7	322.0
Amounts withheld and accrued taxes	269.8	29.5	299.3	205.2	43.4	248.6
Ceded deferred premium acquisition costs	254.8	–	254.8	161.4	–	161.4
Pension and post retirement liabilities (note 21)	232.0	21.1	253.1	227.1	23.7	250.8
Accrued rent, storage and facilities costs	26.9	159.6	186.5	33.1	59.7	92.8
Amounts payable to agents and brokers	93.8	–	93.8	90.4	0.1	90.5
Accrued commissions	86.8	0.5	87.3	79.8	0.4	80.2
Accrued premium taxes	74.6	–	74.6	66.6	–	66.6
Accrued legal and professional fees	61.1	10.7	71.8	37.7	10.7	48.4
Accrued interest expense	63.2	3.0	66.2	48.0	3.4	51.4
Amounts payable for securities purchased but not yet settled	19.2	29.8	49.0	18.2	–	18.2
Administrative and other	675.6	226.1	901.7	621.7	243.8	865.5

	2,774.0	1,494.7	4,268.7	2,341.5	1,288.0	3,629.5

Current	1,866.1	1,156.4	3,022.5	1,429.7	1,019.7	2,449.4
Non-current	907.9	338.3	1,246.2	911.8	268.3	1,180.1

	2,774.0	1,494.7	4,268.7	2,341.5	1,288.0	3,629.5

15.  Borrowings

	December 31, 2018			December 31, 2017
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:
7.375% due April 15, 2018(e)(10)	–	–	–	144.2	144.2	146.4
7.25% due June 22, 2020 (Cdn$275.0)(d)(8)	–	–	–	213.3	212.7	235.6
5.80% due May 15, 2021(d)(5)	–	–	–	500.0	498.0	534.1
6.40% due May 25, 2021 (Cdn$400.0)(d)	289.6	288.7	310.2	315.7	314.4	349.4
5.84% due October 14, 2022 (Cdn$450.0)(d)(1)	326.5	329.2	352.9	359.2	362.5	397.2
4.50% due March 22, 2023 (Cdn$400.0)	292.9	290.9	301.7	319.2	316.8	333.5
4.875% due August 13, 2024(d)(1)	282.5	279.5	288.2	300.0	296.2	313.4
4.95% due March 3, 2025 (Cdn$350.0)(d)	256.3	252.9	267.2	279.3	275.5	297.1
8.30% due April 15, 2026(e)	91.8	91.6	109.5	91.8	91.6	116.3
4.70% due December 16, 2026 (Cdn$450.0)	329.5	327.2	334.3	359.2	356.6	371.7
4.25% due December 6, 2027 (Cdn$650.0)	475.9	473.7	462.1	518.8	516.2	514.7
2.75% due March 29, 2028 (€750.0)(11)	857.4	840.7	854.5	–	–	–
4.85% due April 17, 2028(9)	600.0	594.6	576.3	–	–	–
7.75% due July 15, 2037(e)	91.3	90.5	106.7	91.3	90.4	114.1

	3,893.7	3,859.5	3,963.6	3,492.0	3,475.1	3,723.5

Borrowings – insurance and reinsurance companies
Allied World 5.50% senior notes due November 1, 2020(7)	–	–	–	300.0	320.4	320.0
Allied World 4.35% senior notes due October 29, 2025	500.0	507.2	490.4	500.0	508.4	507.3
Allied World revolving credit facility and other borrowings	39.6	43.5	43.2	45.0	49.2	49.2
Odyssey Group floating rate unsecured senior notes due 2021	90.0	89.9	92.4	90.0	89.8	93.0
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.2	38.2	38.4	38.2	38.2
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)	171.9	176.1	174.3	182.6	188.5	199.0
Brit floating rate revolving credit facility	7.9	7.9	7.9	45.0	45.0	45.0
Advent floating rate unsecured senior notes due 2026(d)	46.0	45.0	46.0	46.0	45.0	46.0
Advent floating rate subordinated notes due June 3, 2035(d)	47.7	46.5	44.7	48.4	47.1	47.8
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4

	983.0	995.7	978.5	1,336.8	1,373.0	1,386.9

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loans(4)	550.0	547.2	550.0	400.0	400.0	400.0
Fairfax India subsidiary borrowings	183.8	183.8	183.8	186.1	186.1	186.1
Fairfax Africa floating rate term loan and credit facility(2)(3)	30.0	29.5	29.5	150.0	150.0	150.0
Recipe term loans and credit facilities	328.0	326.9	326.9	379.9	378.2	378.2
Grivalia Properties term loans and revolving facility	254.2	254.2	254.2	160.4	160.4	160.4
Loans and revolving credit facilities primarily at floating rates(6)	283.7	283.6	283.6	291.7	291.3	291.4

	1,629.7	1,625.2	1,628.0	1,568.1	1,566.0	1,566.1

Total debt	6,506.4	6,480.4	6,570.1	6,396.9	6,414.1	6,676.5

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument's offering document.

(e)
Not redeemable prior to the contractual maturity date.

During 2018 the company and its subsidiaries completed the following debt transactions:

(1)
During 2018 the company repurchased $17.5 principal amount of its 4.875% senior notes due August 13, 2024 and $3.1 (Cdn$4.0) principal amount of its 5.84% senior notes due October 14, 2022.

(2)
On September 7, 2018 Fairfax Africa entered into a $90.0 secured, floating rate revolving demand credit facility with a syndicate of lenders that matures on September 7, 2019. There was $30.0 drawn on that credit facility at December 31, 2018.

(3)
On August 29, 2018 Fairfax Africa repaid its $150.0 term loan due August 31, 2018 with the proceeds from the release of that term loan's cash collateral.

(4)
On June 28, 2018 Fairfax India replaced its $400.0 principal amount, one-year floating rate term loan due July 10, 2018 with a $550.0 principal amount, one-year floating rate syndicated term loan due June 28, 2019 (with a one year extension option).

(5)
On June 15, 2018 the company redeemed its $500.0 principal amount of 5.80% senior notes due May 15, 2021 for cash consideration of $538.8 including accrued interest, and recognized a loss on repurchase of long term debt of $38.2 in other expenses in the consolidated statement of earnings.

(6)
On May 31, 2018 Toys "R" Us Canada repaid its $195.9 (Cdn$254.2) principal amount of debtor in possession financing for cash consideration of $198.0 (Cdn$256.9) including accrued interest. Contemporaneously Toys "R" Us Canada entered into a $154.2 (Cdn$200.0) floating rate revolving credit facility with a syndicate of lenders that matures on May 31, 2023. There was $73.9 (Cdn$101.0) drawn on that credit facility at December 31, 2018.

(7)
During 2018 the company repurchased $8.2 principal amount of Allied World's 5.50% senior notes due November 15, 2020. On May 7, 2018 Allied World used a capital contribution from the company to redeem the remaining $291.8 principal amount of those notes for cash consideration of $316.6 including accrued interest.

(8)
On April 30, 2018 the company redeemed its remaining $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020 for cash consideration of $232.0 (Cdn$298.4) including accrued interest, and recognized a loss on repurchase of long term debt of $19.6 (Cdn$25.1) in other expenses in the consolidated statement of earnings.

(9)
On April 17, 2018 the company completed an offering of $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028 at an issue price of 99.765 for net proceeds after discount, commissions and expenses of $594.2. Commissions and expenses of $4.4 were included in the carrying value of the notes. In anticipation of this offering, the company had initiated a hedge of the treasury benchmark interest rate related to the notes which decreased the effective interest rate of the notes from 4.88% to 4.58% per annum. On January 24, 2019 the notes were exchanged by their holders for an equal principal amount of substantially identical notes that had been registered under the U.S. Securities Act.

(10)
On April 15, 2018 the company repaid $144.2 principal amount of its 7.375% senior notes on maturity.

(11)
On March 29, 2018 the company completed an offering of €600.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 at an issue price of 98.791 for net proceeds after discount, commissions and expenses of $723.2 (€588.0). In anticipation of this offering, the company had initiated a hedge of the benchmark interest rate related to the notes which increased the effective interest rate of the notes from 2.89% to 3.12% per annum. On May 18, 2018 the company completed a re-opening of these notes for €150.0 principal amount at an issue price of 98.893 for net proceeds after discount, commissions and expenses of $173.3 (€147.2). Aggregate commissions and expenses of $7.1 (€5.8) were included in the carrying value of the notes.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2018				2017
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	3,475.1	1,373.0	1,566.0	6,414.1	3,472.5	435.5	859.6	4,767.6
Cash inflows from issuances	1,490.7	–	664.0	2,154.7	509.5	22.5	500.6	1,032.6
Cash outflows from repayments	(928.8)	(317.7)	(660.6)	(1,907.1)	(483.7)	–	(268.7)	(752.4)
Net cash inflows (outflows) from credit facilities and short term loans	–	(42.2)	41.4	(0.8)	(200.0)	45.0	193.7	38.7
Non-cash changes:
Acquisitions (note 23)	–	–	218.1	218.1	–	860.5	221.5	1,082.0
Deconsolidation of subsidiary (note 23)	–	–	(141.6)	(141.6)	–	–	–	–
Loss on redemption	58.9	–	–	58.9	28.6	–	–	28.6
Foreign exchange effect and other	(236.4)	(17.4)	(62.1)	(315.9)	148.2	9.5	59.3	217.0

Balance – December 31	3,859.5	995.7	1,625.2	6,480.4	3,475.1	1,373.0	1,566.0	6,414.1

Principal repayments on borrowings are due as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Holding company	–	–	289.6	326.5	292.9	2,984.7	3,893.7
Insurance and reinsurance companies	8.2	0.3	90.3	0.3	0.3	883.6	983.0
Non-insurance companies	1,026.2	133.8	222.2	24.6	133.3	89.6	1,629.7

Total	1,034.4	134.1	602.1	351.4	426.5	3,957.9	6,506.4

Subsequent to December 31, 2018

On February 7, 2019 the company completed an offering of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at an issue price of 100.0 for net proceeds of $85.0. Commissions and expenses of $0.6 were reimbursed to the company by the sole purchaser of the notes.

Credit Facility – Holding company

During 2018 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders by one year to December 21, 2022. The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2018 there were no amounts drawn on the credit facility and the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.26:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $13.1 billion.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2018 was comprised of 1,548,000 multiple voting shares and 27,717,325 subordinate voting shares without par value prior to deducting 1,228,148 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2017 – 1,548,000, 27,904,801 and 902,498 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2018	2017
Subordinate voting shares – January 1	27,002,303	22,344,796
Issuances during the year	–	5,084,961
Purchases for cancellation	(187,476)	(184,367)
Treasury shares acquired	(415,538)	(277,364)
Treasury shares reissued	89,888	34,277

Subordinate voting shares – December 31	26,489,177	27,002,303
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	27,237,947	27,751,073

During 2018 the company purchased for cancellation 187,476 subordinate voting shares (2017 – 184,367) under the terms of its normal course issuer bids at a cost of $92.7 (2017 – $96.2), of which $46.3 (2017 – $50.6) was charged to retained earnings. Subsequent to December 31, 2018 and up to March 8, 2019 the company purchased for cancellation 249,361 subordinate voting shares under the terms of its normal course issuer bid at a cost of $118.0.

During 2018 the company purchased for treasury 415,538 subordinate voting shares at a cost of $214.0 (2017 – 277,364 subordinate voting shares at a cost of $140.5) on the open market for use in its share-based payment awards. Subsequent to December 31, 2018 and up to March 8, 2019 the company purchased for treasury 103,649 subordinate voting shares at a cost of $47.9 on the open market for use in its share-based payment awards.

During 2017 the company issued 5,084,961 subordinate voting shares, of which 5,075,894 shares with a fair value of $2,191.6 were issued pursuant to the acquisition of Allied World as described in note 23.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2019	January 18, 2019	January 28, 2019	$10.00	$278.0
January 3, 2018	January 18, 2018	January 25, 2018	$10.00	$283.2
January 4, 2017	January 19, 2017	January 26, 2017	$10.00	$237.4

Preferred stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2017	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2017 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2017	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2018 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2018	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178

The carrying value of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2017	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5
2017 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2017	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5
2018 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2018	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2018 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(3)
Series C	December 31, 2019	6,016,384	Cdn$150.4	Cdn$25.00	4.58%	–
Series D	December 31, 2019	3,983,616	Cdn$99.6	Cdn$25.00	–	4.86%
Series E	March 31, 2020	3,967,134	Cdn$99.2	Cdn$25.00	2.91%	–
Series F	March 31, 2020	3,572,044	Cdn$89.3	Cdn$25.00	–	3.87%
Series G	September 30, 2020	7,432,952	Cdn$185.8	Cdn$25.00	3.32%	–
Series H	September 30, 2020	2,567,048	Cdn$64.2	Cdn$25.00	–	4.27%
Series I	December 31, 2020	10,465,553	Cdn$261.6	Cdn$25.00	3.71%	–
Series J	December 31, 2020	1,534,447	Cdn$38.4	Cdn$25.00	–	4.56%
Series K	March 31, 2022	9,500,000	Cdn$237.5	Cdn$25.00	4.67%	–
Series M	March 31, 2020	9,200,000	Cdn$230.0	Cdn$25.00	4.75%	–
(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2018 the company paid preferred share dividends of $45.1 (2017 – $44.6).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2018			December 31, 2017
	Pre-tax amount	Income tax recovery	After-tax amount	Pre-tax amount	Income tax recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(405.1)	5.7	(399.4)	(166.6)	2.8	(163.8)
Share of accumulated other comprehensive loss of associates, excluding share of net losses on defined benefit plans of associates	(68.2)	4.1	(64.1)	(22.0)	0.5	(21.5)

	(473.3)	9.8	(463.5)	(188.6)	3.3	(185.3)

Items that will not be subsequently reclassified to net earnings
Share of net losses on defined benefit plans of associates	(78.0)	9.0	(69.0)	(30.3)	3.5	(26.8)
Net losses on defined benefit plans	(49.2)	7.1	(42.1)	(60.9)	8.9	(52.0)
Other	(0.8)	10.1	9.3	–	–	–

	(128.0)	26.2	(101.8)	(91.2)	12.4	(78.8)

Accumulated other comprehensive loss attributable to shareholders of Fairfax	(601.3)	36.0	(565.3)	(279.8)	15.7	(264.1)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

		December 31, 2018		December 31, 2017		Net earnings (loss) attributable to non-controlling interests
		Minority voting percentage		Minority voting percentage
			Carrying value		Carrying value
Subsidiary	Domicile					2018	2017
Allied World(1)	Switzerland	32.2%	1,196.6	32.6%	1,229.4	6.1	(182.3)
Fairfax India(2)	Canada	6.2%	1,095.4	6.4%	1,110.7	81.9	(59.9)
Recipe(3)	Canada	43.1%	494.3	43.3%	578.0	33.6	55.7
Grivalia Properties	Greece	47.3%	473.1	47.3%	517.6	28.6	20.0
Thomas Cook India(4)	India	33.1%	434.5	32.4%	391.2	283.4	28.2
Fairfax Africa(5)	Canada	1.7%	267.2	1.2%	191.6	(1.6)	4.3
Brit(6)	U.K.	11.1%	181.9	27.5%	435.3	(1.7)	(19.1)
All other	–	–	107.4	–	147.1	11.6	27.4

			4,250.4		4,600.9	441.9	(125.7)

(1)
On April 30, 2018 a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

(2)
On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

(3)
During 2018 Cara Operations Limited changed its name to Recipe Unlimited Corporation ("Recipe"). The decrease in carrying value of Recipe's non-controlling interests at December 31, 2018 compared to December 31, 2017 primarily reflected Recipe's acquisition of The Keg, partially offset by Recipe's issuance of common shares to partially finance the acquisition. See note 23.

(4)
The increase in carrying value of Thomas Cook India's non-controlling interests at December 31, 2018 compared to December 31, 2017 primarily reflected the non-controlling interests' 33.0% share of the non-cash re-measurement gain

  ($889.9) related to the deconsolidation of Quess, partially offset by the deconsolidation of the non-controlling interests in Quess ($212.5). See note 23.

(5)
During 2018 the company acquired 4,745,421 subordinate voting shares of Fairfax Africa for cash consideration of $57.8 through Fairfax Africa's secondary public offering and open market purchases. Those transactions decreased the company's equity interest in Fairfax Africa to 59.2% from 64.2% at December 31, 2017. See note 23.

(6)
On December 14, 2018 the company increased its ownership interest in Brit to 88.9% through a capital contribution to Brit of $126.0 to support Brit's 2019 underwriting plans. On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. On April 30, 2018 a dividend of $45.8 was paid to Brit's minority shareholder (OMERS).

Minority voting percentages in the table above are consistent with equity interests in each subsidiary at December 31, 2018 except for Fairfax India, Recipe, and Fairfax Africa whose minority equity interests were 66.3%, 56.3%, and 41.3% respectively (December 31, 2017 – 69.8%, 59.8%, 35.8%).

Other net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company's consolidated subsidiaries for the years ended December 31, 2018 and 2017 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading "Non-controlling interests" earlier in this note for details of these transactions.

	2018		2017
	Retained earnings	Non- controlling interests	Retained earnings	Non- controlling interests
Deconsolidation of Quess	–	(212.5)	–	–
Recipe's acquisition of The Keg	(9.3)	(79.1)	–	–
Dividends paid to co-investors in Allied World and Brit	(86.5)	86.5	(33.2)	33.2
Fairfax Africa secondary public offering	3.9	86.6	–	–
Additional investments in Brit	(63.9)	(233.5)	–	–
Acquisition of the remaining shares of Allied World AG	–	–	(35.7)	(193.4)
Quess transactions	–	–	135.6	210.0
Fairfax India secondary public offering and private placement	–	–	(3.3)	336.3
Other	(29.4)	(67.2)	120.4	(202.1)

As presented in other net changes in capitalization in the consolidated statement of changes in equity	(185.2)	(419.2)	183.8	184.0

17.  Earnings per Share

Net earnings per share is calculated using weighted average common shares outstanding as follows:

	2018	2017
Net earnings attributable to shareholders of Fairfax	376.0	1,740.6
Preferred share dividends	(45.1)	(44.6)

Net earnings attributable to common shareholders – basic and diluted	330.9	1,696.0

Weighted average common shares outstanding – basic	27,505,896	25,411,246
Share-based payment awards	890,985	689,571

Weighted average common shares outstanding – diluted	28,396,881	26,100,817

Net earnings per common share – basic	$12.03	$66.74
Net earnings per common share – diluted	$11.65	$64.98

18.  Income Taxes

The company's provision for income taxes for the years ended December 31 were as follows:

	2018	2017
Current income tax
Current year expense	144.1	200.6
Adjustments to prior years' income taxes	5.1	(22.6)

	149.2	178.0

Deferred income tax
Origination and reversal of temporary differences	(108.1)	(22.5)
Adjustments to prior years' deferred income taxes	(1.6)	24.3
Change in tax rate related to U.S. tax reform	–	222.4
Other	4.7	6.1

	(105.0)	230.3

Provision for income taxes	44.2	408.3

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the years ended December 31 are summarized in the following table:

	2018					2017
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	54.7	(78.2)	(115.4)	1,001.0	862.1	(141.3)	543.5	(72.1)	1,693.1	2,023.2
Provision (recovery) for income taxes	47.4	(27.2)	(24.0)	48.0	44.2	52.9	420.5	(24.6)	(40.5)	408.3

Net earnings (loss)	7.3	(51.0)	(91.4)	953.0	817.9	(194.2)	123.0	(47.5)	1,733.6	1,614.9

(1)
Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, European Run-off, Advent and other associated holding company results.

(4)
Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (acquired on July 6, 2017; the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations notwithstanding certain of its operations conduct business in the U.S. and the U.K.).

Increased pre-tax profitability in Canada in 2018 compared to 2017 primarily reflected stronger earnings at Fairfax India and Fairfax Africa. Decreased pre-tax profitability in the U.S. and U.K. in 2018 compared to 2017 primarily reflected unrealized investment losses. Decreased pre-tax profitability in Other in 2018 compared to 2017 primarily reflected the 2017 gains on sale of First Capital and a portion of the company's investment in ICICI Lombard, partially offset by the gain on deconsolidation of Quess in 2018 (see note 23).

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2018	2017
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	228.5	536.1
Non-taxable investment income	(289.7)	(116.2)
Tax rate differential on income and losses outside Canada	(36.4)	(445.3)
Change in unrecorded tax benefit of losses and temporary differences	81.6	210.2
Foreign exchange effect	27.4	12.8
Other including permanent differences	25.0	(15.6)
Change in tax rate for deferred income taxes (excluding U.S. tax reform)	4.3	2.2
Provision relating to prior years	3.5	1.7
Change in tax rate for deferred income taxes related to U.S. tax reform	–	222.4

Provision for income taxes	44.2	408.3

Non-taxable investment income of $289.7 in 2018 and $116.2 in 2017 was principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions. Also included in 2018 was an income tax rate benefit of $235.8 related to the non-cash gain on deconsolidation of Quess reflecting the preferential treatment of long term capital gains in India.

The tax rate differential on income and losses outside Canada of $36.4 in 2018 principally related to income taxed at lower rates at Allied World, certain subsidiaries of Fairfax India and in Barbados. The tax rate differential on income and losses outside Canada of $445.3 in 2017 principally reflected the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively), partially offset by income in the U.S. that is taxed at rates higher than the Canadian statutory rate and losses at Allied World and in the U.K. that are taxed at rates lower than the Canadian statutory rate.

The change in unrecorded tax benefit of losses and temporary differences of $81.6 in 2018 (2017 – $210.2) principally reflected deferred tax assets in Canada of $63.3 (2017 – $70.8) that were not recorded, as it was considered not probable that those losses could be utilized. The change in unrecorded tax benefit of losses and temporary differences in 2017 also included a reduction of $89.7 in U.S. tax credits and operating losses capitalized in prior years, primarily driven by the effects of U.S. tax reform as discussed later in this note.

Other including permanent differences in 2018 primarily reflected $17.9 of U.S. base erosion anti-abuse tax (BEAT) enacted as part of U.S. tax reform. Other including permanent differences in 2017 included an income tax rate benefit of $7.4 related to the impact of the transition tax under U.S. tax reform.

Change in tax rate for deferred income taxes related to U.S. tax reform of $222.4 in 2017 principally reflected the impact of the reduction of the U.S. federal corporate income tax rate on the company's net deferred income tax asset. The impact of U.S. tax reform on the company's consolidated financial statements is discussed later in this note.

Income taxes refundable and payable were as follows:

	December 31, 2018	December 31, 2017
Income taxes refundable	152.3	147.0
Income taxes payable	(80.1)	(95.6)

Net income taxes refundable	72.2	51.4

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2018	2017
Balance – January 1	51.4	167.3
Amounts recorded in the consolidated statements of earnings	(149.2)	(178.0)
Payments made during the year	229.9	33.4
Acquisitions of subsidiaries (note 23)	7.3	18.8
Deconsolidation of subsidiary (note 23)	(71.3)	–
Foreign exchange effect and other	4.1	9.9

Balance – December 31	72.2	51.4

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2018
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	187.7	131.3	91.9	(66.7)	(443.5)	177.5	118.1	184.5	380.8
Amounts recorded in the consolidated statement of earnings	(67.6)	5.3	5.5	(15.6)	11.2	128.8	1.1	36.3	105.0
Amounts recorded in total equity	5.0	–	–	–	–	7.6	–	13.9	26.5
Acquisitions of subsidiaries (note 23)	1.4	–	(0.8)	1.4	(4.7)	–	–	9.1	6.4
Deconsolidation of subsidiary (note 23)	(6.1)	–	–	–	4.2	–	–	(15.3)	(17.2)
Foreign exchange effect and other	(13.0)	(1.9)	0.2	(0.2)	13.2	1.0	(0.3)	(2.6)	(3.6)

Balance – December 31	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9

	2017
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	188.8	182.3	126.6	(120.0)	(347.6)	331.9	224.3	146.3	732.6
Amounts recorded in the consolidated statement of earnings	(41.2)	(72.3)	(15.0)	(0.6)	111.0	(140.1)	(106.0)	33.9	(230.3)
Amounts recorded in total equity	–	–	–	–	–	(15.5)	(0.1)	(5.1)	(20.7)
Acquisitions of subsidiaries (note 23)	33.1	20.5	(19.8)	53.6	(195.2)	0.9	–	5.4	(101.5)
Foreign exchange effect and other	7.0	0.8	0.1	0.3	(11.7)	0.3	(0.1)	4.0	0.7

Balance – December 31	187.7	131.3	91.9	(66.7)	(443.5)	177.5	118.1	184.5	380.8

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2018 related to investments, provision for losses and loss adjustment expenses, tax credits and operating and capital losses, partially offset by a deferred income tax liability related to intangible assets. The temporary differences related to investments are primarily due to net unrealized investment losses in the U.S. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for tax purposes when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes, resulting in temporary differences. Deferred taxes on intangible assets primarily relates to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at Northbridge, Allied World and Fairfax Latam. Tax

credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred taxes include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2018 deferred income tax assets of $857.8 (December 31, 2017 – $838.2) related principally to operating and capital losses and U.S. foreign tax credits have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $1,570.1 (December 31, 2017 – $1,516.4), losses in Europe of $613.4 (December 31, 2017 – $635.7), losses in the U.S. of $45.9 (December 31, 2017 – $44.6), losses at Allied World of $363.5 across various jurisdictions (December 31, 2017 – $393.7) and U.S. foreign tax credits of $159.0 (December 31, 2017 – $159.0). The losses in Canada expire between 2026 and 2038. The losses and foreign tax credits in the U.S. expire between 2019 and 2038. Substantially all of the losses in Europe do not have an expiry date. Allied World's losses are primarily in the U.K. and Asia, with no expiry date, while the remainder expire between 2022 and 2037.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.2 billion at December 31, 2018 (December 31, 2017 – $3.1 billion) and are not likely to be repatriated in the foreseeable future.

The United States Tax Cuts and Jobs Act ("U.S. tax reform") that was signed into law on December 22, 2017 introduced a number of significant changes to U.S. corporate income tax for tax years beginning after December 31, 2017: it reduced the U.S. federal corporate income tax rate from 35% to 21%, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, repealed the alternative minimum tax ("AMT") regime, modified rules pertaining to loss reserve discounting, introduced a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates, and implemented a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI").

Under IFRS, deferred income tax assets and liabilities are measured at the enacted or substantively enacted tax rate expected to apply when temporary differences are to be realized or settled. The resulting deferred income tax is recognized in the consolidated statement of earnings, except to the extent that it relates to items previously recognized directly in equity. The company selected December 31, 2017 as the revaluation date for its U.S. net deferred income tax asset as the impact between the date of enactment and December 31, 2017 was not considered significant. In 2017, the reduction in the U.S. corporate income tax rate decreased the U.S. net deferred income tax asset related to operating and capital losses and other timing differences by $229.2, of which $222.4 was recorded in the consolidated statement of earnings and $6.8 was recorded in other comprehensive income. The company also decreased its recognized U.S. foreign tax credit carry forwards by $100.0 at December 31, 2017 as the reduction in the U.S. corporate income tax rate will make utilization of foreign tax credit carry forwards recognized in prior years more difficult, requiring increased U.S. and foreign source income in the future.

For tax years beginning before January 1, 2018, U.S. tax reform required that U.S. companies include in income the mandatory deemed repatriation of post-1986 undistributed foreign earnings (the "transition tax"). As of December 31, 2017 the company had included $79.1 of previously untaxed foreign earnings in taxable income. Future repatriation of this amount will not incur additional U.S. tax. The company utilized current and prior year foreign tax credits (rather than net operating loss carry forwards) to offset this income to reduce the transition tax liability payable in cash to nil. Additionally, as of December 31, 2017 the recognition of the transition tax caused the company to record reductions to a deferred tax liability of $34.5 related to previously deferred earnings of Odyssey Group's U.K. operations and to foreign tax credit carry forwards of $27.1 that no longer had value due to the mandatory repatriation. The amounts estimated as of December 31, 2017 above were finalized with the filing of the 2017 income tax return during 2018, with no significant impact on the consolidated financial statements.

The tax effects included in these consolidated financial statements represent the company's best estimate based upon the information available as of December 31, 2018. The finalization during 2019 of proposed regulations issued by the U.S. tax authorities during 2018 could potentially affect the estimates of the impacts related to BEAT and GILTI as of December 31, 2018. The repeal of the AMT regime did not have a significant impact on the company and the company continued to reflect the AMT credit carryforwards as part of its net deferred income tax asset. The company recognizes charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and has not included their impacts in measuring its net deferred income tax asset at December 31, 2018.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company's insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2018 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $415.2 (2017 – $418.1).

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2018, the maximum dividend capacity available in 2019 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2018
Allied World	685.6
Odyssey Group	329.7
Zenith National	133.7
Crum & Forster(1)	131.8
Brit	128.7
Northbridge(1)	81.9

1,491.4

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers not only regulatory capital requirements, but also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World and Brit have a dividend in priority to the company.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller. Fairfax intends to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment as described above.

Other

In early December 2018, the Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Quebec, closed its investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerned the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. As consistently stated previously, Fairfax fully cooperated with the AMF's investigation, and Fairfax was always confident that in connection with the Resolute takeover offer, it had no material non-public information and it did not engage in illegal insider trading or tipping, and that there was no reasonable basis for any proceedings in this connection.

Subsidiaries of the company, in the ordinary course of their business, are defendants in several damage suits and have been named as third parties in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

Odyssey Group, Brit, Allied World, Advent and RiverStone (UK) ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and cash equivalents of $309.7 and securities with a fair value of $1,312.3 at December 31, 2018 as capital to support those underwriting activities. Pledged securities primarily consist of bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2018 was $1,290.5, with a further amount of approximately $306 committed for investments described in note 23.

Pursuant to the sale of the company's 97.7% interest in First Capital to Mitsui Sumitomo on December 28, 2017 as described in note 23, the company agreed to guarantee the sufficiency of First Capital's loss reserves as at the sale date and will receive (return) sale consideration equal to any favourable (adverse) development on these loss reserves. Although the company believes that these loss reserves were sufficient, the value of the guarantee was not determinable as at December 31, 2018 due to the range of possible outcomes.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit pension plans		Defined benefit post retirement plans
	2018	2017	2018	2017
Benefit obligation	(803.7)	(918.3)	(112.3)	(118.5)
Fair value of plan assets	726.9	836.1	–	–

Funded status of plans – deficit	(76.8)	(82.2)	(112.3)	(118.5)
Impact of asset ceiling	–	(1.0)	–	–

Net accrued liability (notes 13 and 14)(1)	(76.8)	(83.2)	(112.3)	(118.5)

Weighted average assumptions used to determine benefit obligations:
Discount rate	3.6%	3.2%	4.2%	4.1%
Rate of compensation increase	2.7%	2.7%	3.6%	3.3%
Health care cost trend	–	–	4.6%	5.0%
(1)
The defined benefit pension plan net accrued liability at December 31, 2018 of $76.8 (December 31, 2017 – $83.2) was comprised of pension surpluses of $64.0 and pension deficits of $140.8 (December 31, 2017 – $49.1 and $132.3).

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2018	2017
Defined benefit pension plan expense	26.8	17.3
Defined contribution pension plan expense	50.3	45.6
Defined benefit post retirement plan expense	9.7	10.3

	86.8	73.2

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2018	2017
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	(69.2)	18.6
Actuarial net gains (losses) on benefit obligations	74.1	(53.0)

	4.9	(34.4)
Defined benefit post retirement plans – actuarial net gains on benefit obligations	7.3	0.3

	12.2	(34.1)

During 2018 the company contributed $28.8 (2017 – $30.7) to its defined benefit pension and post retirement plans, and expects to make contributions of $31.7 in 2019.

22.  Operating Leases

During 2018 the company incurred operating lease costs of $253.1 (2017 – $216.2).

Aggregate future minimum operating lease commitments at December 31, 2018 relating primarily to premises, automobiles and equipment for various terms were payable as follows:

	Insurance and reinsurance companies	Non-insurance companies	Total
2019	83.5	204.3	287.8
2020	79.2	179.3	258.5
2021	72.2	156.8	229.0
2022	55.4	127.4	182.8
2023	45.2	101.7	146.9
Thereafter	204.7	334.0	538.7

	540.2	1,103.5	1,643.7

23.  Acquisitions and Divestitures

Subsequent to December 31, 2018

Privatization of AGT Food and Ingredients Inc.

On February 5, 2019 shareholders of AGT Food & Ingredients Inc. ("AGT") approved a previously announced management led take-private transaction pursuant to which a buying group, which included the company, would acquire all of the issued and outstanding common shares of AGT not already owned by the buying group for Cdn$18.00 per common share. The company has committed to loan the purchaser entity up to $256.3 (Cdn$350.0) to, among other things, acquire all of the outstanding common shares of AGT (other than those owned by the buying group). Closing of the transaction is subject to receipt of certain regulatory approvals and is expected to occur in the first half of 2019. Upon closing, the company will exchange its holdings of AGT shares (183,700 common shares and 19,000,000 preferred shares with carrying values of $2.2 and $97.0 at December 31, 2018) for an approximate 60% controlling equity interest in the purchaser entity. AGT is one the world's largest suppliers of pulses, staple foods and food ingredients and is listed on the Toronto Stock Exchange.

Additional investment in Consolidated Infrastructure Group

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $49.7 (696 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa will have de facto voting control as CIG's largest shareholder, and as an owner of currently exercisable CIG convertible debentures that, if converted, would provide majority voting control. The company, through its subsidiary Fairfax Africa, will consolidate the assets, liabilities and results of operations of CIG in its consolidated financial reporting in the first quarter of 2019 in the Other reporting segment. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.

On November 26, 2018 Grivalia Properties REIC ("Grivalia Properties") and Eurobank Ergasias S.A. ("Eurobank") announced a planned merger of Grivalia Properties into Eurobank. Shareholders of Grivalia Properties, including the company, will receive a pre-merger dividend of €0.42 per share and approximately 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Closing of the transaction is subject to shareholder and regulatory approvals and is expected to occur in the second quarter of 2019. At December 31, 2018 the company owned equity interests of approximately 53% and 18% in Grivalia Properties and Eurobank respectively, and expects to own approximately 32% of the merged entity upon closing. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Year ended December 31, 2018

Reorganization of ownership interests in Sporting Life Inc. and Golf Town Limited

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company holds a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

Additional investments in Brit Limited

On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%. On December 14, 2018 the company increased its ownership interest in Brit to 88.9% through a capital contribution of $126.0 to support Brit's 2019 underwriting plans.

Additional investment in Fairfax Africa Holdings Corporation

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, which raised gross proceeds of $150.7 (net proceeds of $148.3 after commissions and expenses). The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases. These transactions collectively decreased the company's ownership interest and voting interest in Fairfax Africa from 64.2% and 98.8% at December 31, 2017 to 59.2% and 98.3% respectively, and resulted in an increase in non-controlling interests of $86.6 and a dilution gain of $3.9, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of Toys "R" Us (Canada) Ltd.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada. The assets, liabilities and results of operations of Toys "R" Us Canada were consolidated in the Other reporting segment.

Receipt of Fairfax India Performance Fee

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Acquisition of certain businesses of Carillion Canada Inc.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments. The assets and liabilities and results of operations of Dexterra were consolidated in the Other reporting segment.

Deconsolidation of Quess Corp Limited

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. The deconsolidation of Quess reduced non-controlling interests by $212.5 which was included in other net changes in capitalization in the consolidated statement of changes in equity.

Sale of Keg Restaurants Ltd. to Recipe Unlimited Corporation (formerly Cara Operations Limited)

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. Recipe may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017. The company recorded the sale of its ownership interest in The Keg to Recipe as a business combination between entities under common control using predecessor values whereby the company's carrying values for the assets and liabilities of The Keg at the date of the transaction were added to those of Recipe's, with no change to the company's consolidated financial statements. Recipe's acquisition of the remaining 49.0% ownership interest in The Keg was recorded as an equity transaction, with the excess of consideration paid over the carrying value of non-controlling interests in The Keg included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of AIG operations in Uruguay

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay (subsequently renamed SBI Seguros Uruguay S.A. ("SouthBridge Uruguay")) for cash consideration of $5.9. The assets and liabilities and results of operations of SouthBridge Uruguay were consolidated in the Insurance and Reinsurance – Other reporting segment.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

Provisionally recorded amounts primarily include intangible assets, deferred income taxes, goodwill and the excess of fair value of net assets acquired over purchase consideration.

	Toys "R" Us Canada		Other(1)
Acquisition date	May 31, 2018		Throughout 2018
Percentage of common shares acquired	100.0%
Assets:
Insurance contract receivables	–		4.1
Portfolio investments	9.1	(2)	34.3
Recoverable from reinsurers	–		10.0
Deferred income taxes	11.3		1.6
Goodwill and intangible assets(3)	16.8		168.3
Other assets	413.9		130.7

	451.1		349.0

Liabilities:
Accounts payable and accrued liabilities	181.0		102.6
Deferred income taxes	4.4		1.8
Funds withheld payable to reinsurers	–		0.7
Insurance contract liabilities	–		13.9
Borrowings	195.9		22.2

	381.3		141.2
Non-controlling interests	–		4.0
Purchase consideration	41.1		202.4
Excess of fair value of net assets acquired over purchase consideration	28.7		1.4

	451.1		349.0

(1)
Comprised primarily of the acquisitions of Dexterra and AIG's insurance operations in Uruguay, and various acquisitions by Boat Rocker, Recipe and Pethealth.

(2)
Comprised of subsidiary cash and cash equivalents.

(3)
Comprised of goodwill of $146.2 and intangible assets of $38.9 (primarily brand names of $17.3, media content and non-compete agreements at Boat Rocker of $12.1, and customer relationships of $6.1).

Year ended December 31, 2017

Divestiture of First Capital Insurance Limited

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. On July 1, 2018 the company entered into a 25% quota share reinsurance agreement to participate in the net underwriting result of First Capital's insurance portfolio.

Acquisition of Allied World Assurance Holdings AG

On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation ("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World Assurance Company Holdings, GmbH ("Allied World") became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Quess Corp. Transactions

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1% and resulted in an increase in non-controlling interest of $210.0 and a dilution gain of $135.6, which were included in other net changes in capitalization in the consolidated statement of changes in equity. Quess is a provider of staffing and facilities management services.

Additional investment in Grivalia Properties REIC

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe

On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") its insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240.

The company, through Colonnade Insurance, has completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Turkey (on May 2, 2017 and sold to Gulf Insurance on the same day), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective October 31, 2017). Through an ongoing partnership, the company is providing claims handling and run-off management services to AIG in the European countries where business operations were acquired.

The company has completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018) (collectively "Fairfax Latam"), and continues to work through the legal, regulatory and operational requirements to complete the acquisition in Venezuela.

Merger of Fairchem Speciality Limited and Privi Organics Limited

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem. Subsequent to the merger, the assets and liabilities and results of operations of Fairchem were consolidated in the Other reporting segment.

Investment in Fairfax Africa Holdings Corporation

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect equity interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa were consolidated in the Other reporting segment.

Acquisition of Saurashtra Freight Private Limited

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat. The assets and liabilities and results of operations of Saurashtra Freight were consolidated in the Other reporting segment.

Investment in Mosaic Capital Corporation

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic Capital warrants"). Pursuant to IFRS, the company's investment in Mosaic Capital warrants represented a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital. Consequently, the assets and liabilities and results of operations of Mosaic Capital were consolidated in the Other reporting segment. Mosaic Capital is a Canadian investment company that owns a portfolio of established businesses in the infrastructure, printing, oil and gas services, technology, manufacturing and real estate industries.

Additional Investment in Fairfax India Holdings Corporation

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the private placement and public offering. These transactions collectively resulted in an increase in non-controlling interests of $336.3 and a dilution loss of $3.3, which were included in other net changes in capitalization in the consolidated statement of changes in equity.

The fair value of assets acquired and liabilities assumed in connection with the 2017 acquisitions described above are summarized in the table that follows:

	Allied World		Grivalia Properties	Fairfax Latam	Other(1)
Acquisition date	July 6, 2017		July 4, 2017	Throughout 2017	Throughout 2017
Percentage of common shares acquired	94.6%		52.6%	100.0%
Assets:
Insurance contract receivables	1,212.5		–	207.1	0.4
Portfolio investments(2)	8,568.7		139.1	249.3	76.0
Recoverable from reinsurers	2,363.6		–	631.4	0.7
Deferred income taxes	–		0.3	38.2	5.0
Goodwill and intangible assets	1,726.9	(3)	–	24.5	384.1
Other assets	223.5		1,020.4	81.0	290.1

	14,095.2		1,159.8	1,231.5	756.3

Liabilities:
Accounts payable and accrued liabilities	300.7		25.3	198.9	167.4
Income taxes payable	3.4		4.2	15.1	1.1
Deferred income taxes	118.0		–	18.0	4.3
Funds withheld payable to reinsurers	193.5		–	9.8	0.1
Insurance contract liabilities	8,467.7		–	821.8	3.0
Borrowings	860.5		137.6	–	83.9

	9,943.8		167.1	1,063.6	259.8
Non-controlling interests	173.5		470.5	–	8.1
Purchase consideration	3,977.9		519.7	167.9	488.4
Excess of fair value of net assets acquired over purchase consideration	–		2.5	–	–

	14,095.2		1,159.8	1,231.5	756.3

(1)
Comprised primarily of the acquisitions of Mosaic Capital and certain AIG branches in Central and Eastern Europe, the acquisition of Pickle Barrel by Recipe, the acquisition of Saurashtra Freight and the consolidation of Fairchem by Fairfax India, and various acquisitions by Quess, Thomas Cook India, Mosaic Capital and Boat Rocker.

(2)
Included subsidiary cash and cash equivalents of Allied World ($1,195.4, of which $4.8 was restricted), Grivalia Properties ($26.3) and Fairfax Latam ($67.2).

(3)
Comprised of goodwill of $937.9 and intangible assets of $789.0 (primarily broker relationships of $574.0, Lloyd's participation rights of $87.0 and brand names of $71.0).

Allied World contributed income of $1,050.5 and a net loss of $555.4 to the company's consolidated financial results for the year ended December 31, 2017. Had Allied World been acquired on January 1, 2017, the company's pro-forma consolidated income and net earnings would have been $17,514.6 and $1,766.4 for the year ended December 31, 2017.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2018 compared to those identified at December 31, 2017, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's Chief Operating Officer reports on risk considerations to the company's Executive Committee and provides a quarterly report on key risk exposures to the company's Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2018 compared to December 31, 2017.

Principal lines of business

The company's principal lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of net premiums earned by line of business is included in note 25.

The table below shows the company's concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2018 by line of business amounted to $1,267.2 for property (2017 – $992.3), $1,443.4 for casualty (2017 – $916.3) and $386.7 for specialty (2017 – $315.4).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Property	732.6	646.8	2,704.3	1,878.6	634.5	586.5	1,495.8	995.7	5,567.2	4,107.6
Casualty	695.4	602.6	6,082.3	4,899.4	384.5	400.8	1,210.8	805.0	8,373.0	6,707.8
Specialty	164.6	143.4	619.8	548.8	215.3	275.1	588.4	424.8	1,588.1	1,392.1

Total	1,592.6	1,392.8	9,406.4	7,326.8	1,234.3	1,262.4	3,295.0	2,225.5	15,528.3	12,207.5

Insurance	1,492.5	1,295.3	7,439.7	5,855.4	692.4	684.9	2,270.4	1,494.3	11,895.0	9,329.9
Reinsurance	100.1	97.5	1,966.7	1,471.4	541.9	577.5	1,024.6	731.2	3,633.3	2,877.6

	1,592.6	1,392.8	9,406.4	7,326.8	1,234.3	1,262.4	3,295.0	2,225.5	15,528.3	12,207.5

(1)
The Asia geographic segment comprises countries located throughout Asia, including China, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

Pricing risk

Pricing risk arises because actual claims experience can differ adversely from the assumptions used in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience can differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the company's Chief Actuary and one or more independent actuaries. The company also purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Notwithstanding the significant current period catastrophe losses suffered by the industry in 2017 and 2018, capital adequacy within the reinsurance market remains strong and alternative forms of reinsurance capacity continue to be available. As a result, reinsurance pricing of loss affected business has increased modestly while non-loss affected property has increased to a lesser extent. The company remains opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2018 compared to December 31, 2017.

The company's gross credit risk exposure at December 31, 2018 (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31, 2018	December 31, 2017
Cash and short term investments	7,361.3	19,198.8
Investments in debt instruments:
U.S. sovereign government(1)	10,464.0	1,779.3
Other sovereign government rated AA/Aa or higher(1)(2)	1,368.1	615.4
All other sovereign government(3)	1,189.9	1,268.4
Canadian provincials	51.9	93.8
U.S. states and municipalities	363.2	2,452.1
Corporate and other	7,124.4	4,081.8
Receivable from counterparties to derivative contracts	168.2	126.7
Insurance contract receivables	5,110.7	4,686.9
Recoverable from reinsurers	8,400.9	7,812.5
Other assets	1,159.6	1,708.9

Total gross credit risk exposure	42,762.2	43,824.6

(1)
Representing together 30.5% of the company's total investment portfolio at December 31, 2018 (December 31, 2017 – 6.1%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Canada, Australia, Germany, and the U.K with fair values at December 31, 2018 of $964.7, $93.6, $49.1 and $33.2 respectively (December 31, 2017 – $84.4, $97.9, $105.3, and $90.9).

(3)
Comprised primarily of bonds issued by the governments of India, Spain and Poland with fair values at December 31, 2018 of $527.5, $210.6 and $127.4 respectively (December 31, 2017 – $734.7, nil and $125.1).

The company had income taxes refundable of $152.3 at December 31, 2018 (December 31, 2017 – $147.0) that are considered to have nominal credit risk and are not included in the table above.

Cash and short term investments

The company's cash and short term investments (including those of the holding company) are held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2018, 79.5% of these balances were held in Canadian and U.S. financial institutions, 13.0% in European financial institutions and 7.5% in other foreign financial institutions (December 31, 2017 – 87.4%, 9.1% and 3.5% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2018			December 31, 2017
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	11,931.0	11,920.5	58.1	2,476.3	2,432.0	23.7
AA/Aa	1,107.6	1,115.3	5.4	2,149.5	2,408.8	23.4
A/A	2,214.0	2,184.7	10.6	823.1	819.8	8.0
BBB/Baa	2,583.1	2,641.8	12.8	1,617.1	1,764.8	17.1
BB/Ba	125.0	131.8	0.6	151.1	154.0	1.5
B/B	87.8	79.7	0.4	448.7	447.6	4.3
Lower than B/B	27.6	27.5	0.1	554.1	432.7	4.2
Unrated(1)	2,412.4	2,460.2	12.0	1,594.4	1,831.1	17.8

Total	20,488.5	20,561.5	100.0	9,814.3	10,290.8	100.0

(1)
Comprised primarily of the fair value of the company's investments in Blackberry Limited of $512.4 (December 31, 2017 – $663.6), EXCO Resources, Inc. of $504.6 (previously rated B/B at December 31, 2017 – $402.0), Sanmar Chemicals Group of $392.8 (December 31, 2017 – $333.2), Seaspan Corporation of $242.9 (December 31, 2017 – nil) and Chorus Aviation Inc. of $138.6 (December 31, 2017 – $155.2).

At December 31, 2018, 86.9% (December 31, 2017 – 72.2%) of the fixed income portfolio's carrying value was rated investment grade or better, with 63.5% (December 31, 2017 – 47.1%) rated AA or better (primarily consisting of government obligations). The increase in the fair value of bonds rated AAA/Aaa primarily reflected the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds (net purchases of $8,642.2 and $928.6 respectively). The decrease in bonds rated AA/Aa and B/B was primarily due to net sales of U.S. state and municipal bonds (net proceeds of $1,683.9 and $278.2 respectively). The increase in bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality U.S. corporate bonds (net purchases of $1,345.7 and $1,126.3 respectively). The increase in unrated bonds was primarily due to the reclassification of investments in EXCO Resources, Inc. from lower than B/B to unrated and increased investment in unrated private placement corporate bonds.

At December 31, 2018 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,079.6 (December 31, 2017 – $3,398.7), which represented approximately 7.9% (December 31, 2017 – 8.7%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2018 was $512.4 (December 31, 2017 – $663.6), which represented approximately 1.3% (December 31, 2017 – 1.7%) of the total investment portfolio.

The consolidated investment portfolio included U.S. state and municipal bonds of $363.2 ($354.6 tax-exempt, $8.6 taxable) at December 31, 2018 (December 31, 2017 – approximately $2.5 billion), a large portion of which were purchased during 2008 within subsidiary investment portfolios. At December 31, 2018, $79.4 (December 31, 2017 – approximately $1.5 billion) of those U.S. state and municipal bonds are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default, and are therefore all rated AA or better.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's credit risk related to derivative contract counterparties, assuming all such counterparties are simultaneously in default:

	December 31, 2018	December 31, 2017
Total derivative assets(1)	168.2	126.7
Obligations that may be offset under net settlement arrangements	(83.4)	(38.6)
Fair value of collateral deposited for the benefit of the company(2)	(17.9)	(39.1)
Excess collateral pledged by the company in favour of counterparties	26.1	9.0
Initial margin not held in segregated third party custodian accounts	2.0	8.2

Net derivative counterparty exposure after net settlement and collateral arrangements	95.0	66.2

(1)
Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives which are not subject to counterparty risk.

(2)
Excludes excess collateral pledged by counterparties of $1.5 at December 31, 2018 (December 31, 2017 – $0.4).

Collateral deposited for the benefit of the company at December 31, 2018 consisted of cash of $1.1 and government securities of $18.3 (December 31, 2017 – $3.6 and $35.9). The company had not exercised its right to sell or repledge collateral at December 31, 2018.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2018 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers, performs annual reviews of impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. This department also collects and maintains individual and group reinsurance exposures across the group. Most of the reinsurance balances for reinsurers rated B++ or lower were inherited by the company on acquisition of a subsidiary. The company's single largest recoverable from reinsurer (Munich Reinsurance Company) represented 6.7% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2018 (December 31, 2017 – 6.5%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2018 compared to December 31, 2017, primarily reflecting current period catastrophe losses ceded to reinsurers and higher business volumes (principally at Odyssey Group, Allied World and Brit). Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2018			December 31, 2017
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	369.8	28.9	340.9	429.6	31.9	397.7
A+	4,225.2	264.8	3,960.4	3,878.4	267.2	3,611.2
A	2,255.2	85.5	2,169.7	2,311.9	95.4	2,216.5
A-	247.9	9.6	238.3	245.5	15.1	230.4
B++	32.4	10.5	21.9	22.2	1.2	21.0
B+	1.5	0.3	1.2	3.1	0.8	2.3
B or lower	10.3	1.8	8.5	5.4	3.0	2.4
Not rated	1,139.6	673.4	466.2	948.2	493.8	454.4
Pools and associations	283.8	3.7	280.1	134.6	4.5	130.1

	8,565.7	1,078.5	7,487.2	7,978.9	912.9	7,066.0
Provision for uncollectible reinsurance	(164.8)		(164.8)	(166.4)		(166.4)

Recoverable from reinsurers	8,400.9		7,322.4	7,812.5		6,899.6

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

The holding company's known significant commitments for 2019 consist of payment of a $278.0 dividend on common shares ($10.00 per common share, paid in January 2019), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at December 31, 2018 of $1,550.6 provides adequate liquidity to meet the holding company's known commitments in 2019. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (described in note 15).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2018 portfolio investments net of short sale and derivative obligations was approximately $37.3 billion (December 31, 2017 – $36.9 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests and other invested assets. At December 31, 2018 these asset classes represented approximately 13.3% (December 31, 2017 – 12.3%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India and Fairfax Africa together held investments that may lack liquidity or are inactively traded with a carrying value of $1,406.7 at December 31, 2018 (December 31, 2017 – $1,054.7).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2018 the insurance and reinsurance subsidiaries paid net cash of $61.8 (2017 – $285.0) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

The non-insurance companies have principal repayments coming due in 2019 of $1,026.2 primarily related to Fairfax India and Recipe term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2018
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,712.1	809.6	569.5	103.4	123.2	3,317.8
Funds withheld payable to reinsurers	142.3	417.1	44.5	–	70.4	674.3
Provision for losses and loss adjustment expenses	2,385.8	5,428.5	8,292.1	4,578.1	8,397.2	29,081.7
Borrowings – holding company and insurance and reinsurance companies:
Principal	0.1	8.1	380.2	620.0	3,868.3	4,876.7
Interest	53.5	177.7	451.4	391.4	783.2	1,857.2
Borrowings – non-insurance companies:
Principal	159.5	866.7	356.0	157.9	89.6	1,629.7
Interest	20.1	39.3	43.7	22.1	63.5	188.7

	4,473.4	7,747.0	10,137.4	5,872.9	13,395.4	41,626.1

	December 31, 2017
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,518.9	558.4	458.7	215.9	92.1	2,844.0
Funds withheld payable to reinsurers	186.6	553.2	41.9	1.4	67.1	850.2
Provision for losses and loss adjustment expenses	2,108.8	5,344.5	8,272.0	4,557.3	8,328.2	28,610.8
Borrowings – holding company and insurance and reinsurance companies:
Principal	–	149.2	558.3	1,264.9	2,856.4	4,828.8
Interest	28.4	225.1	488.5	355.1	672.9	1,770.0
Borrowings – non-insurance companies:
Principal	47.1	808.8	319.2	291.9	101.1	1,568.1
Interest	17.2	45.0	54.4	26.4	72.7	215.7

	3,907.0	7,684.2	10,193.0	6,712.9	12,190.5	40,687.6

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs, deferred gift card, hospitality and other revenue, and accrued interest. Operating lease commitments are described in note 22.

The timing of claims payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2018 the company had income taxes payable of $80.1 (December 31, 2017 – $95.6).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2018				December 31, 2017
	Less than 3 months	3 months to 1 year	More than 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity total return swaps – short positions	13.4	–	–	13.4	12.1	–	12.1
Equity total return swaps – long positions	51.7	–	–	51.7	15.6	–	15.6
Foreign exchange forward contracts	45.7	8.0	–	53.7	58.1	11.6	69.7
U.S. treasury bond forwards	30.4	–	–	30.4	28.8	–	28.8
Other derivative contracts	–	–	0.3	0.3	–	–	–

	141.2	8.0	0.3	149.5	114.6	11.6	126.2

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures, and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2018 the company's investment portfolio included fixed income securities with an aggregate fair value of approximately $20.6 billion that is subject to interest rate risk.

The company's exposure to interest rate risk increased during 2018 due to increased bond holdings, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds (net purchases of $8,642.2, $2,960.7 and $928.6 respectively), partially offset by sales of U.S. state and municipal bonds (net proceeds of $2,050.5). To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $471.9 at December 31, 2018 (December 31, 2017 – $1,693.8). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2018 compared to December 31, 2017.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and CEO, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2018			December 31, 2017
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	19,902.5	(541.1)	(3.2)	9,897.4	(306.2)	(3.8)
100 basis point increase	20,227.4	(274.3)	(1.6)	10,090.1	(155.6)	(2.0)
No change	20,561.5	–	–	10,290.8	–	–
100 basis point decrease	20,915.6	290.4	1.7	10,498.6	161.3	2.0
200 basis point decrease	21,282.1	590.6	3.5	10,720.5	332.0	4.2
(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount of $471.9 at December 31, 2018 (December 31, 2017 – $1,693.8).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. There were no significant changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2018 compared to December 31, 2017.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2018 and 2017 and results of operations for the years then ended. The company considers the fair value of $4,522.4 (December 31, 2017 – $3,846.2) of its non-insurance investments in associates (see note 6) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2018		December 31, 2017		Year ended December 31, 2018	Year ended December 31, 2017
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,148.2	5,148.2	5,578.1	5,578.1	(386.2)	707.8
Preferred stocks – convertible	107.9	107.9	68.1	68.1	2.9	(1.6)
Bonds – convertible	595.6	595.6	833.8	833.8	(171.3)	233.1
Investments in associates(2)(3)	4,522.4	4,309.0	3,846.2	2,945.3	1,028.8	69.8
Derivatives and other invested assets:
Equity total return swaps – long positions	390.3	(46.9)	697.8	2.2	(86.3)	19.6
Equity warrant forward contracts(4)	316.6	38.4	–	–	113.9	–
Equity warrants and call options(4)	79.8	79.8	77.6	77.6	(69.9)	38.3

Total equity and equity related holdings	11,160.8	10,232.0	11,101.6	9,505.1	431.9	1,067.0

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(414.4)	8.9	(892.5)	(0.3)	(33.9)	(408.7)
Equity index total return swaps – short positions	–	–	(52.6)	0.4	(4.3)	(9.2)

	(414.4)	8.9	(945.1)	0.1	(38.2)	(417.9)

Net equity exposures and financial effects	10,746.4		10,156.5		393.7	649.1

(1)
The company excludes other funds that are invested principally in fixed income securities with a carrying value of $150.3 at December 31, 2018 (December 31, 2017 – $90.9) when measuring its equity and equity-related exposure.

(2)
Excludes the company's insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(4)
Includes the Seaspan warrants and forward contracts described in note 6.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2018 and 2017. The analysis assumes variations of 5% and 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2018			December 31, 2017
	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in global equity markets
10% increase	6,807.2	498.3	9.4	6,887.9	479.9	9.2
5% increase	6,510.9	244.9	4.6	6,597.9	239.0	4.6
No change	6,224.0	–	–	6,310.3	–	–
5% decrease	5,929.9	(251.3)	(4.7)	6,023.0	(238.5)	(4.6)
10% decrease	5,645.7	(493.8)	(9.3)	5,738.1	(475.0)	(9.1)

The changes in fair value of non-insurance investments in associates have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate.

At December 31, 2018 the company's ten largest holdings within common stocks totaled $2,681.1, which represented 6.9% of the total investment portfolio (December 31, 2017 – $3,138.1, 8.0%). The largest single holding within common stocks at December 31, 2018 was $497.1, which represented 1.3% of the total investment portfolio (December 31, 2017 – $549.0, 1.4%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2018 these contracts have a remaining weighted average life of 3.6 years (December 31, 2017 – 4.6 years), a notional amount of $114.4 billion (December 31, 2017 – $117.3 billion) and a fair value of $24.9 (December 31, 2017 – $39.6). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2018 the company recorded net unrealized losses of $6.7 (2017 – $71.0) on its CPI-linked derivative contracts and did not enter into any new contracts.

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. The company's exposure to foreign currency risk was not significantly different at December 31, 2018 compared to December 31, 2017.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts

(primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2018 the company has designated the carrying value of Cdn$2,691.5 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,028.4 (December 31, 2017 – principal amount of Cdn$2,212.9 with a fair value of $1,868.6) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2018 the company recognized pre-tax gains of $166.3 (2017 – pre-tax losses of $106.3) related to exchange rate movements on the unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

At December 31, 2018 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $854.5 (December 31, 2017 – principal amount of nil with a fair value of nil) as a hedge of its net investment in European operations with a euro functional currency. During 2018 the company recognized pre-tax gains of $57.1 (2017 – nil) related to exchange rate movements on the unsecured senior notes in gains on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2018	2017
Net gains (losses) on investments:
Investing activities	(171.3)	88.8
Underwriting activities	31.6	(74.9)
Foreign currency forward contracts	7.9	(11.1)

Foreign currency net gains (losses) included in pre-tax earnings (loss)	(131.8)	2.8

Foreign currency net losses on investing activities during 2018 primarily reflected strengthening of the U.S. dollar relative to the Indian rupee and the euro. Foreign currency net gains on investing activities during 2017 primarily reflected strengthening of the euro, Canadian dollar and British pound sterling relative to the U.S. dollar.

The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2018 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Pre-tax earnings (loss)	0.1	65.1	37.8	12.5	15.6	11.5	(105.8)	(129.5)	(96.9)	(111.8)	(149.2)	(152.2)
Net earnings (loss)	(1.3)	48.7	31.8	10.0	12.6	10.9	(95.0)	(114.6)	(74.3)	(91.1)	(126.2)	(136.1)
Pre-tax other comprehensive income (loss)	(130.5)	(150.5)	(13.8)	(121.6)	(98.5)	(67.2)	(308.7)	(257.1)	(99.5)	(108.5)	(651.0)	(704.9)
Other comprehensive income (loss)	(128.2)	(147.7)	(4.9)	(109.2)	(98.1)	(66.8)	(305.7)	(253.7)	(93.4)	(101.6)	(630.3)	(679.0)

The hypothetical impact in 2018 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Foreign currency forward contracts used as economic hedges of operational exposure at Odyssey Group (including Odyssey Group's net investment in its Canadian branch where the net assets are translated through other comprehensive income) and portfolio investments at Allied World. The exposure decreased during 2018 as the carrying value of certain Canadian dollar denominated senior notes was included as part of the hedge of net investment in Canadian subsidiaries.

  Euro:    Foreign currency forward contracts at Odyssey Group, Allied World and Crum & Forster used as economic hedges of euro denominated operational exposure and portfolio investments, and certain net liabilities at Allied World and Run-off (principally provision for losses and loss adjustment expenses, partially offset by portfolio investments).

  British pound sterling:    Net liabilities at Brit and Allied World, partially offset by net assets at Run-off (principally related to portfolio investments and operational exposure).

  Indian rupee:    Portfolio investments held broadly across the company.

  All other currencies:    U.S. dollar denominated portfolio investments held in entities where the functional currency is other than the U.S. dollar (primarily at Odyssey Group's Paris branch and Newline syndicate), foreign currency forward contracts used as economic hedges of operational exposure at Odyssey Group and certain net assets of Allied World, partially offset by certain net liabilities at Fairfax India (primarily U.S. dollar borrowings).

The hypothetical impact in 2018 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Net investments in Northbridge and Canadian subsidiaries within the Other reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net investments in Grivalia Properties and investments in associates (primarily Eurolife, Astarta and certain KWF LPs), partially offset by net liabilities in Odyssey Group's Paris branch and the impact of the hedge of net investment in European operations implemented during 2018.

  British pound sterling:    Net investments in RiverStone (UK) at European Run-off and Odyssey Group's Newline syndicate. RiverStone (UK) changed its functional currency from the U.S. dollar to the British pound sterling during 2018 after the RiverStone (UK) acquisition transactions.

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India.

  All other currencies:    Net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian florint, Romanian leu and Ukrainian hryvnia) and investments in associates (primarily Kuwaiti dinar at Gulf Insurance, South African rand at AFGRI and Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2018, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $23,845.6 compared to $24,826.1 at December 31, 2017. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2018	December 31, 2017	December 31, 2018		December 31, 2017
Holding company cash and investments (net of short sale and derivative obligations)	1,550.6	2,356.9	1,550.6		2,356.9

Borrowings – holding company	3,859.5	3,475.1	3,859.5		3,475.1
Borrowings – insurance and reinsurance companies	995.7	1,373.0	995.7		1,373.0
Borrowings – non-insurance companies	1,625.2	1,566.0	–		–

Total debt	6,480.4	6,414.1	4,855.2		4,848.1

Net debt(1)	4,929.8	4,057.2	3,304.6		2,491.2

Common shareholders' equity	11,779.3	12,475.6	11,779.3		12,475.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,250.4	4,600.9	1,437.1		1,725.9

Total equity	17,365.2	18,412.0	14,551.9		15,537.0

Net debt/total equity	28.4%	22.0%	22.7%		16.0%
Net debt/net total capital(2)	22.1%	18.1%	18.5%		13.8%
Total debt/total capital(3)	27.2%	25.8%	25.0%		23.8%
Interest coverage(4)	3.5x	7.1x	3.2x	(6)	8.0x	(6)
Interest and preferred share dividend distribution coverage(5)	3.0x	6.0x	2.6x	(6)	6.5x	(6)
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess (note 23).

The company has used substantially all of the net proceeds from its offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 principal amount), March 29, 2018 (€600.0 principal amount), April 17, 2018 ($600.0 principal amount) and May 18, 2018 (€150.0 principal amount) to retire long term debt, such that its next significant debt maturity is not until 2021.

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") applies a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2018 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2018 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2018 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2018 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2018.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments, with reporting segments categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the operating companies and where the primary underlying insurance risk resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

Odyssey Group – A U.S.-based reinsurer that provides a full range of property and casualty products on a worldwide basis, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. writing a broad range of commercial coverages, principally specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance), Sri Lanka (Fairfirst Insurance) and Singapore (First Capital, sold on December 28, 2017). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%), Thailand-based Falcon Thailand (41.2%) and Mumbai-based ICICI Lombard (9.9%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Advent is a specialty property reinsurance and insurance company operating through Syndicate 780 at Lloyd's. On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Advent will be reported in the Run-off reporting segment effective January 1, 2019. Fairfax Latin

America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, and Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania, and an insurance subsidiary in Ukraine.

Run-off

This reporting segment is comprised of European Run-off, which includes RiverStone (UK) and Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited), and U.S. Run-off, which includes TIG Insurance. Effective September 28, 2018 all assets and liabilities of RiverStone Insurance Limited (previously part of European Run-off) were transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. This transaction did not have any impact on the Run-off reporting segment or the company's consolidated financial reporting. The company expects to windup RiverStone Insurance Limited in 2019 as it simplifies its organizational structure.

Other

The Other reporting segment is comprised of the company's non-insurance operations as follows:

Restaurants and retail – Comprised of Recipe and its subsidiaries The Keg (acquired on February 22, 2018), Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

Fairfax India – Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017).

Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018).

Other – Comprised of Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2018

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,316.0	3,269.4	2,305.7	800.3	2,221.3	3,355.2	384.5	1,725.2	15,377.6	150.7	–	–	–	15,528.3
Intercompany	6.0	59.2	57.4	–	17.8	13.7	1.1	67.7	222.9	268.2	–	–	(491.1)	–

	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned
External	1,125.4	2,736.4	1,939.6	806.6	1,645.8	2,318.3	195.6	1,141.2	11,908.9	157.1	–	–	–	12,066.0
Intercompany	(6.2)	19.0	21.3	(2.3)	(166.1)	(31.5)	(6.1)	(75.6)	(247.5)	247.5	–	–	–	–

	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0
Underwriting expenses(1)	(1,072.2)	(2,574.3)	(1,928.3)	(664.1)	(1,556.7)	(2,243.9)	(189.1)	(1,114.5)	(11,343.1)	(647.0)	–	–	–	(11,990.1)

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9

Interest income	72.2	155.5	73.2	36.9	64.5	140.6	16.4	61.7	621.0	45.3	43.4	39.8	(5.6)	743.9
Dividends	10.2	15.6	4.9	3.5	3.6	11.3	7.8	3.5	60.4	9.8	10.0	1.3	–	81.5
Investment expenses	(15.4)	(31.2)	(13.5)	(8.1)	(12.8)	(34.7)	(3.1)	(18.5)	(137.3)	(11.4)	(40.6)	(3.3)	150.7	(41.9)

Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5

Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Other
Revenue	–	–	–	–	–	–	–	–	–	–	4,434.2	–	–	4,434.2
Expenses	–	–	–	–	–	–	–	–	–	–	(4,176.1)	–	5.6	(4,170.5)

	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	380.3	55.0	150.7	1,344.2
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Loss on repurchase of long term debt (note 15)	–	–	–		–	–	–	–	–	–	–	(58.9)	–	(58.9)
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(2.3)	(150.7)	(329.0)

Pre-tax income (loss)	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

(1)
Underwriting expenses for the year ended December 31, 2018 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	802.7	2,061.5	1,244.7	453.4	982.6	1,739.9	138.0	687.4	8,110.2
Commissions	184.5	588.7	304.2	84.2	456.8	207.8	19.9	177.6	2,023.7
Premium acquisition costs and other underwriting expenses	191.7	269.8	383.3	211.8	216.6	392.8	55.6	276.6	1,998.2

Underwriting expenses – accident year	1,178.9	2,920.0	1,932.2	749.4	1,656.0	2,340.5	213.5	1,141.6	12,132.1
Net favourable claims reserve development	(106.7)	(345.7)	(3.9)	(85.3)	(99.3)	(96.6)	(24.4)	(27.1)	(789.0)

Underwriting expenses – calendar year	1,072.2	2,574.3	1,928.3	664.1	1,556.7	2,243.9	189.1	1,114.5	11,343.1

2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,180.4	2,725.7	2,120.0	849.0	2,048.1	1,447.6	667.9	1,160.4	12,199.1	8.4	–	–	–	12,207.5
Intercompany	6.6	57.4	54.5	–	8.9	–	2.5	83.9	213.8	–	–	–	(213.8)	–

	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned
External	1,023.7	2,318.3	1,822.1	814.1	1,537.3	1,041.3	369.3	775.2	9,701.3	20.1	–	–	–	9,721.4
Intercompany	(4.0)	15.1	30.7	(2.5)	(0.4)	(12.6)	(41.7)	15.4	–	–	–	–	–	–

	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4
Underwriting expenses(2)	(1,010.7)	(2,273.4)	(1,849.6)	(694.4)	(1,738.8)	(1,615.3)	(289.4)	(871.2)	(10,342.8)	(227.5)	–	–	–	(10,570.3)

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)

Interest income	56.1	131.0	53.4	26.8	41.9	76.8	31.3	38.7	456.0	37.2	29.7	(8.3)	–	514.6
Dividends	9.5	15.6	3.4	3.8	3.7	2.2	3.2	11.8	53.2	4.6	9.1	6.3	–	73.2
Investment expenses	(11.5)	(21.7)	(23.0)	(7.2)	(13.0)	(13.1)	(5.4)	(12.0)	(106.9)	(12.9)	(143.7)	(2.1)	236.8	(28.8)

Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0

Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Other
Revenue	–	–	–	–	–	–	–	–	–	–	3,257.6	–	–	3,257.6
Expenses	–	–	–	–	–	–	–	–	–	–	(2,996.0)	–	–	(2,996.0)

	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	212.1	123.6	236.8	172.2
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary (note 23)	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(28.6)	–	(28.6)
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	93.1	(236.8)	(275.3)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:
Shareholders of Fairfax														1,740.6
Non-controlling interests														(125.7)

														1,614.9

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Underwriting expenses for the year ended December 31, 2017 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	760.1	1,827.7	1,209.8	477.9	1,117.8	1,293.1	263.1	563.8	7,513.3
Commissions	164.5	492.5	292.4	83.5	424.8	32.6	4.7	148.4	1,643.4
Premium acquisition costs and other underwriting expenses	179.6	241.3	357.6	209.4	205.7	217.7	73.9	192.6	1,677.8

Underwriting expenses – accident year	1,104.2	2,561.5	1,859.8	770.8	1,748.3	1,543.4	341.7	904.8	10,834.5
Net (favourable) adverse claims reserve development	(93.5)	(288.1)	(10.2)	(76.4)	(9.5)	71.9	(52.3)	(33.6)	(491.7)

Underwriting expenses – calendar year	1,010.7	2,273.4	1,849.6	694.4	1,738.8	1,615.3	289.4	871.2	10,342.8

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment were as follows:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2018	2017	2018	2017	2018	2017	2018	2017
Insurance and Reinsurance
Northbridge	136.9	218.6	–	1.1	4,205.7	4,527.2	2,706.0	2,804.6
Odyssey Group	443.2	355.7	–	–	12,077.8	11,316.1	7,887.7	7,248.4
Crum & Forster	260.6	263.2	–	–	6,217.4	6,290.6	4,617.9	4,651.1
Zenith National	149.3	162.9	–	–	2,543.0	2,586.8	1,612.8	1,653.8
Brit	266.9	231.4	–	–	7,543.4	7,480.1	5,947.6	5,930.1
Allied World(1)	310.0	210.5	–	937.9	14,530.7	14,584.4	10,911.7	10,937.2
Fairfax Asia	91.6	100.9	(0.3)	(24.2)	1,813.4	1,930.7	692.4	674.5
Other	115.9	92.0	3.7	19.6	4,353.4	4,321.3	3,285.9	3,223.5

Operating companies	1,774.4	1,635.2	3.4	934.4	53,284.8	53,037.2	37,662.0	37,123.2
Run-off	273.4	252.0	–	–	5,529.1	5,207.2	3,934.3	3,456.5
Other	2,523.3	1,250.8	133.0	277.9	9,424.7	8,684.0	3,361.2	3,245.8
Corporate and Other and eliminations and adjustments	291.9	518.3	–	–	(3,866.5)	(2,838.3)	2,049.4	1,852.6

Consolidated	4,863.0	3,656.3	136.4	1,212.3	64,372.1	64,090.1	47,006.9	45,678.1

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Net premiums earned – Insurance and Reinsurance
Northbridge	490.3	449.1	523.2	474.4	105.7	96.2	1,119.2	1,019.7
Odyssey Group	1,398.3	1,206.0	1,099.2	901.5	257.9	225.9	2,755.4	2,333.4
Crum & Forster	253.9	238.9	1,623.6	1,518.0	83.4	95.9	1,960.9	1,852.8
Zenith National	35.5	32.1	768.8	779.5	–	–	804.3	811.6
Brit	490.7	427.1	618.5	755.7	370.5	354.1	1,479.7	1,536.9
Allied World(1)	794.5	360.9	1,362.4	607.4	129.9	60.4	2,286.8	1,028.7
Fairfax Asia	75.7	65.6	93.0	219.2	20.8	42.8	189.5	327.6
Other	564.9	405.9	308.5	221.9	192.2	162.8	1,065.6	790.6

Operating companies	4,103.8	3,185.6	6,397.2	5,477.6	1,160.4	1,038.1	11,661.4	9,701.3
Run-off	–	–	389.1	22.9	15.5	(2.8)	404.6	20.1

Consolidated net premiums earned	4,103.8	3,185.6	6,786.3	5,500.5	1,175.9	1,035.3	12,066.0	9,721.4
Interest and dividends							783.5	559.0
Share of profit of associates							221.1	200.5
Net gains on investments							252.9	1,467.5
Gain on sale of subsidiary (note 23)							–	1,018.6
Other							4,434.2	3,257.6

Consolidated income							17,757.7	16,224.6

Allocation of net premiums earned	34.0%	32.8%	56.3%	56.6%	9.7%	10.6%
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Net premiums earned – Insurance and Reinsurance
Northbridge	1,108.2	1,007.2	11.0	12.5	–	–	–	–	1,119.2	1,019.7
Odyssey Group	70.2	76.8	1,858.0	1,539.2	319.8	247.2	507.4	470.2	2,755.4	2,333.4
Crum & Forster	–	–	1,958.0	1,852.6	–	–	2.9	0.2	1,960.9	1,852.8
Zenith National	–	–	804.3	811.6	–	–	–	–	804.3	811.6
Brit	95.3	83.1	1,073.7	1,036.5	57.9	60.3	252.8	357.0	1,479.7	1,536.9
Allied World(3)	28.2	20.5	1,671.9	773.7	254.9	88.2	331.8	146.3	2,286.8	1,028.7
Fairfax Asia	–	0.1	–	–	189.5	319.0	–	8.5	189.5	327.6
Other	5.0	9.1	83.6	98.9	94.9	108.0	882.1	574.6	1,065.6	790.6

Operating companies	1,306.9	1,196.8	7,460.5	6,125.0	917.0	822.7	1,977.0	1,556.8	11,661.4	9,701.3
Run-off	–	–	6.3	23.7	–	–	398.3	(3.6)	404.6	20.1

Consolidated net premiums earned	1,306.9	1,196.8	7,466.8	6,148.7	917.0	822.7	2,375.3	1,553.2	12,066.0	9,721.4
Interest and dividends									783.5	559.0
Share of profit of associates									221.1	200.5
Net gains on investments									252.9	1,467.5
Gain on sale of subsidiary (note 23)									–	1,018.6
Other									4,434.2	3,257.6

Consolidated income									17,757.7	16,224.6

Allocation of net premiums earned	10.8%	12.3%	61.9%	63.2%	7.6%	8.5%	19.7%	16.0%
(1)
The Asia geographic segment comprises countries located throughout Asia, including China, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

(3)
Allied World is included in the company's consolidated financial reporting with effect from July 6,  2017.

Other reporting segment

Revenue and expenses of the Other reporting segment were comprised as follows for the years ended December 31:

	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Revenue	2,013.4	1,441.7	430.3	336.0	1,202.4	1,009.6	788.1	470.3	4,434.2	3,257.6
Expenses	(1,890.7)	(1,322.5)	(403.3)	(315.9)	(1,184.1)	(953.1)	(698.0)	(404.5)	(4,176.1)	(2,996.0)

Pre-tax income before interest expense and other	122.7	119.2	27.0	20.1	18.3	56.5	90.1	65.8	258.1	261.6

(1)
These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments. Upon adopting IFRS 15 on January 1, 2018 Thomas Cook India began reporting revenue on a principal basis for certain of its travel related businesses which were previously reported on an agency basis under IAS 18 as described in note 3. This revenue recognition change increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings.

26. Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2018			2017
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	7,545.9	–	7,545.9	6,880.0	–	6,880.0
Other reporting segment cost of sales	–	2,653.2	2,653.2	–	1,821.4	1,821.4
Wages and salaries	1,241.2	688.5	1,929.7	1,072.0	495.2	1,567.2
Employee benefits	309.5	103.3	412.8	242.1	76.9	319.0
Depreciation, amortization and impairment charges	181.2	168.3	349.5	136.5	144.0	280.5
Operating lease costs	93.5	159.6	253.1	79.3	136.9	216.2
Premium taxes	210.9	–	210.9	152.7	–	152.7
Information technology costs	155.9	24.5	180.4	122.2	16.2	138.4
Audit, legal and tax professional fees	136.4	40.2	176.6	155.7	27.2	182.9
Other reporting segment marketing costs	–	102.7	102.7	–	65.4	65.4
Share-based payments to directors and employees	78.4	11.2	89.6	58.4	5.4	63.8
Restructuring costs	25.9	9.5	35.4	30.6	3.1	33.7
Loss on repurchase of long term debt (note 15)(2)	–	58.9	58.9	–	28.6	28.6
Administrative expense and other	289.3	209.5	498.8	266.9	204.3	471.2

	10,268.1	4,229.4	14,497.5	9,196.4	3,024.6	12,221.0

(1)
Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

27.  Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statement of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2018
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	131.0	96.1	227.1	0.6	–	0.6	131.6	96.1	227.7
Subsidiary cash and short term investments	2,300.1	1,722.7	4,022.8	359.7	201.2	560.9	2,659.8	1,923.9	4,583.7
Subsidiary assets pledged for short sale and derivative obligations	–	3.0	3.0	–	–	–	–	3.0	3.0
Fairfax India	25.0	27.1	52.1	15.6	–	15.6	40.6	27.1	67.7
Fairfax Africa	77.4	154.5	231.9	–	–	–	77.4	154.5	231.9

	2,533.5	2,003.4	4,536.9	375.9	201.2	577.1	2,909.4	2,204.6	5,114.0

	December 31, 2017
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	127.4	866.3	993.7	1.7	–	1.7	129.1	866.3	995.4
Subsidiary cash and short term investments	2,137.2	4,742.1	6,879.3	218.3	286.5	504.8	2,355.5	5,028.6	7,384.1
Subsidiary assets pledged for short sale and derivative obligations	–	16.8	16.8	–	–	–	–	16.8	16.8
Fairfax India	28.5	–	28.5	15.5	–	15.5	44.0	–	44.0
Fairfax Africa	16.7	–	16.7	313.0	–	313.0	329.7	–	329.7

	2,309.8	5,625.2	7,935.0	548.5	286.5	835.0	2,858.3	5,911.7	8,770.0

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2018	2017
Net (purchases) sales of securities classified at FVTPL
Short term investments	8,033.8	(2,816.5)
Bonds	(10,743.0)	5,677.1
Preferred stocks	(25.6)	(249.6)
Common stocks	82.3	778.3
Derivatives and short sales	(96.8)	(677.3)

	(2,749.3)	2,712.0

Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	102.9	(245.4)
Provision for losses and loss adjustment expenses	1,200.6	1,842.1
Provision for unearned premiums	521.9	395.2
Insurance contract receivables	(555.6)	(428.4)
Recoverable from reinsurers	(954.5)	(1,168.5)
Other receivables	(211.6)	(32.4)
Funds withheld payable to reinsurers	(175.4)	182.0
Accounts payable and accrued liabilities	653.5	174.0
Income taxes payable	(6.2)	46.5
Other	(302.8)	(195.3)

	272.8	569.8

Net interest and dividends received
Interest and dividends received	668.1	531.9
Interest paid	(285.5)	(277.9)

	382.6	254.0

Net income taxes paid	(229.9)	(33.4)

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2018	2017
Salaries and other short term employee benefits	9.3	9.7
Share-based payments	3.6	3.1

	12.9	12.8

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2018	2017
Retainers and fees	0.9	0.8
Share-based payments	0.3	0.3

	1.2	1.1

Pursuant to the company's investment advisory agreement with Fairfax India, a performance fee of $114.4 in the form of newly issued Fairfax India subordinate voting shares was received on March 9, 2018. See note 23.

During 2017 the company entered into an investment management contract on normal commercial terms pursuant to which effectively Benjamin Watsa, a member of the company's Board of Directors and the son of Prem Watsa, the company's Chairman and CEO and effectively controlling shareholder, would manage investments up to $50.0 for operating companies within the Fairfax group.

29.  Subsidiaries

During 2018 the company acquired Toys "R" Us Canada and Dexterra, sold The Keg to Recipe (formerly Cara), and deconsolidated Quess. The foregoing transactions are described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2018	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group)	United States
Hudson Insurance Company (Hudson Insurance)	United States
Newline Holdings UK Limited (Newline)	United Kingdom
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	88.9%
Allied World Assurance Company Holdings, GmbH (Allied World)	Switzerland	67.8%
Advent Capital (Holdings) Ltd. (Advent)(1)	United Kingdom
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (SouthBridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
TIG Insurance Company (TIG Insurance)	United States
RiverStone Insurance (UK) Limited (RiverStone (UK))(2)	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada
(1)
Effective January 1, 2019 Advent will be included in the Run-off reporting segment. See note 25.

(2)
Effective September 28, 2018 all of the assets and liabilities of RiverStone Insurance Limited were transferred to RiverStone (UK). See note 25.

December 31, 2018	Domicile	Fairfax's ownership		Primary business
Other reporting segment
Restaurants and retail
Recipe Unlimited Corporation (Recipe) (formerly Cara Operations Limited) which owns:	Canada	43.7%	(1)	Franchisor, owner and operator of restaurants
100.0% of Keg Restaurants Ltd. (The Keg)	Canada	43.7%		Owner and operator of premium dining restaurants
100.0% of Groupe St-Hubert Inc. (St-Hubert)	Canada	43.7%		Full-service restaurant operator and a fully integrated food manufacturer
89.2% of Original Joe's Franchise Group Inc. (Original Joe's)	Canada	39.0%		Multi-brand restaurant owner and operator
100.0% of Pickle Barrel Holdings Limited (Pickle Barrel)	Canada	43.7%		Owner and operator of restaurants and catering business
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Toys "R" Us (Canada) Ltd. (Toys "R" Us Canada)	Canada	100.0%		Retailer of toys and baby products
Sporting Life Group Limited which owns:	Canada	65.1%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	65.1%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	65.1%		Retailer of golf equipment, consumables, athletic apparel and accessories
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Fairfax India
Fairfax India Holdings Corporation (Fairfax India) which owns:	Canada	33.7%	(1)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	30.2%		Provider of agricultural commodities storage
48.8% of Fairchem Speciality Limited (Fairchem)	India	16.4%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	17.2%		Container freight station operator
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India) which owns:	India	66.9%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.9%		Owner and operator of holiday resorts
Other
Fairfax Africa Holdings Corporation (Fairfax Africa)	Canada	58.7%	(1)	Invests in public and private African businesses
Grivalia Properties Real Estate Investment Company S.A. (Grivalia Properties)	Greece	52.7%		Real estate investment company
Mosaic Capital Corporation (Mosaic Capital)	Canada	–	(2)	Invests in private Canadian businesses
Dexterra Integrated Facilities Management (Dexterra)	Canada	100.0%		Infrastructure services to industries and government
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Boat Rocker Media Inc. (Boat Rocker)	Canada	58.2%		Development, production, marketing and distribution of television programs
(1)
The company owns multiple voting shares and subordinate voting shares of Recipe, Fairfax India and Fairfax Africa that give it voting rights of 56.9%, 93.8% and 98.3% respectively.

(2)
The company owns Mosaic Capital warrants that represent a potential voting interest of approximately 62%.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	125
Overview of Consolidated Performance	126
Business Developments
Acquisitions and Divestitures	127
Operating Environment	129
Sources of Income	130
Net Premiums Earned by Geographic Region	134
Sources of Net Earnings	135
Net Earnings by Reporting Segment	139
Balance Sheets by Reporting Segment	140
Components of Net Earnings
Underwriting and Operating Income	142
Interest and Dividends	163
Share of Profit of Associates	163
Net Gains (Losses) on Investments	163
Interest Expense	163
Corporate Overhead and Other	164
Income Taxes	164
Non-controlling Interests	165
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	165
Provision for Losses and Loss Adjustment Expenses	167
Asbestos, Pollution and Other Hazards	169
Recoverable from Reinsurers	172
Investments
Hamblin Watsa Investment Counsel Ltd.	174
Overview of Investment Performance	175
Interest and Dividends	175
Share of Profit of Associates	176
Net Gains (Losses) on Investments	177
Total Return on the Investment Portfolio	179
Bonds	181
Common Stocks	181
Derivatives and Derivative Counterparties	182
Float	183
Financial Condition
Capital Resources and Management	184
Book Value per Share	188
Liquidity	190
Contractual Obligations	193
Contingencies and Commitments	193
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	193
Management's Report on Internal Control Over Financial Reporting	193
Critical Accounting Estimates and Judgments	194
Significant Accounting Policy Changes	194
Future Accounting Changes	194
Risk Management
Overview	195
Issues and Risks	195
Other
Quarterly Data (unaudited)	206
Stock Prices and Share Information	207
Compliance with Corporate Governance Rules	207
Forward-Looking Statements	207

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 8, 2019)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and run-off operations and the financial position of the consolidated group in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used historically and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2018 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms "total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively, related to the company's long and short equity and equity index total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

  (6)
  The measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately in this MD&A to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2018, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A, "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures" refers to the company's long equity exposures net of the company's short equity exposures.

  (8)
  Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2018 and are explained in detail in note 24 (Financial Risk Management, under the heading of "Capital Management").

  (9)
  Average annual return on average equity is a performance measure calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period, using net earnings and equity amounts from segment operating results and segment balance sheets respectively.

  (10)
  Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.

  (11)
  Intercompany shareholdings of insurance and reinsurance affiliates are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance affiliates are presented within "Portfolio investments" on the segmented balance sheets and carried at cost. Total intercompany shareholdings are presented as "Investments in Fairfax affiliates" within the "Capital" section of the segmented balance sheets.

  (12)
  References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

  (13)
  Adoption of the complete version of IFRS 9 Financial Instruments ("IFRS 9") on January 1, 2018 did not result in any changes to the company's accounting policies for items within the scope of IFRS 9, including financial assets, financial liabilities and hedges. Adoption of IFRS 15 Revenue from Contracts with Customers ("IFRS 15") did not have a significant impact on the company's consolidated financial statements. Comparative periods were not restated as permitted by the transition provisions of IFRS 9 and IFRS 15. For further details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2018") in the company's consolidated financial statements for the year ended December 31, 2018.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting profit of $318.3 and a combined ratio of 97.3% in 2018, compared to an underwriting loss of $641.5 and a combined ratio of 106.6% in 2017. The underwriting profit in 2018 principally reflected the impact of lower current period catastrophe losses and higher net favourable prior year reserve development. The insurance and reinsurance operations reported operating income (excluding net gains (losses) on investments) of $956.1 in 2018 compared to an operating loss of $215.7 in 2017, reflecting higher underwriting profit and higher interest income. Net premiums written by the insurance and reinsurance operations increased by 20.5% to $12,017.5 in 2018 (8.7% excluding the acquisitions of Allied World and of AIG branches in Latin America and Central and Eastern Europe, the sale of First Capital and other intercompany reinsurance transactions, all of which occurred during 2017 and 2018).

Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, net losses on common stocks and convertible bonds which arose primarily in the fourth quarter as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. Net investment gains of $1,467.5 in 2017 principally reflected the net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard. Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales of such bonds during 2017 and

2018. At December 31, 2018 subsidiary cash and short term investments (other than those of Fairfax India and Fairfax Africa) of $6,761.8 accounted for 18.1% of portfolio investments.

Net earnings attributable to shareholders of Fairfax decreased to $376.0 in 2018 from $1,740.6 in 2017 primarily due to decreased net gains on investments, the non-recurring gain on sale of First Capital recognized in 2017 and increased net earnings attributable to non-controlling interests, partially offset by increased underwriting profit, interest and dividends and a lower provision for income taxes.

The company's consolidated total debt to total capital ratio increased to 27.2% at December 31, 2018 from 25.8% at December 31, 2017 primarily as a result of decreased total capital (reflecting decreased non-controlling interests and common shareholders' equity). Common shareholders' equity decreased to $11,779.3 ($432.46 per basic share) at December 31, 2018 from $12,475.6 ($449.55 per basic share) at December 31, 2017 (a decrease of 1.5%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2018) primarily due to net unrealized foreign currency translation losses on foreign operations and associates, the payment of dividends on the company's common and preferred shares, the purchase of subordinate voting shares for use in share-based payment awards and for cancellation and other net changes in capitalization, partially offset by net earnings attributable to shareholders of Fairfax.

Maintaining its emphasis on financial soundness, the company held $1,557.2 of cash and investments at the holding company ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018 compared to $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2018 and 2017 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018 or to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Brit

During 2018 the company increased its ownership interest in Brit to 88.9% from 72.5% at December 31, 2017.

Allied World

Pursuant to transactions on July 6, 2017 and August 17, 2017 the company acquired a 67.4% ownership interest in Allied World.

Fairfax Asia

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo.

On August 30, 2017 Pacific Insurance acquired Prudential Assurance Malaysia, a general insurer in Malaysia.

During 2017 the company reduced its equity interest in ICICI Lombard and commenced accounting for its remaining equity interest as a common stock at FVTPL.

Insurance and Reinsurance – Other

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay.

During 2017 the company acquired certain insurance operations of AIG in Central and Eastern Europe and in Latin America.

Other

Restaurants and retail

On August 31, 2018 ownership of Sporting Life and Golf Town was reorganized under a new holding company in which the company has a 65.1% controlling equity interest.

On May 31, 2018 the company acquired Toys "R" Us Canada, a specialty retailer of toys and baby products.

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Recipe. Recipe contemporaneously acquired the 49.0% non-controlling interest in The Keg.

On December 1, 2017 Recipe acquired Pickle Barrel, which operates restaurants and provides catering services in the province of Ontario, Canada.

Fairfax India

Subsequent to December 31, 2018

On September 17, 2018 Fairfax India entered into an agreement with Sanmar to exchange its holdings of Sanmar bonds for an additional 12.9% equity interest in Sanmar and cash. Closing of the transaction is expected to occur in the first half of 2019.

Years ended December 31, 2018 and 2017

On October 19, 2018 Fairfax India acquired a 36.4% effective equity interest in CS Bank, which offers banking services across India.
On May 16, 2018 Fairfax India increased its equity interest in Bangalore Airport to 54.0%.

On March 9, 2018 the company received 7,663,685 newly issued Fairfax India subordinate voting shares in settlement of a performance fee receivable recorded during the year ended December 31, 2017.

On March 14, 2017 Fairchem and Privi Organics merged under the Fairchem name.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight, which operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired an additional 12,340,500 subordinate voting shares of Fairfax India in a private placement.

Thomas Cook India

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary.

On December 27, 2017 Quess acquired the facility management and catering business of Manipal. In November of 2017 Thomas Cook India sold a 5.4% interest in Quess. On August 18, 2017 Quess completed a private placement of common shares with institutional investors. These transactions collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%.

Other

Subsequent to December 31, 2018

On February 5, 2019 the shareholders of AGT, a supplier of pulses, staple foods and food ingredients, approved a management led take-private transaction which included the company in the buying group. Closing of the transaction is subject to receipt of certain regulatory approvals, is expected to occur in the first half of 2019, and will result in the company owning approximately 60% of the purchaser entity.

On January 4, 2019 Fairfax Africa increased its equity interest in CIG, a pan-African engineering infrastructure company, to 49.1%.

On November 26, 2018 Grivalia Properties announced a planned merger with Eurobank, a financial services provider in Greece. Closing of the transaction is subject to shareholder and regulatory approvals, is expected to occur in the second quarter of 2019, and will result in the company owning approximately 32% of the merged entity.

Years ended December 31, 2018 and 2017

On June 18, 2018 the company acquired an additional 4,100,000 subordinate voting shares of Fairfax Africa through Fairfax Africa's secondary public offering and a further 645,421 subordinate voting shares through open market purchases.

On March 7, 2018 the company acquired Dexterra, a Canadian infrastructure services company that provides asset management and operations solutions to industries and governments.

On July 4, 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.6%.

On February 17, 2017 the company acquired 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa, which was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On January 26, 2017 the company invested in various securities of Mosaic Capital, including warrants that represent a potential voting interest of approximately 62%.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a moderate underwriting loss in 2018 due to tropical cyclone activity in the Atlantic and Pacific and wildfires on the U.S. west coast. 2018 marked an improvement over 2017, but the market remains challenging since deteriorating underwriting results relative to the past several years reflect the above average catastrophe losses, the expectation that the benefit from net favourable prior year reserve development may diminish somewhat, and the competitive market conditions that persist across many lines of business. Rising interest rates are starting to benefit the operating income reported by the industry, although investment results were challenged by weakness in the equity markets, notably in the fourth quarter of 2018. The combination of poor equity market performance and underwriting losses is expected to contribute to a slight decline in capital for the industry. Insurance pricing on property and casualty lines of business shows signs of firming as catastrophe losses have focused attention on pricing across all segments, some of which were being subsidized by property lines of business that were benefiting from lower than average recent catastrophe losses prior to 2017.

The reinsurance sector remains well capitalized despite the above average catastrophe losses in 2017 and 2018. Pricing on many reinsurance lines remains attractive: property catastrophe-exposed business has experienced rate increases for loss affected lines of business, non-loss affected lines of business are experiencing low single digit price increases, and non-catastrophe property and casualty reinsurance business is experiencing another year of flat or nominal price increases in contrast to price decreases in several prior years.

Sources of Income

Income for the most recent three years was comprised as follows:

	2018	2017	2016
Net premiums earned – Insurance and Reinsurance
Northbridge	1,119.2	1,019.7	908.8
Odyssey Group	2,755.4	2,333.4	2,074.1
Crum & Forster	1,960.9	1,852.8	1,769.5
Zenith National	804.3	811.6	807.3
Brit	1,479.7	1,536.9	1,399.3
Allied World(1)	2,286.8	1,028.7	–
Fairfax Asia	189.5	327.6	302.5
Other	1,065.6	790.6	437.2
Run-off	404.6	20.1	163.5

	12,066.0	9,721.4	7,862.2
Interest and dividends	783.5	559.0	555.2
Share of profit of associates	221.1	200.5	24.2
Net gains (losses) on investments(2)	252.9	1,467.5	(1,203.6)
Gain on sale of subsidiary(3)	–	1,018.6	–
Other revenue(4)	4,434.2	3,257.6	2,061.6

	17,757.7	16,224.6	9,299.6

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Includes a net gain of $889.9 on the re-measurement of Quess upon its deconsolidation in 2018 and a net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard in 2017.

(3)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

(4)
Represents revenue earned by the Other reporting segment, which primarily comprises the revenue earned by Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus, William Ashley, Thomas Cook India and its subsidiaries Quess (deconsolidated on March 1, 2018) and Sterling Resorts, Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth, Boat Rocker, and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017).

The increase in income to $17,757.7 in 2018 from $16,224.6 in 2017 principally reflected higher net premiums earned (including the consolidation of a full year of net premiums earned by Allied World), other revenue and interest and dividends, partially offset by lower net gains on investments and the non-recurring net gain of $1,018.6 recognized on sale of the company's 97.7% interest in First Capital in 2017. Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, net losses on common stocks and convertible bonds which arose primarily in the fourth quarter as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. Net investment gains of $1,467.5 in 2017 principally reflected the net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard. Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales of such bonds during 2017 and 2018. Share of profit of associates increased to $221.1 in 2018 from $200.5 in 2017, principally reflecting increased share of profit of Resolute and KWF LPs ($73.6 related to sales of investment property located in Dublin, Ireland) and contributions from Atlas Mara and Bangalore Airport (both acquired in 2017), partially offset by non-cash impairment charges related to Thai Re and Astarta, the absence of share of profit of ICICI Lombard in 2018, the increased share of loss of Farmers Edge and the share of loss of Astarta (compared to share of profit in 2017).

The increase in net premiums earned by the company's insurance and reinsurance operations in 2018 reflected the consolidation of a full year of net premiums earned by Allied World ($1,258.1 of incremental net premiums earned in 2018) and increases at Odyssey Group ($422.0, 18.1%), Insurance and Reinsurance – Other ($354.3, 44.8% excluding the impact of the Advent reinsurance transaction and including the consolidation of the $170.6 and $61.3 of incremental net premiums earned by Fairfax Latam and Colonnade Insurance related to the AIG branches in Latin America and Central and Eastern Europe respectively, described in the Insurance and Reinsurance – Other section of this MD&A), Brit ($117.2, 7.6% excluding the impact of the Brit reinsurance transaction described in the Brit section of this MD&A), Crum & Forster ($108.1, 5.8%) and Northbridge ($99.5, 9.8% including the favourable effect of foreign currency translation), partially offset by decreases at Fairfax Asia ($138.1, 42.2% reflecting the divestiture of First Capital on December 28, 2017) and Zenith National ($7.3, 0.9%). Net premiums earned at Run-off in 2018 principally reflected the impact of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions described in the Run-off section of this MD&A.

The increase in income to $16,224.6 in 2017 from $9,299.6 in 2016 principally reflected increased net gains on investments, a gain of $1,018.6 on the sale of the company's 97.7% interest in First Capital, higher net premiums earned (including the consolidation of the net premiums earned by Allied World of $1,028.7), higher other revenue and increased share of profit of associates. The increase in net gains on investments principally reflected the net gain of $930.1 related to the reduction in the company's shareholding in ICICI Lombard in 2017, higher net gains on common stocks and lower net losses on short equity exposures, partially offset by higher net losses on U.S. treasury bond forward contracts. Interest and dividends increased modestly to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, the consolidation of the interest and dividends of Allied World ($65.9) and increased interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. Share of profit of associates of $200.5 in 2017 increased from $24.2 in 2016, primarily due to an increase in share of profit of Eurolife in 2017 and a non-cash impairment charge of $100.4 recognized on Resolute in 2016.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2017 reflected the consolidation of the net premiums earned by Allied World ($1,028.7), increases at Insurance and Reinsurance – Other ($353.4, 80.8% inclusive of the consolidation of the $241.1, $68.5 and $23.7 of net premiums earned by Bryte Insurance, and Fairfax Latam and Colonnade Insurance related to the AIG branches in Latin America and Central and Eastern Europe respectively), Odyssey Group ($259.3, 12.5%), Brit ($137.6, 9.8%), Northbridge ($110.9, 12.2% including the favourable effect of foreign currency translation), Crum & Forster ($83.3, 4.7%), Fairfax Asia ($25.1, 8.3%) and Zenith National ($4.3, 0.5%). Net premiums earned at Run-off in 2016 principally reflected the impacts of the second quarter 2016 construction defect reinsurance transaction and the habitational casualty reinsurance transaction.

In order to better compare 2018 to 2017, the table which follows presents net premiums written by the company's insurance and reinsurance operations, excluding net premiums written related to companies acquired or divested during 2017 (comprised of Allied World (acquired July 6, 2017), First Capital (divested December 28, 2017) and various acquisitions within Insurance and Reinsurance – Other) and certain intercompany reinsurance transactions as described in the footnotes to the table.

	As adjusted
Net premiums written	2018	2017	% change year-over- year
Northbridge	1,173.6	1,064.9	10.2
Odyssey Group	2,897.8	2,495.9	16.1
Crum & Forster	1,977.8	1,863.4	6.1
Zenith National	789.2	837.4	(5.8)
Brit(1)	1,668.6	1,530.9	9.0
Fairfax Asia(2)	191.9	201.3	(4.7)
Other(3)(4)	806.0	753.7	6.9

Insurance and reinsurance operations	9,504.9	8,747.5	8.7

(1)
Excludes the impact of the Brit reinsurance transaction.

(2)
Excludes in 2017: First Capital, which was sold on December 28, 2017.

(3)
Excludes in 2018 and 2017: Fairfax Latam (comprised of the insurance operations acquired from AIG in Chile and Colombia (acquired July 31, 2017), Argentina (acquired September 30, 2017) and Uruguay (acquired January 31, 2018)) and the business and renewal rights of the insurance operations acquired from AIG in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (acquired April 30, 2017), Bulgaria (acquired May 31, 2017), Poland (acquired June 30, 2017) and Romania (acquired October 31, 2017)). Also excluded from 2017 is the impact of the Bryte loss portfolio transfer. Refer to the Insurance and Reinsurance – Other section of this MD&A for additional details.

(4)
Excludes the impact of the Advent reinsurance transaction in 2018.

Northbridge's net premiums written increased by 10.2% in 2018 (increased by 10.1% in Canadian dollar terms), primarily due to strong retention of renewal business and price increases across the group.

Odyssey Group's net premiums written increased by 16.1% in 2018, primarily reflecting increases in all divisions with the majority of the increase related to U.S. Insurance (growth in U.S. crop and automobile insurance lines of business), North America (growth in accident and health and U.S. casualty treaty reinsurance lines of business) and EuroAsia (growth in commercial property and crop reinsurance lines of business), partially offset by increases in the cost to purchase catastrophe reinsurance in 2018.

Crum & Forster's net premiums written increased by 6.1% in 2018, primarily reflecting growth in accident and health, umbrella, commercial multi-peril and fidelity and surety lines of business and price increases (primarily related to the automobile, property and umbrella lines of business).

Zenith National's net premiums written decreased by 5.8% in 2018, primarily reflecting price decreases, partially offset by higher audit premiums (additional net premiums written based on exposure reported by the insured).

Brit's net premiums written (as adjusted) increased by 9.0% in 2018, primarily reflecting increased contribution from underwriting initiatives launched in recent years, price increases (principally in property lines of business) and premiums received in 2018 that were greater than prior years' premium estimates, partially offset by reductions in non-core lines of business through active portfolio management.

Net premiums written by Fairfax Asia (as adjusted) decreased by 4.7% in 2018, primarily reflecting increased use of reinsurance, partially offset by growth in commercial automobile and accident and health lines of business.

Net premiums written by the Insurance and Reinsurance – Other reporting segment (as adjusted) increased by 6.9% in 2018 principally reflecting increases at Colonnade Insurance, Group Re and Polish Re, partially offset by decreases at Advent.

Net gains (losses) on investments in 2018 and 2017 were comprised as shown in the following table:

	2018	2017
Common stocks	(386.2)	707.8
Preferred stocks – convertible	2.9	(1.6)
Bonds – convertible	(171.3)	233.1
Other equity derivatives(1)(2)	(42.3)	57.9
Gain on disposition of associates(3)(4)(5)	138.9	69.8
Gain on deconsolidation of non-insurance subsidiary(6)	889.9	–

Long equity exposures	431.9	1,067.0
Short equity exposures	(38.2)	(417.9)

Net equity exposures	393.7	649.1
Bonds	(38.4)	44.9
CPI-linked derivatives	(6.7)	(71.0)
U.S. treasury bond forwards	46.7	(153.2)
Other derivatives	19.9	(0.3)
Foreign currency	(131.8)	2.8
Gain on disposition of insurance and reinsurance associate(7)	–	930.1
Other	(30.5)	65.1

Net gains on investments	252.9	1,467.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	(41.7)	24.2
U.S. states and municipalities	(40.5)	67.3
Corporate and other	43.8	(46.6)

	(38.4)	44.9

(1)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(2)
Includes the Seaspan forward contracts described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2018.

(3)
During 2018 Arbor Memorial Services Inc. ("Arbor Memorial") repurchased the company's equity interest for net proceeds of $179.2 (Cdn$235.4). Consequently the company recorded a pre-tax net realized gain on investment of $111.8.

(4)
During 2018 the company sold its equity accounted investment in an insurance brokerage for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn$22.7).

(5)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

(6)
During 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(7)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

Net gains on long equity exposures in 2018 of $431.9 (2017 – $1,067.0) were primarily comprised of a net realized gain recorded on the re-measurement of Quess ($889.9), net gains on equity warrant forward contracts ($113.9) and a net realized gain on the disposition of Arbor Memorial ($111.8), partially offset by net losses on common stocks ($386.2) and convertible bonds ($171.3). The company's short equity exposures produced net losses in 2018 of $38.2 (2017 – $417.9). The company holds short equity total return swaps for investment purposes. In the fourth quarter of

2016 the company discontinued its economic equity hedging strategy and no longer regards short equity and equity index total return swaps as hedges of its equity and equity-related holdings. During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (inception-to-date realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years). During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized net losses on investments of $237.9 (inception-to-date realized losses of $553.1 of which $315.2 was recognized as unrealized losses in prior years).

Net losses on bonds in 2018 of $38.4 (2017 – net gains on bonds of $44.9) were primarily comprised of net losses on U.S. state and municipal bonds ($40.5) and U.S. treasury bonds ($38.6), partially offset by net gains on corporate and other bonds ($43.8).

During 2018 the company recorded net unrealized losses of $6.7 (2017 – $71.0) on its CPI-linked derivative contracts and did not enter into any new contracts. Net unrealized losses on CPI-linked derivative contracts typically reflect the market's expectation of increases in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Net losses on foreign currency in 2018 of $131.8 (2017 – net gains on foreign currency of $2.8) primarily reflected foreign currency net losses on investing activities of $171.3 (principally related to investments denominated in the euro and Indian rupee, both of which weakened against the U.S. dollar), partially offset by foreign currency net gains on underwriting activities of $31.6.

Other revenue increased to $4,434.2 in 2018 from $3,257.6 in 2017 principally reflecting increases at Thomas Cook India (an increase of $803.5 primarily reflecting the adoption of IFRS 15 as described in the subsequent paragraph) and Fairfax India (primarily reflecting growth in business volume at NCML and inclusion of the full year revenue of Fairchem which was consolidated following its merger with Privi Organics on March 14, 2017), the inclusion of the full year revenue of Mosaic Capital and Grivalia Properties, and the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018), partially offset by decreases at Quess (primarily reflecting its deconsolidation on March 1, 2018).

IFRS 15 Revenue from Contracts with Customers introduced a single model for recognizing revenue from contracts with customers that replaced the previous revenue recognition guidance in IAS 18 Revenue and various related standards and interpretations. The company adopted IFRS 15 on January 1, 2018 and did not restate comparative periods as permitted by IFRS 15's transition provisions. Upon adoption of IFRS 15, Thomas Cook India determined that it should report in other revenue the gross receipts from certain of its travel related businesses, and the associated cost of sales in other expenses. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings. Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2018, the United States, Canada, International and Asia accounted for 61.9%, 10.8%, 19.7% and 7.6% respectively, of net premiums earned by geographic region in 2018, compared to 63.2%, 12.3%, 16.0% and 8.5% respectively, in 2017.

United States

Net premiums earned in the United States geographic region increased by 21.4% from $6,148.7 in 2017 to $7,466.8 in 2018 primarily reflecting the inclusion of the full year net premiums earned by Allied World which was acquired in 2017 ($1,671.9 in 2018 compared to $773.7 in 2017) and increases at Odyssey Group (growth in the property and casualty reinsurance lines of business and the commercial automobile, casualty and crop insurance lines of business), Crum & Forster (growth in accident and health and commercial transportation lines of business) and Brit (organic growth and new initiatives).

Canada

Net premiums earned in the Canada geographic region increased by 9.2% from $1,196.8 in 2017 to $1,306.9 in 2018 primarily reflecting an increase at Northbridge (strong retention of renewal business and price increases across the group).

International

Net premiums earned in the International geographic region increased by 52.9% from $1,553.2 in 2017 to $2,375.3 in 2018 primarily reflecting the fourth quarter of 2018 reinsurance transactions at Run-off, the inclusion of the full year net premiums earned by companies acquired in 2017 including Allied World ($331.8 in 2018 compared to $146.3 in 2017), Fairfax Latam ($239.1 in 2018 compared to $68.5 in 2017) and Colonnade Insurance related to the business and renewal rights acquired from AIG in Central and Eastern Europe ($85.0 in 2018 compared to $23.7 in 2017), and the impact on Group Re in 2018 of the third party adverse development cover. The fourth quarter of 2018 reinsurance transactions and the third party adverse development cover are described in more detail in the Run-off and Insurance and Reinsurance – Other sections respectively of this MD&A.

Asia

Net premiums earned in the Asia geographic region increased by 11.5% from $822.7 in 2017 to $917.0 in 2018 primarily as a result of the inclusion of the full year net premiums earned by Allied World which was acquired in 2017 ($254.9 in 2018 compared to $88.2 in 2017) and an increase at Odyssey Group (growth in property and crop reinsurance lines of business), partially offset by the impact of the sale of First Capital on December 28, 2017.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the years ended December 31, 2018, 2017 and 2016, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income as presented for the insurance and reinsurance segments, and the Run-off and Other reporting segments, includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments to present more meaningfully the results of the company's investment management strategies.

	2018	2017	2016
Combined ratios – Insurance and Reinsurance
Northbridge	95.8%	99.1%	94.9%
Odyssey Group	93.4%	97.4%	88.7%
Crum & Forster	98.3%	99.8%	98.2%
Zenith National	82.6%	85.6%	79.7%
Brit	105.2%	113.1%	97.9%
Allied World(1)	98.1%	157.0%	–%
Fairfax Asia	99.8%	88.4%	86.4%
Other	104.6%	110.2%	93.7%

Consolidated	97.3%	106.6%	92.5%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	47.0	9.0	46.3
Odyssey Group	181.1	60.0	235.2
Crum & Forster	32.6	3.2	32.4
Zenith National	140.2	117.2	164.1
Brit	(77.0)	(201.9)	29.1
Allied World(1)	42.9	(586.6)	–
Fairfax Asia	0.4	38.2	41.1
Other	(48.9)	(80.6)	27.7

Underwriting profit (loss) – Insurance and Reinsurance	318.3	(641.5)	575.9
Interest and dividends – Insurance and Reinsurance	544.1	402.3	410.0
Share of profit of associates – Insurance and Reinsurance	93.7	23.5	53.3

Operating income (loss) – Insurance and Reinsurance	956.1	(215.7)	1,039.2
Operating loss – Run-off	(197.9)	(184.6)	(149.4)
Operating income – Other reporting segment	380.3	212.1	133.5
Interest expense	(347.1)	(331.2)	(242.8)
Corporate overhead and other	(182.2)	56.5	(131.2)
Gain on sale of subsidiary(2)	–	1,018.6	–

Pre-tax income before net gains (losses) on investments	609.2	555.7	649.3
Net realized gains (losses) on investments	1,174.9	723.4	(2,071.4)

Pre-tax income (loss) including net realized gains (losses) on investments	1,784.1	1,279.1	(1,422.1)
Net change in unrealized gains (losses) on investments	(922.0)	744.1	867.8

Pre-tax income (loss)	862.1	2,023.2	(554.3)
Income taxes	(44.2)	(408.3)	159.6

Net earnings (loss)	817.9	1,614.9	(394.7)

Attributable to:
Shareholders of Fairfax	376.0	1,740.6	(512.5)
Non-controlling interests	441.9	(125.7)	117.8

	817.9	1,614.9	(394.7)

Net earnings (loss) per share	$12.03	$66.74	$(24.18)
Net earnings (loss) per diluted share	$11.65	$64.98	$(24.18)
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

The company's insurance and reinsurance operations produced an underwriting profit of $318.3 (combined ratio of 97.3%) in 2018 compared to an underwriting loss of $641.5 (combined ratio of 106.6%) in 2017. The decrease in the combined ratio in 2018 principally reflected the impact of lower current period catastrophe losses and higher net favourable prior year reserve development.

Net favourable prior year reserve development of $789.0 (6.8 combined ratio points) in 2018 increased from $491.7 (5.1 combined ratio points) in 2017 and was comprised as follows:

	2018	2017
Insurance and Reinsurance
Northbridge	(106.7)	(93.5)
Odyssey Group	(345.7)	(288.1)
Crum & Forster	(3.9)	(10.2)
Zenith National	(85.3)	(76.4)
Brit	(99.3)	(9.5)
Allied World(1)	(96.6)	71.9
Fairfax Asia	(24.4)	(52.3)
Other	(27.1)	(33.6)

Net favourable development	(789.0)	(491.7)

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Current period catastrophe losses of $752.3 (6.5 combined ratio points) in 2018 decreased from $1,330.4 (13.7 combined ratio points) in 2017 and were comprised as follows:

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	232.7	2.0		185.4	1.9
Hurricane Michael	137.8	1.2		–	–
Typhoon Jebi	102.0	0.9		–	–
Hurricane Florence	69.0	0.6		–	–
Hurricane Irma	–	–		372.0	3.8
Hurricane Maria	–	–		281.7	2.9
Hurricane Harvey	–	–		252.4	2.6
Mexico earthquakes	–	–		24.1	0.2
Other	210.8	1.8		214.8	2.3

	752.3	6.5	points	1,330.4	13.7	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2018	2017
Underwriting profit (loss) – Insurance and Reinsurance	318.3	(641.5)

Loss & LAE – accident year	69.5%	77.4%
Commissions	17.4%	16.9%
Underwriting expense	17.2%	17.4%

Combined ratio – accident year	104.1%	111.7%
Net favourable development	(6.8)%	(5.1)%

Combined ratio – calendar year	97.3%	106.6%

The commission expense ratio increased to 17.4% in 2018 from 16.9% in 2017, primarily reflecting the impact of intercompany reinsurance transactions in 2018 that added 0.4% to the commission expense ratio (the Brit reinsurance transaction and Advent reinsurance transaction reduced net premiums earned) and an increase in the commission expense ratio at Fairfax Asia (primarily due to decreased profit commission on reinsurance ceded following the divestiture of First Capital), partially offset by the impact of the consolidation of Allied World (Allied World's commission expense ratio, which was generally lower than that of Fairfax's other operating companies, was included for the full year in 2018 compared to approximately six months in 2017).

The underwriting expense ratio decreased to 17.2% in 2018 from 17.4% in 2017, primarily reflecting the impact of the consolidation of Allied World (Allied World's underwriting expense ratio, which was generally lower than that of Fairfax's other operating companies, was included for the full year in 2018 compared to approximately six months in 2017) and improvements at Odyssey Group (primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses), partially offset by the higher underwriting expense ratio of Fairfax Latam (primarily related to the timing difference between net premiums written that are earned over the coverage period and underwriting expenses that are recognized when incurred) and the impact of intercompany reinsurance transactions in 2018 that added 0.3% to the underwriting expense ratio (the Brit reinsurance transaction and Advent reinsurance transaction reduced net premiums earned).

Underwriting expenses in 2018 increased by $82.5 or 5.9% (excluding underwriting expenses of Allied World and Fairfax Latam in 2018 and 2017), primarily reflecting increases at Odyssey Group, Crum & Forster and Brit commensurate with increased business volumes and Colonnade Insurance reflecting start-up costs associated with its operations, partially offset by decreases at Fairfax Asia (primarily reflecting lower underwriting expenses following the divestiture of First Capital on December 28, 2017).

Operating expenses as presented in the consolidated statement of earnings increased to $2,444.7 in 2018 from $2,049.5 in 2017, primarily reflecting increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraphs (including the year-over-year impact of the consolidation of the operating expenses of Allied World and Fairfax Latam of $175.1 and $62.8 respectively), increased subsidiary holding companies' corporate overhead and higher operating expenses at Run-off. Fairfax corporate overhead in 2018 included the benefit of $20.0 related to the settlement of a lawsuit.

Other expenses as presented in the consolidated statement of earnings increased to $4,229.4 in 2018 from $3,024.6 in 2017 principally reflecting increases at Thomas Cook India (an increase of $809.5 primarily reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A) and Fairfax India (primarily reflecting growth in business volume at NCML and the inclusion of the full year expenses of Fairchem which was consolidated following its merger with Privi Organics on March 14, 2017), the inclusion of the full year expenses of Mosaic Capital and Grivalia Properties, and the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018), partially offset by decreases at Quess (primarily reflecting its deconsolidation on March 1, 2018). Other expenses also included loss on repurchase of long term debt of $58.9 in 2018 compared to $28.6 in 2017.

The company reported net earnings attributable to shareholders of Fairfax of $376.0 (net earnings of $12.03 per basic share and $11.65 per diluted share) in 2018 compared to net earnings attributable to shareholders of Fairfax of $1,740.6 (net earnings of $66.74 per basic share and $64.98 per diluted share) in 2017. The year-over-year decrease in profitability in 2018 primarily reflected decreased net gains on investments, the non-recurring gain on sale of a subsidiary recognized in 2017 and increased net earnings attributable to non-controlling interests, partially offset by increases in underwriting profit, interest and dividends and a lower provision for income taxes.

Common shareholders' equity decreased from $12,475.6 at December 31, 2017 to $11,779.3 at December 31, 2018 primarily reflecting other comprehensive loss ($310.5, comprised primarily of $235.6 related to net unrealized foreign currency translation losses on foreign operations and $84.8 related to the share of other comprehensive loss of associates), the payment of dividends on the company's common and preferred shares ($328.3), the purchase of subordinate voting shares for use in share-based payment awards ($214.0) and for cancellation ($92.7) and other net changes in capitalization ($192.3), partially offset by net earnings attributable to shareholders of Fairfax ($376.0). Common shareholders' equity per basic share at December 31, 2018 was $432.46 compared to $449.55 per basic share at December 31, 2017, representing a decrease of 3.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2018, or a decrease of 1.5% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2018 and 2017. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group and Group Re.

Year ended December 31, 2018

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9
Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5
Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	122.2	55.0	145.1	1,080.5
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Other reporting segment	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead and other expense	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(61.2)	(150.7)	(387.9)

Pre-tax income (loss)	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

Year ended December 31, 2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)
Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0
Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	(49.5)	123.6	236.8	(89.4)
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Other reporting segment	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead and other expense (income)	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	64.5	(236.8)	(303.9)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:														1,740.6
Shareholders of Fairfax														(125.7)

Non-controlling interests														1,614.9

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2018 and 2017 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2018. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $3,865.9 at December 31, 2018 primarily consisted of Fairfax holding company borrowings of $3,859.5. Corporate and Other borrowings of $3,445.1 at December 31, 2017 primarily consisted of Fairfax holding company borrowings of $3,475.1, partially offset by the elimination of intercompany debt.
	Equity interests in Fairfax affiliates at December 31, 2018
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	–	13.8%	57.8%	100.0%
TRG (Run-off)	–	–	5.2%	–	–	–	–	31.5%	44.9%	18.4%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	9.4%	1.5%	0.4%	–	4.6%	0.6%	0.2%	4.9%	45.3%	66.9%
Fairfax India	–	6.6%	3.4%	0.9%	3.6%	5.4%	1.0%	1.1%	4.9%	6.8%	33.7%
Recipe	5.1%	11.7%	5.6%	1.0%	3.0%	5.4%	–	2.5%	8.9%	0.5%	43.7%
Boat Rocker Media	–	27.3%	–	20.1%	–	–	–	10.8%	–	–	58.2%
Fairfax Africa	1.3%	18.8%	3.9%	7.3%	7.6%	7.3%	0.5%	4.5%	3.2%	4.3%	58.7%
Grivalia Properties	–	18.8%	5.2%	1.4%	3.5%	5.0%	–	5.0%	9.2%	4.6%	52.7%
Toys "R" Us Canada	–	25.0%	25.0%	25.0%	–	–	–	–	25.0%	–	100.0%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance and Polish Re.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported within portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	120.2	553.6	9.9	9.8	–	–	497.1	–	1,190.6	–	–	366.6	1,557.2
Insurance contract receivables	334.6	1,253.1	302.7	247.0	853.0	1,420.9	78.3	565.9	5,055.5	160.1	–	(104.9)	5,110.7
Portfolio investments(1)	2,700.6	8,168.8	3,989.1	1,697.4	3,898.4	7,922.6	658.7	2,159.6	31,195.2	3,822.6	4,216.0	(1,800.9)	37,432.9
Deferred premium acquisition costs	118.0	264.0	131.0	12.1	215.2	253.2	18.5	130.4	1,142.4	3.5	–	(18.6)	1,127.3
Recoverable from reinsurers396.8		1,208.1	987.4	46.6	1,743.1	3,108.7	314.9	1,230.3	9,035.9	634.5	–	(1,269.5)	8,400.9
Deferred income taxes	95.3	222.1	165.5	49.1	–	–	–	53.0	585.0	11.0	–	(98.1)	497.9
Goodwill and intangible assets	164.4	177.4	294.2	424.8	715.4	1,647.9	182.4	46.2	3,652.7	35.9	1,984.9	3.4	5,676.9
Due from affiliates	191.6	5.6	3.1	–	0.2	0.2	–	11.7	212.4	438.2	1.0	(651.6)	–
Other assets	84.2	93.2	264.3	56.2	118.1	177.2	63.5	124.0	980.7	108.1	3,222.8	256.7	4,568.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	32.3	234.4	315.2	–	(549.6)	–

Total assets	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Liabilities
Accounts payable and accrued liabilities	203.7	795.4	325.1	109.9	152.6	323.4	112.3	478.2	2,500.6	113.4	1,494.7	160.0	4,268.7
Income taxes payable	20.1	2.0	–	3.3	–	1.6	0.7	6.7	34.4	–	21.9	23.8	80.1
Short sale and derivative obligations	24.4	30.2	36.3	16.5	14.1	1.5	–	7.5	130.5	12.4	–	6.6	149.5
Due to affiliates	1.1	9.4	1.5	3.6	1.0	307.8	1.3	16.9	342.6	–	85.7	(428.3)	–
Funds withheld payable to reinsurers	4.1	84.5	28.4	–	340.1	224.9	9.4	78.3	769.7	7.3	–	(102.7)	674.3
Provision for losses and loss adjustment expenses	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	–	(1,184.2)	29,081.7
Provision for unearned premiums	632.3	1,077.2	732.2	290.7	925.6	1,807.7	183.1	689.6	6,338.4	16.9	–	(83.1)	6,272.2
Deferred income taxes	–	–	–	–	13.9	40.6	6.2	7.8	68.5	–	140.1	(208.6)	–
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4

Total liabilities	2,706.0	7,887.7	4,617.9	1,612.8	5,947.6	10,911.7	692.4	3,285.9	37,662.0	3,934.3	3,361.2	2,049.4	47,006.9

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,617.1	1,062.4	1,064.8	15,559.6	1,594.8	5,932.0	(9,971.6)	13,114.8
Non-controlling interests	–	–	–	–	–	1.9	58.6	2.7	63.2	–	131.5	4,055.7	4,250.4

Total equity	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,619.0	1,121.0	1,067.5	15,622.8	1,594.8	6,063.5	(5,915.9)	17,365.2

Total liabilities and total equity	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Capital
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4
Investments in Fairfax affiliates	62.0	827.5	302.6	109.6	201.3	320.9	25.9	159.7	2,009.5	672.2	–	(2,681.7)	–
Shareholders' equity attributable to shareholders of Fairfax	1,437.7	3,362.6	1,296.9	820.6	1,212.6	2,101.5	1,036.5	907.8	12,176.2	922.6	3,250.2	(3,234.2)	13,114.8
Non-controlling interests	–	–	–	–	181.9	1,196.6	58.6	–	1,437.1	–	2,813.3	–	4,250.4

Total capital	1,499.7	4,280.0	1,640.9	968.4	1,779.8	4,169.7	1,121.0	1,159.0	16,618.5	1,594.8	7,682.3	(2,050.0)	23,845.6

% of consolidated total capital	6.3%	17.9%	6.9%	4.1%	7.5%	17.5%	4.7%	4.9%	69.8%	6.7%	32.2%	(8.7)%	100.0%

(1)
Includes investments in non-insurance affiliates.

Segmented Balance Sheet as at December 31, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	107.0	557.8	5.3	9.4	–	–	549.0	–	1,228.5	–	–	1,139.9	2,368.4
Insurance contract receivables	327.4	995.9	315.4	260.7	774.0	1,336.7	97.8	621.6	4,729.5	73.8	–	(116.4)	4,686.9
Portfolio investments(1)	3,008.1	7,979.8	4,024.2	1,716.0	4,245.1	8,162.9	632.9	2,145.7	31,914.7	3,500.9	3,176.8	(1,579.2)	37,013.2
Deferred premium acquisition costs	116.4	223.4	126.0	12.2	207.1	146.6	16.8	94.4	942.9	–	–	(15.4)	927.5
Recoverable from reinsurers	441.5	976.1	1,033.7	53.1	1,437.6	2,879.6	275.9	1,110.2	8,207.7	737.9	–	(1,133.1)	7,812.5
Deferred income taxes	81.6	195.7	151.6	29.9	–	–	–	66.3	525.1	25.3	–	(169.6)	380.8
Goodwill and intangible assets	172.8	171.3	318.2	433.1	725.6	1,702.6	196.4	66.6	3,786.6	36.8	2,242.7	6.4	6,072.5
Due from affiliates	205.4	1.6	3.0	–	–	–	8.6	32.0	250.6	437.6	–	(688.2)	–
Other assets	67.0	82.6	243.0	72.4	90.7	356.0	153.3	149.4	1,214.4	79.7	3,264.5	269.7	4,828.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	35.1	237.2	315.2	–	(552.4)	–

Total assets	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Liabilities
Accounts payable and accrued liabilities	187.2	533.0	309.9	108.6	156.5	272.2	114.2	442.0	2,123.6	90.4	1,288.0	127.5	3,629.5
Income taxes payable	16.2	34.4	–	–	7.4	1.7	1.9	5.2	66.8	–	12.8	16.0	95.6
Short sale and derivative obligations	2.7	61.0	19.1	4.3	12.5	0.6	0.1	1.6	101.9	13.0	12.6	(1.3)	126.2
Due to affiliates	0.9	5.1	10.9	2.8	–	6.0	0.7	13.4	39.8	1.6	189.8	(231.2)	–
Funds withheld payable to reinsurers	4.9	94.2	21.4	–	450.1	270.3	12.5	103.2	956.6	12.5	–	(118.9)	850.2
Provision for losses and loss adjustment expenses	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	–	(1,055.9)	28,610.8
Provision for unearned premiums	628.4	909.1	713.0	305.7	891.2	1,653.0	177.1	726.3	6,003.8	8.0	–	(60.1)	5,951.7
Deferred income taxes	–	–	–	–	42.8	67.5	8.5	3.2	122.0	–	146.6	(268.6)	–
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1

Total liabilities	2,804.6	7,248.4	4,651.1	1,653.8	5,930.1	10,937.2	674.5	3,223.5	37,123.2	3,456.5	3,245.8	1,852.6	45,678.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,722.5	4,067.7	1,639.5	933.0	1,550.0	3,641.6	1,195.0	1,095.7	15,845.0	1,750.7	5,092.5	(8,877.1)	13,811.1
Non-controlling interests	0.1	–	–	–	–	5.6	61.2	2.1	69.0	–	345.7	4,186.2	4,600.9

Total equity	1,722.6	4,067.7	1,639.5	933.0	1,550.0	3,647.2	1,256.2	1,097.8	15,914.0	1,750.7	5,438.2	(4,690.9)	18,412.0

Total liabilities and total equity	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Capital
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1
Investments in Fairfax affiliates	154.3	824.2	298.6	106.0	193.4	244.1	26.0	195.2	2,041.8	629.0	–	(2,670.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,568.2	3,243.5	1,340.9	827.0	921.3	2,173.7	1,169.0	902.6	12,146.2	1,121.7	2,563.3	(2,020.1)	13,811.1
Non-controlling interests	0.1	–	–	–	435.3	1,229.4	61.2	–	1,726.0	–	2,874.9	–	4,600.9

Total capital	1,722.6	4,157.5	1,680.9	971.2	1,783.5	4,525.2	1,256.2	1,189.9	17,287.0	1,750.7	7,034.2	(1,245.8)	24,826.1

% of consolidated total capital	6.9%	16.7%	6.8%	3.9%	7.2%	18.2%	5.1%	4.8%	69.6%	7.1%	28.3%	(5.0)%	100.0%

(1)
Includes investments in non-insurance affiliates.

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Other reporting segments for the years ended December 31, 2018 and 2017.

    Northbridge

	Cdn$
	2018	2017	2018	2017
Underwriting profit	60.9	11.6	47.0	9.0

Loss & LAE – accident year	71.7%	74.5%	71.7%	74.5%
Commissions	16.5%	16.1%	16.5%	16.1%
Underwriting expenses	17.1%	17.7%	17.1%	17.7%

Combined ratio – accident year	105.3%	108.3%	105.3%	108.3%
Net favourable development	(9.5)%	(9.2)%	(9.5)%	(9.2)%

Combined ratio – calendar year	95.8%	99.1%	95.8%	99.1%

Gross premiums written	1,712.8	1,539.4	1,322.0	1,187.0

Net premiums written	1,520.5	1,381.0	1,173.6	1,064.9

Net premiums earned	1,450.0	1,322.4	1,119.2	1,019.7

Underwriting profit	60.9	11.6	47.0	9.0
Interest and dividends	86.8	70.2	67.0	54.1
Share of profit of associates	8.1	4.1	6.3	3.2

Operating income	155.8	85.9	120.3	66.3

The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 0.1% in 2018 compared to 2017. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$60.9 ($47.0) and a combined ratio of 95.8% in 2018 compared to an underwriting profit of Cdn$11.6 ($9.0) and a combined ratio of 99.1% in 2017. The increase in underwriting profit in 2018 principally reflected better non-catastrophe loss experience related to the current accident year (primarily related to commercial property and commercial auto lines of business) and increased net favourable prior year reserve development, partially offset by an increase in current period catastrophe losses.

Net favourable prior year reserve development in 2018 of Cdn$138.2 ($106.7 or 9.5 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2013 to 2016. Net favourable prior year reserve development in 2017 of Cdn$121.3 ($93.5 or 9.2 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2009 to 2014.

The underwriting results in 2018 included Cdn$23.9 ($18.5 or 1.7 combined ratio points) of current period catastrophe losses principally related to several storms in Ontario and Quebec. The underwriting results in 2017 included Cdn$11.6 ($8.9 or 0.9 of a combined ratio point) of current period catastrophe losses.

Gross premiums written increased by 11.3% from Cdn$1,539.4 in 2017 to Cdn$1,712.8 in 2018, primarily reflecting strong retention of renewal business and price increases across the group. Net premiums written increased by 10.1% in 2018, consistent with the growth in gross premiums written. Net premiums earned increased by 9.6% in 2018 primarily reflecting the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to Cdn$86.8 ($67.0) in 2018 from Cdn$70.2 ($54.1) in 2017, principally reflecting lower total return swap expense and higher interest income earned (primarily due to purchases of short-dated Canadian government and U.S. treasury bonds in 2018).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to Cdn$184.4 ($142.3) in 2018 from Cdn$113.6 ($87.6) in 2017, primarily reflecting higher net premium collections, partially offset by higher net paid claims and higher income taxes paid.

Northbridge's average annual return on average equity over the past 33 years since inception in 1985 was 12.6% at December 31, 2018 (December 31, 2017 – 12.9%) (expressed in Canadian dollars).

    Odyssey Group(1)

	2018	2017
Underwriting profit	181.1	60.0

Loss & LAE – accident year	74.8%	78.3%
Commissions	21.4%	21.1%
Underwriting expenses	9.7%	10.3%

Combined ratio – accident year	105.9%	109.7%
Net favourable development	(12.5)%	(12.3)%

Combined ratio – calendar year	93.4%	97.4%

Gross premiums written	3,328.6	2,783.1

Net premiums written	2,897.8	2,495.9

Net premiums earned	2,755.4	2,333.4

Underwriting profit	181.1	60.0
Interest and dividends	139.9	124.9
Share of profit of associates	65.8	7.2

Operating income	386.8	192.1

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $181.1 and a combined ratio of 93.4% in 2018 compared to an underwriting profit of $60.0 and a combined ratio of 97.4% in 2017. The increase in underwriting profit in 2018 principally reflected lower current period catastrophe losses (as set out in the table below) and higher net favourable prior year reserve development, partially offset by higher non-catastrophe loss experience related to the current accident year (primarily related to the impact of large losses).

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	48.9	1.8		46.6	2.0
Hurricane Michael	30.9	1.1		–	–
Typhoon Jebi	25.6	0.9		–	–
Hurricane Florence	7.5	0.3		–	–
Hurricane Maria	–	–		103.0	4.4
Hurricane Irma	–	–		70.4	3.0
Hurricane Harvey	–	–		51.6	2.2
Mexico earthquakes	–	–		8.2	0.4
Other	138.7	5.0		111.9	4.8

	251.6	9.1	points	391.7	16.8	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Net favourable prior year reserve development (primarily related to casualty and assumed property catastrophe loss reserves in each of 2018 and 2017) increased to $345.7 (12.5 combined ratio points) in 2018 from $288.1 (12.3 combined ratio points) in 2017. Odyssey Group's underwriting expense ratio decreased to 9.7% in 2018 from 10.3% in 2017, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Gross premiums written and net premiums written increased by 19.6% and 16.1% in 2018 principally reflecting increases in all divisions with the majority of the increase related to U.S. Insurance (growth in U.S. crop and automobile insurance lines of business), North America (growth in accident and health and U.S. casualty treaty reinsurance lines of business) and EuroAsia (growth in commercial property and crop reinsurance lines of business). Net premiums written did not increase to the same extent as gross premiums written primarily due to increases in insurance lines of business where premium retention is lower and increases in the cost to purchase catastrophe reinsurance in 2018. Net premiums earned in 2018 increased by 18.1% consistent with the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to $139.9 in 2018 from $124.9 in 2017, primarily reflecting higher interest income earned (principally due to the impact of higher short term interest rates on cash and cash equivalents and higher interest income earned on short-dated U.S. treasury bonds purchased in 2018), partially offset by higher investment management and administration fees. Share of profit of associates of $65.8 in 2018 primarily reflected Odyssey Group's share of net gains on sales and net unrealized appreciation of investment property of the KWF LPs.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased nominally to $499.4 in 2018 from $509.8 in 2017, primarily reflecting higher net paid losses and income taxes paid which were offset by higher net premium collections.

    Crum & Forster

	2018	2017
Underwriting profit	32.6	3.2

Loss & LAE – accident year	63.5%	65.3%
Commissions	15.5%	15.8%
Underwriting expenses	19.5%	19.3%

Combined ratio – accident year	98.5%	100.4%
Net favourable development	(0.2)%	(0.6)%

Combined ratio – calendar year	98.3%	99.8%

Gross premiums written	2,363.1	2,174.5

Net premiums written	1,977.8	1,863.4

Net premiums earned	1,960.9	1,852.8

Underwriting profit	32.6	3.2
Interest and dividends	64.6	33.8
Share of profit (loss) of associates	4.1	(1.1)

Operating income	101.3	35.9

Crum & Forster reported an underwriting profit of $32.6 and a combined ratio of 98.3% in 2018 compared to an underwriting profit of $3.2 and a combined ratio of 99.8% in 2017. The increase in underwriting profit in 2018 principally reflected higher business volumes in profitable lines of business and lower current period catastrophe losses (as set out in the table below), partially offset by a modest decrease in net favourable prior year reserve development. Net favourable prior year reserve development was $3.9 in 2018 compared to $10.2 in 2017.

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	9.0	0.5		2.1	0.1
Hurricane Michael	2.7	0.1		–	–
Hurricane Florence	1.8	0.1		–	–
Hurricane Irma	–	–		16.5	0.9
Hurricane Harvey	–	–		5.0	0.3
Other	13.1	0.7		18.4	1.0

	26.6	1.4	points	42.0	2.3	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Gross premiums written and net premiums written increased by 8.7% and 6.1% in 2018, principally reflecting growth in accident and health, umbrella, commercial multi-peril and fidelity and surety lines of business and price increases (primarily related to the automobile, property and umbrella lines of business). Net premiums earned increased by 5.8% in 2018 primarily reflecting the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to $64.6 in 2018 from $33.8 in 2017, primarily due to higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018), lower total return swap expense and lower investment management and administration fees.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased to $98.1 in 2018 from $111.6 in 2017 primarily reflecting higher net paid losses.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,770.1 and its average annual return on average equity since acquisition was 8.2% (December 31, 2017 – 8.7%).

    Zenith National(1)

	2018	2017
Underwriting profit	140.2	117.2

Loss & LAE – accident year	56.4%	58.9%
Commissions	10.5%	10.3%
Underwriting expenses	26.3%	25.8%

Combined ratio – accident year	93.2%	95.0%
Net favourable development	(10.6)%	(9.4)%

Combined ratio – calendar year	82.6%	85.6%

Gross premiums written	800.3	849.0

Net premiums written	789.2	837.4

Net premiums earned	804.3	811.6

Underwriting profit	140.2	117.2
Interest and dividends	32.3	23.4
Share of profit (loss) of associates	4.4	(9.8)

Operating income	176.9	130.8

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $140.2 and a combined ratio of 82.6% in 2018 compared to an underwriting profit of $117.2 and a combined ratio of 85.6% in 2017. The decrease in the combined ratio in 2018 principally reflected higher net favourable prior year reserve development and an improvement in the estimated accident year loss and LAE ratio (inclusive of lower current period catastrophe losses).

Net favourable prior year reserve development of $85.3 (10.6 combined ratio points) in 2018 compared to $76.4 (9.4 combined ratio points) in 2017, principally reflected net favourable emergence related to accident years 2015 through 2017. The decrease in the estimated accident year loss and LAE ratio in 2018 compared to 2017 reflected favourable loss development trends for accident year 2017 emerging in 2018, partially offset by modest earned price decreases and estimated loss trends for accident year 2018.

In 2017 Zenith National's agriculture property and casualty line of business incurred current period catastrophe losses of $8.2 (1.0 combined ratio point) related to the October Northern California and December Southern California wildfires. The underwriting results in 2018 do not include any material current period catastrophe losses.

Net premiums earned decreased to $804.3 in 2018 from $811.6 in 2017, primarily reflecting earned price decreases, partially offset by higher audit premiums (additional net premiums earned based on exposure reported by the insured).

Interest and dividends increased to $32.3 in 2018 from $23.4 in 2017, primarily reflecting higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018) and higher total return swap income from long total return swaps. Share of loss of associates of $9.8 in 2017 primarily reflected Zenith National's share of a non-cash impairment charge related to Thai Re.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $119.5 in 2018 from $95.5 in 2017, primarily reflecting lower income taxes paid and higher investment income received, partially offset by lower net premium collections.

    Brit(1)

	Brit reinsurance transaction(2)	Brit(3)	2018	2017
Underwriting loss	(4.0)	(73.0)	(77.0)	(201.9)

Loss & LAE – accident year	102.3%	69.7%	66.4%	72.7%
Commissions	–	27.6%	30.9%	27.6%
Underwriting expenses	–	13.1%	14.6%	13.4%

Combined ratio – accident year	102.3%	110.4%	111.9%	113.7%
Net favourable development	–	(6.0)%	(6.7)%	(0.6)%

Combined ratio – calendar year	102.3%	104.4%	105.2%	113.1%

Gross premiums written	–	2,239.1	2,239.1	2,057.0

Net premiums written (ceded)	(174.4)	1,668.6	1,494.2	1,530.9

Net premiums earned (ceded)	(174.4)	1,654.1	1,479.7	1,536.9

Underwriting loss	(4.0)	(73.0)	(77.0)	(201.9)
Interest and dividends	–	55.3	55.3	32.6
Share of profit of associates	–	5.3	5.3	9.2

Operating loss	(4.0)	(12.4)	(16.4)	(160.1)

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

(2)
Effective November 30, 2018, Run-off Syndicate 3500 agreed to reinsure a portfolio of business written by Brit Syndicate 2987 including non-US professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). The impact of that transaction in 2018 is shown separately in the table above to minimize distortion on the components of combined ratio. This transaction is eliminated within Fairfax's consolidated financial reporting.

(3)
Brit prior to the reinsurance transaction described in the preceding footnote.

On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. On December 14, 2018 Fairfax made a capital contribution to Brit of $126.0 to support its 2019 underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit was 88.9%.

References to 2018 throughout the remainder of this section exclude the impact of the Brit reinsurance transaction.

Brit reported an underwriting loss of $73.0 and a combined ratio of 104.4% in 2018 compared to an underwriting loss of $201.9 and a combined ratio of 113.1% in 2017. The decrease in the underwriting loss in 2018 principally reflected higher net favourable prior year reserve development and lower current period catastrophe losses (as set out in the table below), partially offset by increased non-catastrophe loss experience related to the current accident year (principally reflecting the impact of downward pressure on pricing experienced in recent years).

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	91.5	5.5		34.2	2.2
Hurricane Michael	53.7	3.2		–	–
Hurricane Florence	26.9	1.6		–	–
Typhoon Jebi	23.0	1.4		–	–
Hurricane Irma	–	–		110.5	7.2
Hurricane Harvey	–	–		54.3	3.5
Hurricane Maria	–	–		45.6	3.0
Mexico earthquakes	–	–		6.8	0.4
Other	15.2	1.0		7.5	0.5

	210.3	12.7	points	258.9	16.8	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Net favourable prior year reserve development of $99.3 (6.0 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and energy and property (political risks and violence) lines of business, partially offset by net reserve strengthening on the marine line of business. Net favourable prior year reserve development of $9.5 (0.6 of a combined ratio point) in 2017 primarily reflected better than expected emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017. The Ogden discount rate is set and revised periodically by the U.K. government and is used by the U.K. courts in the assessment of lump sum awards for personal injury claimants.

Gross premiums written and net premiums written increased by 8.9% and 9.0% in 2018, principally reflecting increased contribution from underwriting initiatives launched in recent years, price increases (principally in property lines of business) and premiums received in 2018 that were greater than prior years' premium estimates, partially offset by reductions in non-core lines of business through active portfolio management. Net premiums earned increased by 7.6% in 2018 reflecting increased net premiums written during 2017 and 2018.

Interest and dividends increased to $55.3 in 2018 from $32.6 in 2017, primarily due to higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018).

Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $133.1 in 2018 primarily reflected the impact of net paid losses related to the 2017 catastrophe losses. This compares to cash provided by operating activities of $17.2 in 2017.

    Allied World(1)

	2018	2017(2)
Underwriting profit (loss)	42.9	(586.6)

Loss & LAE – accident year	76.1%	125.7%
Commissions	9.1%	3.2%
Underwriting expenses	17.1%	21.1%

Combined ratio – accident year	102.3%	150.0%
Net (favourable) adverse development	(4.2)%	7.0%

Combined ratio – calendar year	98.1%	157.0%

Gross premiums written	3,368.9	1,447.6

Net premiums written	2,368.8	991.9

Net premiums earned	2,286.8	1,028.7

Underwriting profit (loss)	42.9	(586.6)
Interest and dividends	117.2	65.9
Share of loss of associates	(3.8)	(17.6)

Operating income (loss)	156.3	(538.3)

(1)
These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

As used herein, "Allied World" means Allied World Assurance Company Holdings, GmbH, the successor by merger to Allied World Assurance Company Holdings, AG ("Allied World AG"). On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World AG for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation ("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together, "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the seven years subsequent to the acquisition date. Allied World is a global property, casualty and specialty insurer and reinsurer.

On May 7, 2018 Allied World used the proceeds from a $325.5 capital contribution from Fairfax to redeem all of its 5.50% senior notes due November 15, 2020 for cash consideration of $325.5, including accrued interest and make-whole provision. On April 30, 2018 a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

Allied World reported an underwriting profit of $42.9 and a combined ratio of 98.1% in 2018 compared to an underwriting loss of $586.6 and a combined ratio of 157.0% in the period from July 6, 2017 to December 31, 2017. The underwriting profit of $42.9 in 2018 primarily reflected lower year-over-year current period catastrophe losses (as set out in the table below) and net favourable prior year reserve development in 2018 compared to net adverse prior year reserve development in 2017. The underwriting loss of $586.6 in the period from July 6, 2017 to

December 31, 2017 primarily reflected current period catastrophe losses (as set out in the table below) and net adverse prior year reserve development.

	2018			2017(1)
	Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact
California wildfires(3)	76.1	3.3		87.3	8.4
Typhoon Jebi	52.9	2.3		–	–
Hurricane Michael	47.5	2.1		–	–
Hurricane Florence	25.6	1.1		–	–
Hurricane Irma	–	–		153.9	15.1
Hurricane Maria	–	–		124.9	12.0
Hurricane Harvey	–	–		122.9	11.8
Mexico earthquakes	–	–		9.1	0.9
Other	21.3	1.0		43.5	4.5

	223.4	9.8	points	541.6	52.7	points

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Net of reinstatement premiums.

(3)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Net favourable prior year reserve development of $96.6 (4.2 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and a reduction in unallocated loss adjustment expenses, partially offset by net adverse prior year reserve development in the casualty line of business primarily related to the 2012, 2014 and 2015 accident years and the professional liability line of business primarily related to the 2012 accident year.

Net adverse prior year reserve development of $71.9 (7.0 combined ratio points) in the period from July 6, 2017 to December 31, 2017 primarily reflected net adverse development related to the insurance segment (principally net unfavourable emergence in the professional liability line of business for the 2012 and 2013 accident years and in the primary casualty line of business), partially offset by net favourable development in the reinsurance segment (due to net favourable emergence in the specialty and casualty lines of business, partially offset by net unfavourable emergence in the property line of business related to U.S. storms in 2015 and 2016).

The commission expense ratio increased to 9.1% in 2018 from 3.2% in the period from July 6, 2017 to December 31, 2017, primarily due to the impact in 2017 of acquisition accounting adjustments. The underwriting expense ratio decreased to 17.1% in 2018 from 21.1% in the period from July 6, 2017 to December 31, 2017, primarily due to expense rationalization efforts.

Gross premiums written and net premiums written in 2018 reflected overall growth compared to 2017 principally reflecting increases in the insurance segment (primarily reflecting growth across each of the North America, Europe and Asia platforms), partially offset by decreases in the reinsurance segment (primarily related to the timing of the renewals of certain treaties). Net premiums written in 2018 also reflected a decrease in premium retention compared to 2017. Net premiums earned in 2018 increased consistent with the growth in net premiums written during 2017 and 2018. The release of acquisition accounting adjustments decreased net premiums earned in 2017. Allied World's gross premiums written of $1,447.6 in the period from July 6, 2017 to December 31, 2017 included assumed reinstatement premiums of $19.8 related to 2017 catastrophe losses.

Interest and dividends of $117.2 in 2018 principally reflected interest income earned on short-dated U.S. treasury bonds and high quality corporate bonds and dividend income from common stocks. Share of loss of associates of $17.6 in the period from July 6, 2017 to December 31, 2017 primarily reflected a non-cash impairment charge of $19.2 related to an associate.

Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $557.0 in 2018 primarily reflected higher net paid losses related to the 2017 catastrophe losses and funding of a collateralized property catastrophe program.

    Fairfax Asia

	2018	2017
Underwriting profit	0.4	38.2

Loss & LAE – accident year	72.8%	80.3%
Commissions	10.5%	1.4%
Underwriting expenses	29.4%	22.7%

Combined ratio – accident year	112.7%	104.4%
Net favourable development	(12.9)%	(16.0)%

Combined ratio – calendar year	99.8%	88.4%

Gross premiums written	385.6	670.4

Net premiums written	191.9	327.5

Net premiums earned	189.5	327.6

Underwriting profit	0.4	38.2
Interest and dividends	21.1	29.1
Share of profit (loss) of associates	(5.1)	29.4

Operating income	16.4	96.7

Fairfax Asia comprises the company's Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 9.9%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard").

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. On July 1, 2018 Falcon entered into a 25% quota share reinsurance agreement to participate in the net underwriting result of First Capital's insurance portfolio.

On August 30, 2017 Pacific Insurance acquired the assets and liabilities of the general insurance business of Prudential Assurance Malaysia Berhad ("Prudential Assurance Malaysia") for $2.3. Prudential Assurance Malaysia is a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard to private equity investors for net proceeds of $376.3 and recorded a net realized gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and recorded a net realized gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to a common stock at FVTPL, resulting in a re-measurement gain of $334.5. This remaining equity interest is included in holding company cash and investments in the Fairfax Asia reporting segment, and had a fair value of $497.1 at December 31, 2018 (December 31, 2017 – $549.0).

Fairfax Asia reported an underwriting profit of $0.4 and a combined ratio of 99.8% in 2018 compared to an underwriting profit of $38.2 and a combined ratio of 88.4% in 2017. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2018	2017
First Capital(1)	–	69.5%
Falcon	99.4%	99.1%
Pacific Insurance	103.7%	99.6%
AMAG Insurance	89.2%	95.9%
Fairfirst Insurance	98.8%	99.0%
Fairfax Asia (excluding First Capital(1))	99.8%	99.2%
(1)
The company divested its 97.7% interest in First Capital on December 28, 2017.

Fairfax Asia's underwriting results in 2018 included the benefit of $24.4 (12.9 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, workers' compensation and marine loss reserves. Fairfax Asia's underwriting profit in 2017 included the benefit of $52.3 (16.0 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, marine, property loss reserves and accident and health loss reserves.

Fairfax Asia's commission expense ratio increased to 10.5% in 2018 from 1.4% in 2017, primarily reflecting decreased profit commission on reinsurance ceded following the divestiture of First Capital. Fairfax Asia's underwriting expense ratio increased to 29.4% in 2018 from 22.7% in 2017, primarily reflecting lower net earned premium following the divestiture of First Capital.

The divestiture of First Capital affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	385.6	191.9	189.5	670.4	327.5	327.6
First Capital	–	–	–	(336.8)	(126.2)	(119.4)

Fairfax Asia – as adjusted to exclude First Capital	385.6	191.9	189.5	333.6	201.3	208.2

Percentage change (year-over-year)	15.6%	(4.7)%	(9.0)%

Gross premiums written (as adjusted) increased by 15.6% in 2018, principally reflecting growth in commercial automobile and accident and health lines of business. Net premiums written (as adjusted) decreased by 4.7% in 2018 reflecting increased use of reinsurance, partially offset by the growth in gross premiums written. Net premiums earned (as adjusted) decreased by 9.0% in 2018, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends decreased to $21.1 in 2018 from $29.1 in 2017, primarily due to the impact of the divestiture of the investment portfolio of First Capital. Share of loss of associates of $5.1 in 2018 principally reflected the share of loss of Go Digit of $6.8. Share of profit of associates in 2017 included the share of profit of ICICI Lombard of $24.0.

    Insurance and Reinsurance – Other

	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)

Loss & LAE – accident year	83.4%	66.0%	64.4%	60.7%	51.4%	–	64.5%
Commissions	17.2%	14.0%	42.4%	6.9%	20.0%	–	16.7%
Underwriting expenses	2.2%	19.2%	33.3%	44.8%	24.9%	–	25.9%

Combined ratio – accident year	102.8%	99.2%	140.1%	112.4%	96.3%	–	107.1%
Net adverse (favourable) development	(8.3)%	(2.5)%	(16.4)%	3.1%	1.7%	–	(2.5)%

Combined ratio – calendar year	94.5%	96.7%	123.7%	115.5%	98.0%	–	104.6%

Gross premiums written	167.3	353.4	247.4	758.8	268.9	(2.9)	1,792.9

Net premiums written	163.9	276.6	88.2	378.8	216.7	–	1,124.2

Net premiums earned	178.9	277.1	110.0	295.7	203.9	–	1,065.6

Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)
Interest and dividends	(2.5)	17.5	7.4	22.5	1.8	–	46.7
Share of profit (loss) of associates	13.9	–	3.5	–	(0.7)	–	16.7

Operating income (loss)	21.1	26.7	(15.2)	(23.2)	5.1	–	14.5

	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)

Loss & LAE – accident year	96.1%	68.6%	81.7%	54.8%	51.5%	–	71.3%
Commissions	29.0%	17.9%	24.3%	1.1%	19.1%	–	18.8%
Underwriting expenses	4.3%	17.2%	21.1%	57.5%	31.2%	–	24.3%

Combined ratio – accident year	129.4%	103.7%	127.1%	113.4%	101.8%	–	114.4%
Net adverse (favourable) development	(35.2)%	(2.5)%	(0.8)%	5.1%	9.7%	–	(4.2)%

Combined ratio – calendar year	94.2%	101.2%	126.3%	118.5%	111.5%	–	110.2%

Gross premiums written	147.9	348.9	271.2	314.1	168.6	(6.4)	1,244.3

Net premiums written	129.2	240.8	184.4	160.6	148.3	–	863.3

Net premiums earned	124.4	241.1	185.1	120.1	119.9	–	790.6

Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)
Interest and dividends	1.9	16.8	5.9	12.7	1.2	–	38.5
Share of profit (loss) of associates	3.4	–	(1.2)	–	0.8	–	3.0

Operating income (loss)	12.4	13.8	(44.0)	(9.5)	(11.8)	–	(39.1)

Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which consists of the insurance operations acquired from AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance includes the following: the business and renewal rights of the insurance operations acquired in 2016 from QBE in Hungary, Czech Republic and Slovakia; the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired in 2015).

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Accordingly, in the third quarter of 2018, Advent's casualty, property binder and terrorism underwriting teams joined Brit. Advent's consumer products underwriting team was seconded to Allied World and will formally join Allied World on March 1, 2019. Effective October 1, 2018, Run-off reinsured on a 25% quota share basis Advent's net insurance contract liabilities (including net provision for unearned premiums) that were outstanding on October 1, 2018 (the "Advent reinsurance transaction"). Brit will reinsure on a 100% quota share basis Advent's net provision for unearned premiums for the property binders, direct and faculty property and terrorism classes of business upon expiry of Advent's external reinsurance program on April 1, 2019. To facilitate the runoff, the majority of Advent's remaining employees joined Run-off Syndicate 3500 on January 1, 2019 and the capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019. The impact on Advent in 2018 of the Advent reinsurance transaction was as follows: decreased net premiums written and net premiums earned by $95.0 and $79.3 respectively, and decreased losses on claims, net and underwriting expenses by $78.7 and $3.0 respectively. This transaction is eliminated within Fairfax's consolidated financial reporting.

Effective January 1, 2019 Advent will be reported in the Run-off reporting segment. The decision to place Advent into run-off reflected the considerable strategic challenges facing Advent Syndicate 780 as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place.

Effective December 31, 2018 Group Re entered into an agreement to provide a third-party insurer with excess of loss reinsurance protection for a portfolio comprised of a diverse mix of direct primary and excess classes of business written across a range of geographies related to accident years 2018 and prior (the "third party adverse development cover"). The impact on Group Re in 2018 of the third party adverse development cover was as follows: increased gross premiums written, net premiums written and net premiums earned by $39.1 respectively and increased losses on claims, net by $39.1.

On May 12, 2017 Bryte Insurance completed a loss portfolio transfer with a third party reinsurer to transfer all liability for risks Bryte Insurance had insured as at December 31, 2016 and prior years (the "Bryte loss portfolio transfer"), which decreased both net premiums written and net premiums earned by $32.2 and decreased losses on claims, net by $28.3, in 2017. The Bryte loss portfolio transfer replaced the reinsurance protection formerly provided by Zurich Insurance Company Ltd. ("Zurich Insurance") as all reinsurance treaties with Zurich Insurance were commuted as at December 31, 2016.

The Insurance and Reinsurance – Other segment produced an underwriting loss of $48.9 and a combined ratio of 104.6% in 2018 compared to an underwriting loss of $80.6 and a combined ratio of 110.2% in 2017. The decrease in underwriting loss in 2018 principally reflected lower current period catastrophe losses (as set out in the table below), partially offset by lower net favourable prior year reserve development and an increase in non-catastrophe large loss experience.

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Florence	7.1	0.7		–	–
California wildfires(2)	6.2	0.6		7.0	0.9
Hurricane Michael	2.9	0.3		–	–
Hurricane Irma	–	–		20.7	2.6
Hurricane Harvey	–	–		18.6	2.4
Hurricane Maria	–	–		8.2	1.0
Other	4.7	0.4		24.6	3.1

	20.9	2.0	points	79.1	10.0	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

The underwriting results in 2018 included net favourable prior year reserve development of $27.1 (2.5 combined ratio points), principally reflecting net favourable development at Advent, Group Re and Bryte Insurance, partially offset by net adverse development at Fairfax Latam (primarily related to long tail casualty coverages in Argentina due to the macro economic conditions) and Polish Re (primarily related to automobile third party liability and property loss reserves). The underwriting results in 2017 included the benefit of net favourable prior year reserve development of $33.6 (4.2 combined ratio points), principally at Group Re (primarily related to property and liability loss reserves), partially offset by net adverse development at Polish Re (primarily related to automobile third party liability and property loss reserves).

The nominal decrease in the underwriting expense ratio to 24.2% in 2018 (excluding the impact of reduced net premiums earned related to the Advent reinsurance transaction) from 24.3% in 2017 principally reflected the increase in net premiums earned at Group Re, Polish Re and Colonnade Insurance, partially offset by the impact of Fairfax Latam (primarily related to the timing difference between net premiums written that are earned over the coverage period and underwriting expenses that are recognized when incurred). Although Fairfax Latam's underwriting expense ratio improved significantly year-over-year, it continues to be elevated relative to the other companies in its reporting segment.

The commission expense ratio decreased to 15.5% in 2018 (excluding the impact of reduced net premiums earned related to the Advent reinsurance transaction) from 18.8% in 2017, principally due to decreases at Group Re (primarily reflecting net premiums earned related to the third party adverse development cover which did not incur any commission expense and lower profit commissions paid) and Bryte Insurance (primarily reflecting higher profit commission received and the impact of the Bryte loss portfolio transfer in 2017 which reduced net premiums earned). The change in Fairfax Latam's commission expense ratio reflected the impact of the lag from the change from proportional reinsurance in 2017 (with high ceding commissions) to a combination of proportional reinsurance and non-proportional reinsurance in 2018 (with lower ceding commissions).

Excluding the year-over-year impacts of the Advent reinsurance transaction, the acquisitions of Fairfax Latam and the business and renewal rights of the insurance operations of AIG in central and eastern Europe ("CEE") and the Bryte LPT, gross premiums written, net premiums written and net premiums earned in 2018 and 2017 were as set out in the following table:

	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance – Other – as reported	1,792.9	1,124.2	1,065.6	1,244.3	863.3	790.6
Advent reinsurance transaction	–	95.0	79.3	–	–	–
Fairfax Latam	(614.0)	(317.6)	(239.1)	(166.5)	(97.7)	(68.5)
Business and renewal rights of the insurance operations acquired from AIG in CEE	(140.3)	(95.6)	(85.0)	(57.0)	(44.1)	(23.7)
Bryte loss portfolio transfer	–	–	–	–	32.2	32.2

Insurance and Reinsurance – Other – as adjusted	1,038.6	806.0	820.8	1,020.8	753.7	730.6

Percentage change (year-over-year)	1.7%	6.9%	12.3%

Gross premiums written (as adjusted) increased by 1.7% in 2018, principally reflecting increases at Colonnade Insurance (primarily related to organic growth), Group Re (primarily related to the impact of the third party adverse development cover, partially offset by lower writings in the assumed commercial automobile line of business) and Polish Re (primarily related to increased writings in the property and agricultural reinsurance lines of business), partially offset by decreases at Advent (primarily related to the impact of the decision to place Advent into run-off). Net premiums written (as adjusted) increased by 6.9% in 2018 consistent with the growth in gross premiums written and also reflected increases at Advent (principally reflecting higher reinstatement premiums paid in 2017 related to the catastrophe losses in 2017) and a reduction in reinsurance purchased by Group Re in 2018. Net premiums earned (as adjusted) increased by 12.3% in 2018 reflecting the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to $46.7 in 2018 from $38.5 in 2017 primarily reflecting the consolidation of the interest and dividends of Fairfax Latam and higher interest income earned (principally reflecting purchases of short-dated U.S. treasury bonds in 2018).

    Run-off

The Run-off business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Run-off group, principally consisting of TIG Insurance Company, and the European Run-off group, principally consisting of RiverStone (UK) and Syndicate 3500 at Lloyd's. The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone Run-off management operation which has 480 employees in the U.S. and the U.K. Effective September 28, 2018 all assets and liabilities of RiverStone Insurance Limited (previously part of European Run-off) were transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. This transaction did not have any impact on the Run-off reporting segment or the company's consolidated financial reporting. The company expects to windup RiverStone Insurance Limited in 2019 as it simplifies its organizational structure.

Effective January 1, 2019 European Run-off reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior, and will assume approximately $549 of net insurance contract liabilities in exchange for consideration of approximately the same. This transaction will be reflected in the company's consolidated financial reporting in the first quarter of 2019.

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. Run-off results in 2018 reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Effective October 1, 2018, Run-off reinsured on a 25% quota share basis Advent's net insurance contract liabilities (including net provision for unearned premiums) that were outstanding on October 1, 2018 (the "Advent reinsurance transaction"). This transaction resulted in Run-off assuming $78.7 of net insurance contract liabilities and $15.7 of net provision for unearned premiums in exchange for cash consideration of $95.0. The 2018 Run-off results reflected, in respect of this transaction, gross premiums written and net premiums written of $95.0, net premiums earned of $79.3, losses on claims of $78.7 and operating expenses of $3.0. This transaction is eliminated within Fairfax's consolidated financial reporting. Effective January 1, 2019, Advent will be reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance – Other section of this MD&A for additional details.

Effective November 30, 2018, Run-off Syndicate 3500 agreed to reinsure a portfolio of business written by Brit Syndicate 2987 including non-US professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). This transaction resulted in Run-off assuming $170.4 of net insurance contract liabilities in exchange for cash consideration of $174.4. The 2018 Run-off results reflected, in respect of this transaction, gross premiums written, net premiums written and net premiums earned of $174.4 and losses on claims of $170.4. This transaction is eliminated within Fairfax's consolidated financial reporting.

Effective in December 2018, Run-off agreed to reinsure two separate third party runoff portfolios comprised of exposures to asbestos, pollution and other hazards ("APH") related to accident years 1999 and prior (assumed by RiverStone UK) and Irish employer's liability and public liability exposures related to accident years 2018 and prior (assumed by Syndicate 3500) (collectively the "Other 2018 reinsurance transactions"). These transactions resulted in Run-off assuming $102.6 of net insurance contract liabilities in exchange for cash consideration of $113.5. The 2018 Run-off results reflected, in respect of this transaction, gross premiums written, net premiums written and net premiums earned of $113.5, losses on claims of $102.6 and operating expenses of $1.4 (related to a commission paid by Run-off to a third party for facilitating this transaction).

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2018 and 2017.

	Reinsurance transactions(1)	Run-off(2)	2018	2017
Gross premiums written	419.2	(0.3)	418.9	8.4

Net premiums written	414.2	(0.7)	413.5	8.3

Net premiums earned	398.7	5.9	404.6	20.1

Losses on claims	(285.5)	(216.8)	(502.3)	(125.4)
Operating expenses	(23.2)	(121.5)	(144.7)	(102.1)
Interest and dividends	–	43.7	43.7	28.9
Share of profit (loss) of associates	–	0.8	0.8	(6.1)

Operating profit (loss)	90.0	(287.9)	(197.9)	(184.6)

(1)
Reinsurance transactions are comprised of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions (collectively the "fourth quarter of 2018 reinsurance transactions") as described in the preceding paragraphs.

(2)
Run-off prior to the fourth quarter of 2018 reinsurance transactions referenced in the preceding footnote.

References to 2018 throughout the remainder of this section exclude the impact of the fourth quarter of 2018 reinsurance transactions referenced in footnote (1) above.

Run-off reported an operating loss of $287.9 in 2018 compared to an operating loss of $184.6 in 2017.

Losses on claims of $216.8 in 2018 principally reflected net adverse prior year reserve development of $197.1 and $11.3 at U.S. Run-off and European Run-off respectively. Net adverse prior year reserve development at U.S. Runoff was principally comprised of $143.6 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, $38.6 of strengthening of other loss reserves principally related to construction defect and habitational risk exposures and $31.7 of strengthening of unallocated loss adjustments expenses principally at TIG Insurance, partially offset by $16.8 of net favourable emergence on workers' compensation loss reserves principally at TIG Insurance. Net adverse prior year reserve development of $11.3 at European Run-off principally related to reserve strengthening on one specific loss.

Losses on claims of $125.4 in 2017 principally reflected net adverse prior year reserve development of $145.9 at U.S. Run-off, partially offset by net favourable prior year reserve development of $33.4 at European Run-off. Net adverse prior year reserve development at U.S. Run-off was principally comprised of $182.5 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, partially offset by $39.0 of net favourable emergence on workers' compensation loss reserves principally at TIG Insurance. Net favourable prior year reserve development of $33.4 at European Run-off principally related to the World Trade Center aviation market settlement of $27.8.

Operating expenses increased to $121.5 in 2018 from $102.1 in 2017, primarily reflecting an increase in provision for uncollectible reinsurance and higher personnel and information technology expenses, partially offset by lower legal fees and lower profit sharing payments made to a broker in connection with an acquired portfolio of construction defect claims.

Interest and dividends increased to $43.7 in 2018 from $28.9 in 2017, primarily as a result of lower total return swap expenses, increased dividend income on common stocks and higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018).

Share of profit of associates of $0.8 in 2018 primarily reflected Run-off's share of net gains on sales and net unrealized appreciation of investment property of the KWF LPs, and increased share of profit of Resolute, partially offset by a non-cash impairment charge of $19.3 related to an associate (Thai Re). Share of loss of associates of $6.1 in 2017 included a non-cash impairment charge of $10.2 related to an associate (Thai Re).

In 2018 and 2017, Fairfax augmented Run-off's capital with net contributions of $136.3 and $26.3 respectively, comprised of cash and marketable securities.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	2,013.4	430.3	1,202.4	788.1	4,434.2
Expenses	(1,890.7)	(403.3)	(1,184.1)	(698.0)	(4,176.1)

Pre-tax income before interest expense and other	122.7	27.0	18.3	90.1	258.1
Interest and dividends(5)	8.3	(11.0)	–	15.5	12.8
Share of profit of associates	0.9	83.7	8.8	16.0	109.4
Net gains (losses) on investments(6)	(7.9)	80.0	841.0	(12.7)	900.4

Pre-tax income before interest expense	124.0	179.7	868.1	108.9	1,280.7

	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,441.7	336.0	1,009.6	470.3	3,257.6
Expenses	(1,322.5)	(315.9)	(953.1)	(404.5)	(2,996.0)

Pre-tax income before interest expense and other	119.2	20.1	56.5	65.8	261.6
Interest and dividends(5)	7.7	(116.8)	–	4.2	(104.9)
Share of profit of associates	–	45.5	0.3	9.6	55.4
Net gains (losses) on investments	(0.4)	(4.6)	0.6	11.6	7.2

Pre-tax income (loss) before interest expense	126.5	(55.8)	57.4	91.2	219.3

(1)
Comprised primarily of Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (until its deconsolidation on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

(5)
Interest and dividends of Fairfax India are net of investment management and administration fees paid to Fairfax of $33.9 and $139.7 in 2018 and 2017.

(6)
Net gains (losses) on investments of Thomas Cook India include a non-cash gain of $889.9 related to the deconsolidation of Quess.

Restaurants and retail

Year ended December 31, 2018

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company holds a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe Unlimited Corporation ("Recipe"; formerly Cara Operations Limited) for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. Recipe may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017.

Year ended December 31, 2017

On December 1, 2017 Recipe acquired a 100% equity interest in Pickle Barrel Restaurants Inc. ("Pickle Barrel") for purchase consideration of $16.9 (Cdn$21.5). Pickle Barrel operates restaurants and provides catering services in the province of Ontario.

The year-over-year increases in the revenue and expenses of Restaurants and retail in 2018 primarily reflected the consolidation of Toys "R" Us Canada on May 31, 2018.

Fairfax India

Subsequent to December 31, 2018

On September 17, 2018 Fairfax India entered into an agreement with Sanmar Chemicals Group ("Sanmar") pursuant to which Fairfax India's $299.0 principal amount of Sanmar bonds, including accrued interest, will be settled for equivalent proceeds comprised of an additional 12.9% equity interest in Sanmar valued at approximately $202 (14.1 billion Indian rupees) and cash. The cash portion of the proceeds had a value of approximately $191 at December 31, 2018 based on the fair value of the Sanmar bonds of approximately $393 at that date. Closing of the transaction will increase Fairfax India's ownership interest in Sanmar to 42.9% from 30.0%, is subject to customary conditions and third party consents, and is expected to be completed in the first half of 2019. Sanmar is one of the largest suspension PVC manufacturers in India.

Year ended December 31, 2018

On October 19, 2018 Fairfax India invested $88.5 (6.5 billion Indian rupees) in The Catholic Syrian Bank Limited ("CS Bank") and received common shares and warrants representing a 36.4% effective equity interest. Fairfax India has committed to invest approximately $80 (5.6 billion Indian rupees) in exchange for additional warrants of CS Bank within 18 months of the initial closing date to increase its effective equity interest in CS Bank to approximately 51%. At that time the company expects it will continue to apply the equity method of accounting to its investment in CS Bank, primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 15% of available voting rights. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 418 branches and 270 automated teller machines across India.

On May 16, 2018 Fairfax India increased its equity interest in Bangalore International Airport Limited ("Bangalore Airport") to 54.0% by acquiring an additional 6.0% for cash consideration of $67.4 (4.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in Bangalore Airport because of extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Year ended December 31, 2017

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the private placement and public offering.

The year-over-year increases in the revenue and expenses of Fairfax India in 2018 primarily reflected growth in business volume at NCML and Fairchem, and the consolidation of Fairchem subsequent to its merger with Privi Organics on March 14, 2017. Interest and dividends in 2017 included an accrual of a performance fee payable to Fairfax by Fairfax India of $114.4 (nil in 2018). The performance fee was for the period January 30, 2015 to December 31, 2017 as Fairfax India's common shareholders' equity per share at December 31, 2017 surpassed a specified hurdle for that period, and represented an intercompany transaction that was eliminated on consolidation.

The increase in share of profit of associates in 2018 primarily reflected increased contribution from Bangalore Airport (acquired March 24, 2017) and IIFL Holdings. Net gains on investments of $80.0 in 2018 compared to net losses on investments of $4.6 in 2017 primarily reflected higher net gains on common stocks and corporate and Government of India bonds, partially offset by foreign exchange losses on Fairfax India's term loans as a result of the strengthening of the U.S. dollar relative to the Indian rupee.

Thomas Cook India

Year ended December 31, 2018

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

Upon adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018, Thomas Cook India determined that it should report in other revenue the gross receipts from certain of its travel related businesses, and the associated cost of sales in other expenses. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings. Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue. For further details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2018") in the company's consolidated financial statements for the year ended December 31, 2018.

Year ended December 31, 2017

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%. Quess is a provider of staffing and facilities management services.

The year-over-year increases in the revenue and expenses of Thomas Cook India in 2018 primarily reflected increased revenue and expenses at Thomas Cook India (reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A), partially offset by the deconsolidation of Quess on March 1, 2018. Net gains on investments in 2018 included the non-cash gain of $889.9 recognized on deconsolidation of Quess.

Other

Subsequent to December 31, 2018

On February 5, 2019 shareholders of AGT Food & Ingredients Inc. ("AGT") approved a previously announced management led take-private transaction pursuant to which a buying group, which included the company, would acquire all of the issued and outstanding common shares of AGT not already owned by the buying group for Cdn$18.00 per common share. The company has committed to loan the purchaser entity up to $256.3 (Cdn$350.0)

to, among other things, acquire all of the outstanding common shares of AGT (other than those owned by the buying group). Closing of the transaction is subject to receipt of certain regulatory approvals and is expected to occur in the first half of 2019. Upon closing, the company will exchange its holdings of AGT shares (183,700 common shares and 19,000,000 preferred shares with carrying values of $2.2 and $97.0 at December 31, 2018) for an approximate 60% controlling equity interest in the purchaser entity. AGT is one the world's largest suppliers of pulses, staple foods and food ingredients and is listed on the Toronto Stock Exchange.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $49.7 (696 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa will have de facto voting control as CIG's largest shareholder, and as an owner of currently exercisable CIG convertible debentures that, if converted, would provide majority voting control. The company, through its subsidiary Fairfax Africa, will consolidate the assets, liabilities and results of operations of CIG in its consolidated financial reporting in the first quarter of 2019 in the Other reporting segment. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

On November 26, 2018 Grivalia Properties REIC ("Grivalia Properties") and Eurobank Ergasias S.A. ("Eurobank") announced a planned merger of Grivalia Properties into Eurobank. Shareholders of Grivalia Properties, including the company, will receive a pre-merger dividend of €0.42 per share and approximately 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Closing of the transaction is subject to shareholder and regulatory approvals and is expected to occur in the second quarter of 2019. At December 31, 2018 the company owned equity interests of approximately 53% and 18% in Grivalia Properties and Eurobank respectively, and expects to own approximately 32% of the merged entity upon closing. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Year ended December 31, 2018

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, resulting in net proceeds of $148.3 after commission and expenses, to provide financing for the acquisition of additional African Investments. The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Year ended December 31, 2017

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidation. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic Capital warrants"). The company's Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital.

The year-over-year increases in the revenue and expenses of Other in 2018 reflected the inclusion of the full year revenue and expenses of Mosaic Capital and Grivalia Properties, and the consolidation of Dexterra (on March 7, 2018). The increase in share of profit of associates in 2018 reflected the contribution from Atlas Mara (acquired August 31, 2017), partially offset by increased share of loss of AFGRI at Fairfax Africa. The decrease in net gains on investments in 2018 reflected net losses on corporate bonds and convertible debentures at Fairfax Africa.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Share of Profit of Associates

An analysis of share of profit of associates is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense of $347.1 in 2018 (2017 – $331.2) was comprised as follows:

	2018	2017
Holding company	197.4	224.1
Insurance and reinsurance companies	55.6	41.3
Non-insurance companies(1)	94.1	65.8

	347.1	331.2

(1)
Borrowings and related interest expense are non-recourse to the holding company.

The decrease in interest expense incurred at the holding company in 2018 principally reflected the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on December 29, 2017 of Cdn$388.4 principal amount of 7.50% senior notes due 2019, lower borrowings on the holding company credit facility year-over-year, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020, the repayment on December 13, 2017 of purchase consideration payable upon maturity and the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes upon maturity, partially offset by the issuance on April 17, 2018 of $600.0 principal amount of 4.85% unsecured senior notes due 2028, the issuance of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0) and the issuance on December 4, 2017 of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027.

The increase in interest expense incurred at the insurance and reinsurance companies in 2018 principally reflected the inclusion of the full year interest expense of Allied World, partially offset by the repurchase and redemption of Allied World's $300.0 principal amount of 5.50% senior notes due 2020.

The increase in interest expense incurred at the non-insurance companies in 2018 principally reflected increased borrowings at Fairfax India (primarily related to the replacement of its $400.0 one-year term loan due July 2018 with a $550.0 one-year term loan due June 2019), Grivalia Properties (primarily related to purchases of investment property and a capital contribution to a joint arrangement) and Recipe, and the consolidation of the borrowings of Toys "R" Us Canada, partially offset by the deconsolidation of the borrowings of Quess.

For further details on the company's borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company, and interest and dividends and share of profit of associates earned on holding company cash and investments.

	2018	2017
Fairfax corporate overhead	153.0	143.7
Subsidiary holding companies' corporate overhead	66.7	49.5
Subsidiary holding companies' non-cash intangible asset amortization(1)	109.3	82.1
Holding company interest and dividends	(37.8)	4.1
Holding company share of profit of associates	(17.2)	(127.7)
Investment management and administration fees	(150.7)	(236.8)
Loss on repurchase of long term debt	58.9	28.6

	182.2	(56.5)

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead of $153.0 in 2018 increased from $143.7 in 2017 primarily reflecting increases in employee compensation expense, legal and consulting fees, partially offset by a benefit of $20.0 related to the settlement of a lawsuit and decreased charitable donations.

Subsidiary holding companies' corporate overhead of $66.7 in 2018 increased from $49.5 in 2017 primarily reflecting the consolidation of the corporate overhead of Allied World, partially offset by decreases in charitable donations and restructuring costs (restructuring costs incurred at Advent in 2018 and at Bryte Insurance and Fairfax Latam in 2017) and the absence of expenses incurred in connection with the acquisition of Allied World in 2017.

Subsidiary holding companies' non-cash intangible asset amortization of $109.3 in 2018 increased from $82.1 in 2017 primarily due to amortization of intangible assets at Allied World.

Holding company interest and dividends included total return swap income of $7.8 in 2018 compared to total return swap expense of $16.8 in 2017. Excluding the impact of total return swap income and expense, holding company interest and dividends of $30.0 in 2018 increased from $12.7 in 2017 primarily reflecting increased interest income earned on U.S. treasury bonds, partially offset by decreased dividend income.

Holding company share of profit of associates of $17.2 in 2018 decreased from $127.7 in 2017 primarily reflecting a decrease in share of profit of Eurolife.

Investment management and administration fees of $150.7 in 2018 decreased from $236.8 in 2017 primarily reflecting a performance fee receivable from Fairfax India of $114.4 recorded in 2017, partially offset by incremental investment management fees earned on the investment portfolio of Allied World.

Loss on repurchase of long term debt of $58.9 in 2018 was primarily comprised of a loss of $19.6 (Cdn$25.1) related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020 and a loss of $38.2 related to the redemption on June 15, 2018 of the company's $500.0 principal amount of 5.80% senior notes due May 15, 2021. Loss on repurchase of long term debt of $28.6 in 2017 arose on the early redemption of Cdn$388.4 principal amount 7.5% unsecured senior notes due 2019 and the purchase of principal amounts of $8.7, $5.8 and $3.3 of the holding company's unsecured senior notes due in 2019, 2020 and 2021. Refer to note 15 (Borrowings) to the consolidated financial statements for the years ended December 31, 2018 and 2017.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2018 of 5.1% ($44.2 provision for income taxes) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the non-cash gain on deconsolidation of Quess which was not taxable (income tax rate benefit of $235.8 due to the preferential treatment of long term capital gains in India), other non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions) and income taxed at lower rates than the Canadian statutory income tax rate at Allied World, certain subsidiaries of Fairfax India and in Barbados, partially offset by the unrecorded tax benefit of losses and temporary differences, principally in Canada.

The company's effective income tax rate in 2017 of 20.2% ($408.3 provision for income taxes) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions), partially offset by the revaluation of U.S. deferred tax assets as a result of U.S. tax reform (income tax rate charge of $222.4), losses at Allied World that are taxed at rates lower than the Canadian statutory income tax rate and a reduction in U.S. tax credits and operating losses capitalized in prior years primarily driven by the effects of U.S. tax reform (income tax rate charge of $89.7).

For further details related to the impact of U.S. tax reform on the company's financial reporting, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2018.

    Non-controlling Interests

Non-controlling interests principally relate to Allied World, Fairfax India, Recipe (formerly Cara), Grivalia Properties, Thomas Cook India, Fairfax Africa and Brit. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2018.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2018 were primarily impacted by the consolidation of Toys "R" Us Canada (acquired May 31, 2018) and Dexterra (acquired March 7, 2018), and the deconsolidation of Quess. Effective March 1, 2018 Quess ceased to be a consolidated subsidiary and was subsequently reported as an investment in associate with a carrying value of $1,044.6 at December 31, 2018. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018 for additional details related to these transactions.

Holding company cash and investments decreased to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018 from $2,368.4 at December 31, 2017 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations). Significant cash movements at the holding company in 2018 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $423.8 to $5,110.7 at December 31, 2018 from $4,686.9 at December 31, 2017 primarily reflecting increased business volume at Odyssey Group and Brit.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,432.9 at December 31, 2018 ($37,290.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2017 of $37,013.2 ($36,898.5 net of subsidiary short sale and derivative obligations). The increase of $391.5 principally reflected the deconsolidation of Quess, investments in North American investment property and net unrealized gains on short equity exposures, partially offset by net unrealized losses on common stocks and bonds, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Indian rupee and euro), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $10,910.1, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, Canadian government bonds and high quality U.S. corporate bonds, partially offset by proceeds from net sales of U.S. state and municipal bonds.

Bonds (including bonds pledged for short sale and derivative obligations) increased by $10,140.4, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, Canadian government bonds and high quality U.S. corporate bonds, partially offset by net sales of U.S. state and municipal bonds.

Common stocks decreased by $290.3 primarily reflecting net unrealized losses, partially offset by net purchases of common stocks.

Investments in associates increased by $1,206.7 primarily reflecting the deconsolidation of Quess, share of profit of associates ($221.1), the reinvestment of cash and short term investments into Seaspan ($278.0) and CS Bank ($88.5 by Fairfax India) and additional investments in Bangalore Airport ($67.4 by Fairfax India) and AFGRI ($26.1 by Fairfax Africa), partially offset by dividends and distributions received ($300.9) and divestitures of investments in Arbor Memorial and an insurance brokerage.

Derivatives and other invested assets net of short sale and derivative obligations increased by $281.5 primarily due to investments in North American investment property and equity warrants, and lower net payables to counterparties to foreign currency forward contracts, partially offset by higher net payables to counterparties to total return swaps and net unrealized losses on equity warrants and CPI-linked derivative contracts.

Recoverable from reinsurers increased by $588.4 to $8,400.9 at December 31, 2018 from $7,812.5 at December 31, 2017 primarily reflecting increases at Odyssey Group, Allied World and Brit due to higher business volume, the impact of current period catastrophe losses ceded to reinsurers and an increase at Fairfax Latam reflecting large losses ceded to reinsurers, partially offset by a decrease at Run-off, the impact of foreign currency translation and the receipt of reinsurance recoverables related to the 2017 catastrophe losses.

Deferred income taxes increased by $117.1 to $497.9 at December 31, 2018 from $380.8 at December 31, 2017 primarily reflecting increases in timing differences principally related to investments, partially offset by the utilization of deferred tax assets recorded in prior years related to U.S. operating losses and tax credits.

Goodwill and intangible assets decreased by $395.6 to $5,676.9 at December 31, 2018 from $6,072.5 at December 31, 2017 primarily due to the deconsolidation of Quess (which resulted in the derecognition of goodwill related to Quess and its subsidiaries), the impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) and continued amortization of intangible assets, partially offset by goodwill related to the acquisition of Dexterra.

The aforementioned acquisition, and the allocation of goodwill of $2,702.7 and intangible assets of $2,974.2 at December 31, 2018 (December 31, 2017 – $2,904.7 and $3,167.8) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2018 and it was concluded that no significant impairments had occurred.

Other assets decreased by $260.0 to $4,568.3 at December 31, 2018 from $4,828.3 at December 31, 2017 primarily due to the deconsolidation of Quess, partially offset by the consolidation of Toys "R" Us Canada and Dexterra.

Provision for losses and loss adjustment expenses increased by $470.9 to $29,081.7 at December 31, 2018 from $28,610.8 at December 31, 2017 primarily reflecting the fourth quarter of 2018 reinsurance transactions at Run-off (described in the Run-off section of this MD&A), increases at Odyssey Group, Brit and Colonnade Insurance due to higher business volume and the impact of large losses at Fairfax Latam, partially offset by net favourable prior year claims reserve development (principally at Odyssey Group, Northbridge, Brit, Allied World and Zenith National), the payment of claims related to the 2017 catastrophe losses (principally Hurricanes Harvey, Irma and Maria and the 2017 California wildfires), Run-off's continued progress settling its claims liabilities, and the impact on loss reserves of the strengthening of the U.S. dollar relative to most foreign currencies.

Non-controlling interests decreased by $350.5 to $4,250.4 at December 31, 2018 from $4,600.9 at December 31, 2017 primarily reflecting the impact of Brit's purchase of an 11.2% ownership interest from its minority shareholder, Recipe's purchase of the non-controlling interests in The Keg, net unrealized foreign currency translation losses and dividends paid to non-controlling interests, partially offset by non-controlling interests' share of net earnings, the impact of Fairfax Africa's secondary public offering and the deconsolidation of Quess (increased non-controlling interests by $80.6, comprised of the non-controlling interests' 33.0% share of the non-cash re-measurement gain of $889.9 ($293.1), partially offset by the derecognition of Quess' non-controlling interests of $212.5). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

Comparison of 2017 to 2016 – Total assets increased to $64,090.1 at December 31, 2017 from $43,384.4 at December 31, 2016 primarily reflecting the acquisitions of Allied World, Fairfax Latam, and Mosaic Capital, partially offset by the divestiture of First Capital, pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and run-off operations are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Independent actuaries are also periodically engaged to review an operating company's reserves or reserves for certain lines of business.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business at December 31:

2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Corporate and Other	Consolidated
Property	297.0	1,585.5	137.4	19.6	844.5	1,270.1	105.3	732.4	4,991.8	119.6	–	5,111.4
Casualty	1,467.6	3,746.4	3,117.0	1,123.6	2,643.2	6,021.1	165.2	737.9	19,022.0	2,775.7	–	21,797.7
Specialty	52.3	322.5	110.7	7.4	777.3	348.4	107.4	333.0	2,059.0	113.6	–	2,172.6

	1,816.9	5,654.4	3,365.1	1,150.6	4,265.0	7,639.6	377.9	1,803.3	26,072.8	3,008.9	–	29,081.7
Intercompany	3.4	144.7	87.9	–	51.3	13.9	1.5	106.1	408.8	775.4	(1,184.2)	–

Provision for losses and LAE	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	(1,184.2)	29,081.7

2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Corporate and Other	Consolidated
Property	285.5	1,575.6	146.9	23.6	674.7	1,382.8	99.8	604.5	4,793.4	32.9	–	4,826.3
Casualty	1,614.6	3,451.5	3,171.9	1,162.9	2,637.5	5,940.7	159.4	813.1	18,951.6	2,491.9	–	21,443.5
Specialty	57.6	348.5	149.8	7.7	782.2	452.3	100.2	272.6	2,170.9	170.1	–	2,341.0

	1,957.7	5,375.6	3,468.6	1,194.2	4,094.4	7,775.8	359.4	1,690.2	25,915.9	2,694.9	–	28,610.8
Intercompany	6.6	146.2	66.8	–	41.7	12.1	0.1	146.3	419.8	636.1	(1,055.9)	–

Provision for losses and LAE	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	(1,055.9)	28,610.8

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

In the ordinary course of carrying on business, the company's insurance, reinsurance and run-off companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $6.1 billion of cash and investments pledged by the company's subsidiaries at December 31, 2018, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2018, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31, 2018 and 2017 were comprised as shown in the following table:

Insurance and Reinsurance	2018(1)	2017(2)
	Favourable/(Unfavourable)
Northbridge	106.7	93.5
Odyssey Group	345.7	288.1
Crum & Forster	3.9	10.2
Zenith National	85.3	76.4
Brit	99.3	9.5
Allied World	96.6	–
Fairfax Asia	24.4	53.1
Other	26.9	36.3

Operating companies	788.8	567.1
Run-off	(208.4)	(112.5)

	580.4	454.6

(1)
Excludes net favourable development of companies acquired in 2018 – SouthBridge Uruguay ($0.2).

(2)
Excludes net unfavourable development of companies acquired in 2017 – Allied World ($71.9), Fairfax Latam ($6.7) and Prudential Assurance Malaysia ($0.8). Also excluded in 2017 is net favourable development on the CTR Life business ($4.0).

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2018	2017	2016	2015	2014
Provision for claims at January 1 – net	22,412.4	16,289.4	16,596.3	14,378.2	14,981.6
Foreign exchange effect of change in provision for claims	(444.6)	463.3	(103.7)	(559.3)	(496.2)
Provision for claims occurring:
In the current year	8,505.4	6,192.9	5,286.9	4,307.0	4,166.2
In the prior years	(580.4)	(454.6)	(573.7)	(467.5)	(374.4)
Paid on claims during the year related to:
The current year	(2,034.8)	(1,691.3)	(1,304.5)	(1,055.3)	(1,076.7)
The prior years	(5,777.2)	(3,876.8)	(3,695.2)	(2,688.4)	(2,822.7)
Provision for claims of companies acquired and reinsurance transactions during the year at December 31	533.8	5,725.0	83.3	2,681.6	0.4
Divestiture of subsidiary	–	(235.5)	–	–	–

Provision for claims at December 31 before the undernoted	22,614.6	22,412.4	16,289.4	16,596.3	14,378.2
CTR Life(1)	8.0	8.7	12.8	14.2	15.2

Provision for claims at December 31 – net	22,622.6	22,421.1	16,302.2	16,610.5	14,393.4
Reinsurers' share of provision for claims at December 31	6,459.1	6,189.7	3,179.6	3,205.9	3,355.7

Provision for claims at December 31 – gross	29,081.7	28,610.8	19,481.8	19,816.4	17,749.1

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2018 of the strengthening of the U.S. dollar relative to most other foreign currencies (principally at Northbridge, Odyssey Group, Fairfax Latam, Brit and Run-off). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2018 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Hazards

  General Discussion

The company's exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APH exposures") are described in more detail in the following paragraphs.

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces claims exposure related to environmental pollution and bodily injury from exposure to potentially harmful products or substances such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, talc, and in utero exposure to diethylstilbestrol ("DES"). Other latent injury claims arise from insureds' alleged responsibility for sports head trauma, sexual molestation, and opioid addiction. Methyl tertiary butyl ether ("MTBE") contamination of underground drinking water supplies was a significant potential health hazard, and while the company has resolved most of its potential MBTE exposures, some exposure lingers. The company is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals ("PFCs") which are a group of compounds widely used in water and stain resistant products, as well as firefighting materials. Although still a risk due to occasional unfavourable court decisions, lead pigment bodily injury litigation has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. Additionally, the company is evaluating a recent court decision finding certain paint manufacturers liable for the presence of and abatement of lead paint in residential structures based on those manufacturers' advertising practices decades ago. The company continues to monitor claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Since first emerging several years ago, the DES breast cancer claims have not progressed due to a lack of widely accepted scientific support for such claims. The company is also monitoring an emerging body of claims by women who claim bodily injury from exposure to talc as an ingredient of consumer products such as powders and cosmetics. Many such claims have alleged the talc in these products caused ovarian cancer; other claims assert the talc was contaminated with asbestos which caused ovarian cancer or other more typical asbestos injury such as mesothelioma. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there also have been developments in defendants' favour in recent years, including the reversal of two sizeable plaintiff verdicts by appellate courts based on jurisdictional and scientific defenses as well as several defense verdicts. Whether the other latent injury claims will develop into material exposures to the company is yet to be determined due to the lack of developed scientific proof of causation and significant questions around coverage.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims, with cases alleging less serious injury continuing to be brought in a small number of jurisdictions. With unimpaired and non-malignant claims brought much less frequently, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits for the first time. Furthermore, there continues to be an increase in the settlement value of asbestos cases involving malignancies. Defense costs also have increased because the malignancy cases often are more heavily litigated than the non-malignancy cases and because the asbestos litigation process and practices in the U.S. continue to be inefficient. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs also seek to recover from the trusts established by the prior bankruptcies of large asbestos manufacturing defendants associated with significant and prolonged worksite contamination, which, in some cases, is not identified in the allegations in the tort system. The unfortunate result in these instances is a disproportionate shift in financial responsibility for alleged asbestos injuries from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, the company has strengthened asbestos reserves by $138.6 in 2018, or 10.7% of the provision for asbestos claims and ALAE at January 1, 2018.

In November 2018 A.M. Best Company issued its Asbestos Review, where it maintained its estimate of net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, noting asbestos losses have not slowed down since A.M. Best boosted its estimate to this level in its 2016 report which cited "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The company continues to see in the run-off portfolio some of the underlying litigation factors A.M. Best cites. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The run-off companies are exposed to these risks and face the majority of the direct asbestos exposure within the company. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to be named as defendants. For the most part, these are regional, rather than nationwide defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's the company has utilized a sophisticated, non-traditional methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are reviewed annually by actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation of exposure the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; applicable coverage defenses and the impact of the defense strategies and initiatives advanced on behalf of each insured.

Following is an analysis of the company's gross and net loss and ALAE reserves from U.S. asbestos exposures as at December 31, 2018 and 2017, and the movement in gross and net reserves for those years:

	2018		2017
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,292.1	1,033.3	1,347.7	1,065.5
Asbestos losses and ALAE incurred during the year	138.6	114.3	153.0	141.8
Asbestos losses and ALAE paid during the year	(233.2)	(170.1)	(208.6)	(174.0)
Provisions for asbestos losses and ALAE for acquisitions at December 31(1)	20.4	17.8	–	–

Provision for asbestos claims and ALAE at December 31	1,217.9	995.3	1,292.1	1,033.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions.

  Summary

Management believes that the asbestos reserves reported at December 31, 2018 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are continually monitored by management and reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company's ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $8,400.9 on the consolidated balance sheet at December 31, 2018 consisted of future recoverables from reinsurers on unpaid claims ($6,482.3), reinsurance receivable on paid losses ($792.6) and the unearned portion of premiums ceded to reinsurers ($1,290.8), net of provision for uncollectible balances ($164.8). Recoverables from reinsurers on unpaid claims increased by $266.1 to $6,482.3 at December 31, 2018 from $6,216.2 at December 31, 2017 primarily reflecting increases at Odyssey Group, Allied World and Brit due to higher business volumes, the impact of current period catastrophe losses ceded to reinsurers and an increase at Fairfax Latam reflecting large losses ceded to reinsurers, partially offset by a decrease at Run-off, the impact of foreign currency translation and the payment of claims related to 2017 catastrophe losses ceded to reinsurers.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2018, which represented 83.1% (December 31, 2017 – 81.0%) of total recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,175.5	1,050.8
Swiss Re	Swiss Reinsurance America Corporation	A+	856.3	847.2
AIG	New Hampshire Insurance Company	A	705.2	676.2
Markel	Markel CATco Reinsurance Limited	A	569.6	242.3
Lloyd's	Lloyd's	A	536.9	530.6
Everest	Everest Reinsurance (Bermuda), Ltd	A+	369.1	306.0
Axis	Axis Reinsurance Company	A+	320.5	309.5
HDI	Hannover Rück SE	A+	276.9	267.0
Berkshire Hathaway	General Reinsurance Corporation	A++	273.4	272.7
Risk Management Agency	Federal Crop Insurance Corporation	NR	272.6	272.6
Alleghany	Transatlantic Reinsurance Company	A+	179.8	178.0
EXOR	Partner Reinsurance Company of the U.S.	A	150.9	146.3
AXA	XL Reinsurance America Inc	A+	148.6	138.6
Liberty Mutual	Liberty Mutual Insurance Company	A	147.8	147.5
SCOR	SCOR Reinsurance Company	A+	145.8	144.6
Arch Capital	Arch Reinsurance Company	A+	137.3	133.0
RenaissanceRe	Renaissance Reinsurance US Inc	A+	131.5	121.2
Tokio Marine	Tokio Millennium Re AG	A+	127.9	117.1
WR Berkley	Berkley Insurance Company	A+	108.5	106.6
Chubb	Chubb Tempest Reinsurance Ltd	A++	87.3	59.0
Aspen	Aspen Insurance UK Ltd	A	83.1	83.1
Aeolus	Aeolus Re Ltd	NR	82.8	0.1
QBE	QBE Reinsurance Corporation	A	81.6	80.7
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	80.2	80.2
Sompo Holdings	Endurance Assurance Corporation	A+	72.0	70.3

Top 25 reinsurance groups			7,121.1	6,381.2
Other reinsurers			1,444.6	1,106.0

Gross recoverable from reinsurers			8,565.7	7,487.2
Provision for uncollectible reinsurance			(164.8)	(164.8)

Recoverable from reinsurers			8,400.9	7,322.4

(1)
Financial strength rating of principal reinsurer (or of the group, if principal reinsurer is not rated).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $8,400.9 at December 31, 2018 separately for the insurance and reinsurance operations and for the run-off operations, according to the financial strength rating of the reinsurers. Pools and associations, shown separately, generally consist of government or similar insurance funds carrying limited credit risk. At December 31, 2018 approximately 7.2% (December 31, 2017 – 8.7%) of recoverable from reinsurers related to run-off operations.

	Insurance and Reinsurance			Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	304.7	28.6	276.1	65.1	0.3	64.8	369.8	28.9	340.9
A+	3,966.2	248.2	3,718.0	259.0	16.6	242.4	4,225.2	264.8	3,960.4
A	2,123.0	75.8	2,047.2	132.2	9.7	122.5	2,255.2	85.5	2,169.7
A-	241.0	6.5	234.5	6.9	3.1	3.8	247.9	9.6	238.3
B++	30.0	8.5	21.5	2.4	2.0	0.4	32.4	10.5	21.9
B+	1.0	–	1.0	0.5	0.3	0.2	1.5	0.3	1.2
B or lower	7.6	1.6	6.0	2.7	0.2	2.5	10.3	1.8	8.5
Not rated	870.7	604.5	266.2	268.9	68.9	200.0	1,139.6	673.4	466.2
Pools and associations	279.2	3.7	275.5	4.6	–	4.6	283.8	3.7	280.1

	7,823.4	977.4	6,846.0	742.3	101.1	641.2	8,565.7	1,078.5	7,487.2
Provision for uncollectible reinsurance	(28.9)		(28.9)	(135.9)		(135.9)	(164.8)		(164.8)

Recoverable from reinsurers	7,794.5		6,817.1	606.4		505.3	8,400.9		7,322.4

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,078.5 at December 31, 2018 as follows:

  •
  for reinsurers rated A – or better, security of $388.8 against outstanding reinsurance recoverables of $7,098.1;

  •
  for reinsurers rated B++ or lower, security of $12.6 against outstanding reinsurance recoverables of $44.2;

  •
  for unrated reinsurers, security of $673.4 against outstanding reinsurance recoverables of $1,139.6; and

  •
  for pools and associations, security of $3.7 against outstanding reinsurance recoverables of $283.8.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $164.8 at December 31, 2018 related to net unsecured reinsurance recoverables of $497.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance has reasonably estimated all incurred losses arising from uncollectible reinsurance at December 31, 2018.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverables by reinsurer, by operating company, and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax benefit of ceded reinsurance of $398.2 (2017 – $621.3). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $567.4 (2017 – $347.1); losses on claims ceded to reinsurers of $2,774.4 (2017 – $2,367.1); and provision for uncollectible reinsurance of $8.2 (2017 – recovery of $7.7).

Year ended December 31, 2018

	Insurance and Reinsurance
											Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit(1)	Allied World	Fairfax Asia	Other(2)	Operating companies	Run-off		Inter- company(1)(2)	Consolidated
Reinsurers' share of premiums earned	143.9	387.9	383.0	11.1	724.9	922.4	180.1	642.3	3,395.6	5.4	–	(465.6)	2,935.4
Pre-tax benefit (cost) of ceded reinsurance	(38.7)	234.2	86.4	(8.8)	43.7	7.8	(13.1)	96.3	407.8	26.3	–	(35.9)	398.2
(1)
Brit includes $174.4 of reinsurers' share of premiums earned and $4.0 of pre-tax cost of ceded reinsurance related to the intercompany Brit reinsurance transaction with Run-off (described in the Component of Net Earnings section of this MD&A under the heading "Brit").

(2)
Other includes $79.3 of reinsurers' share of premiums earned and $2.4 of pre-tax benefit of ceded reinsurance related to the intercompany Advent reinsurance transaction with Run-off (described in the Component of Net Earnings section of this MD&A under the heading "Insurance and Reinsurance – Other").

Year ended December 31, 2017

	Insurance and Reinsurance
											Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off		Inter- company	Consolidated
Reinsurers' share of premiums earned	121.2	283.1	292.6	11.9	465.8	390.7	330.8	414.1	2,310.2	0.1	–	(209.7)	2,100.6
Pre-tax benefit (cost) of ceded reinsurance	(59.2)	162.0	93.2	(11.8)	155.1	321.9	(49.7)	42.9	654.4	68.7	–	(101.8)	621.3
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Reinsurers' share of premiums earned increased from $2,100.6 in 2017 to $2,935.4 in 2018 primarily reflecting the full year results of Allied World and Fairfax Latam (both acquired in 2017), increases at Crum & Forster and Odyssey Group (consistent with increased business volume) and an increase at Brit (primarily reflecting increased use of third party reinsurance), partially offset by a decrease at Fairfax Asia (reflecting the divestiture of First Capital in 2017).

Commissions earned on reinsurers' share of premiums earned increased from $347.1 in 2017 to $567.4 in 2018 commensurate with the increase in reinsurers' share of premiums earned as described in the preceding paragraph.

Reinsurers' share of losses on claims increased from $2,367.1 in 2017 to $2,774.4 in 2018 primarily reflecting the full year results of Fairfax Latam and Allied World (both acquired in 2017), increases at Odyssey Group (primarily related to growth and higher current year loss recoveries in its U.S. crop line of business) and Crum & Forster (commensurate with the increase in reinsurers' share of premiums earned), partially offset by the impact of the divestiture of First Capital and lower current period catastrophe losses ceded to reinsurers. The company recorded net provisions for uncollectible reinsurance of $8.2 in 2018 (2017 – net recoveries of $7.7).

The use of reinsurance in 2018 decreased cash provided by operating activities by approximately $455 (2017 – $469) primarily reflecting the timing of premiums paid to reinsurers in each of 2018 and 2017 which was earlier than the collection of reinsurance recoverables, principally due to significant current period catastrophe losses in both years.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, its insurance, reinsurance and run-off companies, and Fairfax India and Fairfax Africa. Following a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company's CEO and one other corporate officer serving as members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company's Board of Directors, management, insurance, reinsurance and run-off companies, and Fairfax India and Fairfax Africa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(5)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
(1)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $150.3 at December 31, 2018 (December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity-accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017.

(4)
Net of short sale and derivative obligations of the holding company and the operating companies commencing in 2004.

(5)
Increase primarily related to Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6,  2017.

Investments per share increased by $11.42 to $1,425.97 at December 31, 2018 from $1,414.55 at December 31, 2017 primarily reflecting the impact of net purchases of shares by the company for treasury for use in its share-based payment awards and for cancellation pursuant to normal course issuer bids, partially offset by the factors that decreased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A. The company's common shares effectively outstanding decreased to 27,237,947 at December 31, 2018 from 27,751,073 at December 31, 2017. Since 1985, investments per share has compounded at a rate of 18.8% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance, reinsurance and run-off companies. Interest and dividends on holding company cash and investments was $30.0 in 2018 (2017 – $12.7) prior to giving effect to total return swap income of $7.8 (2017 – total return swap expense of $16.8). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table.

		Interest and dividends
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield(3) (%)	Per share(4) ($)	Amount(5)	Yield(3) (%)	Per share(4) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
(1)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(4)
Based on the weighted average diluted number of common shares outstanding during the year.

(5)
Tax effected at the company's Canadian statutory income tax rate.

Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting increases in interest income from the reinvestment of cash and short term investments into higher yielding, short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds during 2018 (net purchases of $8,642.2, $2,960.7 and $928.6 respectively), total return swap income in 2018 compared to total return swap expense in 2017 and the consolidation of a full year of the interest and dividends of Allied World acquired in 2017 ($51.3 of incremental interest and dividends earned), partially offset by lower interest income earned as a result of sales of municipal bonds in 2017 and 2018.

The company's pre-tax interest and dividend yield increased from 1.65% in 2017 to 2.01% in 2018 and the company's after-tax interest and dividend yield increased from 1.21% in 2017 to 1.47% in 2018. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $6.1 (2017 – $2.8) and total return swap income of $17.9 (2017 – total return swap expense of $53.2), interest and dividends in 2018 of $759.5 (2017 – $609.4) produced a pre-tax gross portfolio yield of 1.95% (2017 – 1.80%). The increase in the pre-tax gross portfolio yield was primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

Total return swap income of $17.9 in 2018 compared to total return swap expense of $53.2 in 2017, with the change primarily reflecting closures of short equity total return swaps in 2017 that resulted in decreased total return swap expense in 2018. Total return swap income in 2018 primarily reflected increased dividend income earned on long equity total return swaps.

    Share of Profit of Associates

Share of profit of associates increased to $221.1 in 2018 from $200.5 in 2017, principally reflecting increased share of profit of Resolute and KWF LPs ($73.6 related to sales of investment property located in Dublin, Ireland) and contributions from Atlas Mara and Bangalore Airport (both acquired in 2017), partially offset by non-cash impairment charges related to Thai Re ($46.5) and Astarta ($10.8), the absence of share of profit of ICICI Lombard in 2018, the increased share of loss of Farmers Edge and the share of loss of Astarta (compared to share of profit in 2017).

    Net Gains (Losses) on Investments

Net gains on investments of $252.9 in 2018 (2017 – $1,467.5) was comprised as shown in the following table:

	2018			2017
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	195.2	(581.4)	(386.2)	125.1	582.7	707.8
Preferred stocks – convertible	5.1	(2.2)	2.9	–	(1.6)	(1.6)
Bonds – convertible	20.2	(191.5)	(171.3)	25.9	207.2	233.1
Gain on disposition of associates(2)(3)	138.9	–	138.9	69.8	–	69.8
Gain on deconsolidation of non- insurance subsidiary(4)	889.9	–	889.9	–	–	–
Other equity derivatives(5)(6)(7)	76.8	(119.1)	(42.3)	(19.9)	77.8	57.9

Long equity exposures	1,326.1	(894.2)	431.9	200.9	866.1	1,067.0
Short equity exposures(6)	(248.0)	209.8	(38.2)	(553.1)	135.2	(417.9)

Net equity exposure and financial effects	1,078.1	(684.4)	393.7	(352.2)	1,001.3	649.1
Bonds	106.0	(144.4)	(38.4)	419.8	(374.9)	44.9
CPI-linked derivatives	–	(6.7)	(6.7)	–	(71.0)	(71.0)
U.S. treasury bond forwards	49.6	(2.9)	46.7	(174.5)	21.3	(153.2)
Other derivatives	0.1	19.8	19.9	(8.4)	8.1	(0.3)
Foreign currency	(33.0)	(98.8)	(131.8)	(95.1)	97.9	2.8
Gain on disposition of insurance and reinsurance associate(8)	–	–	–	930.1	–	930.1
Other	(25.9)	(4.6)	(30.5)	3.7	61.4	65.1

Net gains (losses) on investments	1,174.9	(922.0)	252.9	723.4	744.1	1,467.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	(70.8)	29.1	(41.7)	(2.6)	26.8	24.2
U.S. states and municipalities	212.0	(252.5)	(40.5)	437.5	(370.2)	67.3
Corporate and other	(35.2)	79.0	43.8	(15.1)	(31.5)	(46.6)

	106.0	(144.4)	(38.4)	419.8	(374.9)	44.9

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2018 for additional details of 2018 transactions described below:

(1)
During 2017 the company increased its equity interest and potential voting interest in EXCO Resources, Inc. ("EXCO") to 15.8% and 21.8% respectively and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on EXCO being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

(2)
During 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn$235.4) and $58.8 (Cdn$76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn$22.7) respectively.

(3)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3.

(4)
During 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(5)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(6)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term investment strategy are presented within net change in unrealized gains (losses).

(7)
Includes the Seaspan equity warrants and equity warrant forward contracts in 2018.

(8)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock at FVTPL and re-measured to fair value for a net realized gain of $334.5.

Net equity exposure and financial effects:    During 2018 the company's net equity exposure (long equity exposures net of short equity exposures) produced net gains of $393.7 (2017 – $649.1). Net gains on long equity exposures of $431.9 in 2018 was primarily comprised of a net realized gain recorded on the re-measurement of Quess upon its deconsolidation ($889.9), net gains on equity warrant forward contracts ($113.9) and a net realized gain on the disposition of Arbor Memorial ($111.8), partially offset by net losses on common stocks ($386.2) and convertible bonds ($171.3).

The company's short equity exposures produced net losses in 2018 of $38.2 (2017 – $417.9). During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (inception-to-date realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years). During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized net losses on investments of $237.9 (inception-to-date realized losses of $553.1 of which $315.2 was recognized as unrealized losses in prior years).

Bonds:    Net losses on bonds in 2018 of $38.4 (2017 – net gains on bonds of $44.9) were primarily comprised of net losses on U.S. state and municipal bonds ($40.5) and U.S. treasury bonds ($38.6), partially offset by net gains on corporate and other bonds ($43.8).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2018 the company recorded net unrealized losses of $6.7 (2017 – $71.0) on its CPI-linked derivative contracts and did not enter into any new contracts. Refer to note 7 (Short Sales and Derivatives) under the heading "CPI-linked derivatives" in the company's consolidated financial statements for the year ended December 31, 2018 for further details.

Foreign currency:    Net losses on foreign currency in 2018 of $131.8 (2017 – net gains on foreign currency of $2.8) primarily reflected foreign currency net losses on investing activities of $171.3 (principally related to investments denominated in the euro and Indian rupee, both of which weakened against the U.S. dollar), partially offset by foreign currency net gains on underwriting activities of $31.6.

Net gains (losses) on investments by reporting segment:    Net gains (losses) on investments by reporting segment in 2018 and 2017 were comprised as shown in the following tables:

Year ended December 31, 2018

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other		Consolidated
Long equity exposures(1)	(27.5)	(144.0)	(93.2)	(43.2)	(60.9)	(5.2)	(16.8)	27.5	(363.3)	(83.4)	908.4	(29.8)	431.9
Short equity exposures	0.2	(8.3)	(14.8)	–	–	–	–	(2.0)	(24.9)	(2.5)	–	(10.8)	(38.2)
Bonds	(8.7)	(0.9)	(48.8)	(8.7)	4.7	(25.0)	(10.8)	(6.0)	(104.2)	(15.1)	84.5	(3.6)	(38.4)
U.S treasury bond forwards	0.5	6.7	28.2	3.3	0.3	–	–	0.2	39.2	7.2	–	0.3	46.7
CPI-linked derivatives	(2.8)	2.9	(0.3)	(0.4)	1.2	–	–	(1.5)	(0.9)	0.1	–	(5.9)	(6.7)
Foreign currency	(3.3)	35.5	(9.2)	(6.2)	(13.0)	(23.4)	(44.6)	19.4	(44.8)	(12.9)	(90.6)	16.5	(131.8)
Other	(14.0)	(3.3)	(6.1)	(2.4)	4.6	(13.3)	0.5	8.2	(25.8)	(1.0)	(1.9)	18.1	(10.6)

Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	252.9

Year ended December 31, 2017

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(2)	Fairfax Asia	Other	Operating companies	Run-off	Other		Consolidated
Long equity exposures	114.4	362.0	119.1	24.6	80.9	0.6	130.5	80.8	912.9	129.9	23.6	0.6	1,067.0
Short equity exposures	(35.7)	(46.2)	(114.5)	–	–	–	–	(8.3)	(204.7)	(35.1)	–	(178.1)	(417.9)
Bonds	(21.9)	(13.5)	102.6	5.1	(10.4)	(35.5)	11.9	6.9	45.2	8.0	(2.5)	(5.8)	44.9
U.S treasury bond forwards	(2.3)	(29.0)	(84.0)	(8.5)	(1.2)	–	–	(2.4)	(127.4)	(23.5)	–	(2.3)	(153.2)
CPI-linked derivatives	(5.5)	(22.2)	(5.0)	(5.5)	(7.6)	–	–	(17.3)	(63.1)	(1.9)	–	(6.0)	(71.0)
Foreign currency	(5.9)	0.1	9.6	10.3	15.5	10.1	10.7	2.8	53.2	(4.1)	(13.4)	(32.9)	2.8
Other(3)	1.7	1.9	0.1	0.6	1.8	(1.7)	930.8	7.0	942.2	–	(0.5)	53.2	994.9

Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	1,467.5

(1)
Includes a net realized gain of $889.9 related to the deconsolidation of Quess in the Other reporting segment.

(2)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(3)
Includes net realized gains of $930.1 on partial disposition and re-measurement of the company's investment in ICICI Lombard at Fairfax Asia.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments in associates. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2018 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments in associates. All amounts described above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates(6)	Total return on average investments(6)
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income (loss)
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (4)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7
2016	28,723.4	555.2	–		–	(1,223.3)	–	160.1	(508.0)	(1.8)
2017	33,843.1	559.0	–		–	1,542.4 (5)	–	339.2	2,440.6	7.2
2018	39,048.0	783.5	–		–	221.3	–	(612.9)	391.9	1.0

Cumulative from inception		11,788.5	3,887.8			6,970.2				8.0 (7)

(1)
IFRS basis for 2010 to 2018; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Excludes foreign currency net gains (losses) recognized on the company's underwriting activities since 2008.

(4)
Excludes gains on the company's secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the $1,018.6 gain on the company's sale of First Capital during 2017.

(6)
Total return on average investments is considered a non-IFRS measure as it includes changes in net unrealized gains (losses) on equity accounted investments in associates and excludes share of profit (loss) of associates.

(7)
Simple average of the total return on average investments for each of the 33 years.

Investment gains have been an important component of the company's financial results since 1985, having contributed an aggregate $11,916.7 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2018, total return on average investments has averaged 8.0%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2018, 86.9% (December 31, 2017 – 72.2%) of the fixed income portfolio's carrying value was rated investment grade or better, with 63.5% (December 31, 2017 – 47.1%) rated AA or better (primarily consisting of government obligations). Refer to note 24 (Financial Risk Management) under the heading "Investments in Debt Instruments" in the consolidated financial statements for the year ended December 31, 2018 for a discussion of the company's exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $274.3 and $541.1 respectively (2017 – $155.6 and $306.2).

The company's exposure to interest rate risk increased during 2018 reflecting an increase in bond holdings, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds (net purchases of $8,642.2, $2,960.7 and $928.6 respectively), partially offset by sales of U.S. state and municipal bonds (net proceeds of $2,050.5). To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $471.9 as at December 31, 2018 (December 31, 2017 – $1,693.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company's equity and equity-related exposure did not change significantly during 2018 compared to 2017.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company does not expect to apply equity hedging strategies and will remain focused on its long-term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 5% and 10% at December 31, 2018 would potentially decrease the company's net earnings by $251.3 and $493.8 respectively (2017 – $238.5 and $475.0). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

The company's holdings of common stocks and long equity total return swaps at December 31, 2018 and 2017 are summarized by the issuer's primary industry in the table below.

	December 31, 2018(1)	December 31, 2017(1)
Financials and investment funds	4,120.9	4,171.6
Commercial and industrial	966.6	1,356.1
Consumer products and other	451.0	748.2

	5,538.5	6,275.9

(1)
Excludes other funds that are invested principally in fixed income securities of $150.3 at December 31, 2018 (December 31, 2017 – $90.9).

The company's holdings of common stocks and long equity total return swaps at December 31, 2018 and 2017 are summarized by the issuer's country of domicile in the table below.

	December 31, 2018(1)	December 31, 2017(1)
United States	1,466.7	2,078.2
Canada	978.9	1,060.7
India	677.8	621.2
Netherlands	509.4	355.8
Egypt	351.1	367.1
Greece	244.4	434.1
Singapore	178.6	122.9
China	154.8	214.3
Thailand	97.3	111.0
Hong Kong	95.6	115.2
Nigeria	79.0	78.4
United Kingdom	70.8	94.3
Italy	52.6	29.1
Brazil	46.5	38.4
Kuwait	30.8	47.7
Germany	28.6	29.5
All other	475.6	478.0

	5,538.5	6,275.9

(1)
Excludes other funds that are invested principally in fixed income securities of $150.3 at December 31, 2018 (December 31, 2017 – $90.9).

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to net derivative counterparty risk at December 31, 2018 was estimated to be $95.0 (December 31, 2017 – $66.2).

Refer to note 24 (Financial Risk Management) under the heading "Credit Risk – Counterparties to Derivative Contracts" in the company's consolidated financial statements for the year ended December 31, 2018 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

The company's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premiums and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost (benefit) of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 16.8% in 2018 to $19,824.8, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
2016	575.9	13,748.6	(4.2)%	1.9%
2017	(641.5)	16,977.9	3.8%	2.3%
2018	318.3	19,824.8	(1.6)%	2.4%
Weighted average since inception			0.5%	3.6%
Fairfax's weighted average net benefit of float since inception: 3.1%
(1)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior.

Total year-end float for the most recent five years was comprised as follows:

	Insurance and Reinsurance
Year	Northbridge(1)	Odyssey Group(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Allied World(6)	Fairfax Asia(7)	Other(8)	Operating companies	Run-off(9)	Total
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	–	570.7	792.5	13,704.0	3,367.6	17,071.6
2016	1,670.7	4,024.6	2,706.5	1,179.1	2,795.8	–	561.1	855.4	13,793.2	2,879.7	16,672.9
2017	1,760.2	4,439.6	2,860.8	1,177.2	3,078.3	5,457.2	233.5	1,155.8	20,162.6	2,566.9	22,729.5
2018	1,669.6	4,580.1	2,852.2	1,139.1	2,805.7	5,063.7	235.4	1,141.1	19,486.9	3,013.0	22,499.9

During 2018 the company's total float decreased by $229.6 to $22,499.9. A comparison of 2018 to 2017 year-end float for each of the insurance and reinsurance reporting segments is provided below.

(1)
Northbridge's float decreased by 5.1% primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar. In Canadian dollar terms, Northbridge's float increased by 3.3% primarily due to increases in loss reserves and unearned premiums.

(2)
Odyssey Group's float increased by 3.2% primarily due to increases in loss reserves and unearned premiums, partially offset by increases in insurance balances receivable and reinsurance recoverables. The increases in loss reserves and reinsurance recoverables were principally due to catastrophe losses in 2018. The increase in unearned premiums primarily reflected higher business volumes.

(3)
Crum & Forster's float decreased by 0.3% primarily due to a decrease in loss reserves and an increase in reinsurance recoverables, partially offset by an increase in unearned premiums that reflected higher business volumes.

(4)
Zenith National's float decreased by 3.2% reflecting decreases in loss reserves and unearned premiums due to lower business volumes, partially offset by a decrease in insurance balances receivable.

(5)
Brit's float decreased by 8.9% due to increases in reinsurance recoverables, insurance balances receivable and reinsurance funds withheld, partially offset by increases in loss reserves and unearned premiums. The increase in reinsurance recoverables primarily reflected the intercompany Brit reinsurance transaction with Run-off (described in the Component of Net Earnings section of this MD&A under the heading "Brit"). Brit is included in the company's consolidated financial reporting with effect from June 5, 2015.

(6)
Allied World's float decreased by 7.2% due to increases in insurance balances receivable, reinsurance recoverables, reinsurance funds withheld and lower loss reserves, partially offset by higher unearned premiums. Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(7)
Fairfax Asia's float increased by 0.8% primarily due to an increase in loss reserves and a decrease in insurance balances receivable, partially offset by an increase in reinsurance recoverables.

(8)
Insurance and Reinsurance – Other's float decreased by 1.3% primarily due to the strengthening of the U.S. dollar relative to the Argentine peso, South African rand, Brazilian real and Polish zloty, and higher reinsurance recoverables, partially offset by an increase in loss reserves and lower insurance balances receivable.

(9)
Run-off's float increased by 17.4% primarily due to higher loss reserves, partially offset by higher insurance balances receivable relating to reinsurance transactions undertaken during the year. Higher loss reserves primarily reflected the fourth quarter of 2018 reinsurance transactions (described in the Component of Net Earnings section of this MD&A under the heading "Run-off").

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2018		2017		2016	2015		2014
Consolidated
Holding company cash and investments (net of short sale and derivative obligations)	1,550.6		2,356.9		1,329.4	1,275.9		1,212.7

Borrowings – holding company	3,859.5		3,475.1		3,472.5	2,599.0		2,656.5
Borrowings – insurance and reinsurance companies	995.7		1,373.0		435.5	468.5		385.9
Borrowings – non-insurance companies	1,625.2		1,566.0		859.6	284.0		136.6

Total debt	6,480.4		6,414.1		4,767.6	3,351.5		3,179.0

Net debt(1)	4,929.8		4,057.2		3,438.2	2,075.6		1,966.3

Common shareholders' equity	11,779.3		12,475.6		8,484.6	8,952.5		8,361.0
Preferred stock	1,335.5		1,335.5		1,335.5	1,334.9		1,164.7
Non-controlling interests	4,250.4		4,600.9		2,000.0	1,731.5		218.1

Total equity	17,365.2		18,412.0		11,820.1	12,018.9		9,743.8

Net debt/total equity	28.4%		22.0%		29.1%	17.3%		20.2%
Net debt/net total capital(2)	22.1%		18.1%		22.5%	14.7%		16.8%
Total debt/total capital(3)	27.2%		25.8%		28.7%	21.8%		24.6%
Interest coverage(4)	3.5	x	7.1	x	n/a	3.9	x	12.3	x
Interest and preferred share dividend distribution coverage(5)	3.0	x	6.0	x	n/a	2.9	x	9.0	x

	December 31,
	2018		2017		2016	2015		2014
Excluding consolidated non-insurance companies
Holding company cash and investments (net of short sale and derivative obligations)	1,550.6		2,356.9		1,329.4	1,275.9		1,212.7

Borrowings – holding company	3,859.5		3,475.1		3,427.5	2,599.0		2,656.5
Borrowings – insurance and reinsurance companies	995.7		1,373.0		435.5	468.5		385.9

Total debt	4,855.2		4,848.1		3,863.0	3,067.5		3,042.4

Net debt(1)	3,304.6		2,491.2		2,533.6	1,791.6		1,829.7

Common shareholders' equity	11,779.3		12,475.6		8,484.6	8,952.5		8,361.0
Preferred stock	1,335.5		1,335.5		1,335.5	1,334.9		1,164.7
Non-controlling interests	1,437.1		1,725.9		523.5	524.3		13.3

Total equity	14,551.9		15,537.0		10,343.6	10,811.7		9,539.0

Net debt/total equity	22.7%		16.0%		24.5%	16.6%		19.2%
Net debt/net total capital(2)	18.5%		13.8%		19.7%	14.2%		16.1%
Total debt/total capital(3)	25.0%		23.8%		27.2%	22.1%		24.2%
Interest coverage(4)(6)	3.2	x	8.0	x	n/a	3.5	x	12.5	x
Interest and preferred share dividend distribution coverage(5)(6)	2.6	x	6.5	x	n/a	2.6	x	8.9	x
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess.

The company has used substantially all of the net proceeds from its offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 principal amount), March 29, 2018 (€600.0 principal amount), April 17, 2018 ($600.0 principal amount) and May 18, 2018 (€150.0 principal amount) to retire long term debt, such that its next significant debt maturity is not until 2021. Significant cash movements at the holding company during 2018 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Borrowings – holding company increased by $384.4 to $3,859.5 at December 31, 2018 from $3,475.1 at December 31, 2017 primarily reflecting the issuance of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028, partially offset by the redemption of $500.0 principal amount of 5.80% senior notes due May 15, 2021 and $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, the repayment of $144.2 principal amount of 7.375% senior notes on maturity, and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.

Borrowings – insurance and reinsurance companies decreased by $377.3 to $995.7 at December 31, 2018 from $1,373.0 at December 31, 2017 primarily reflecting Allied World's redemption of its remaining $291.8 principal amount of 5.50% senior notes due November 15, 2020 and Brit's repayment of $45.0 on its revolving credit facility.

Borrowings – non-insurance companies increased by $59.2 to $1,625.2 at December 31, 2018 from $1,566.0 at December 31, 2017 primarily reflecting increased borrowings at Fairfax India (related to the replacement of its $400.0 one-year term loan due July 10, 2018 with a $550.0 one-year term loan due June 28, 2019) and Grivalia Properties (funding for purchases of investment property and a capital contribution to a joint arrangement), and the consolidation of Toys "R" Us Canada's borrowings, partially offset by the repayment of Fairfax Africa's $150.0 term loan due August 31, 2018 and the deconsolidation of Quess' borrowings.

Common shareholders' equity decreased from $12,475.6 at December 31, 2017 to $11,779.3 at December 31, 2018 primarily reflecting other comprehensive loss ($310.5, comprised of $235.6 related to net unrealized foreign currency translation losses on foreign operations and $84.8 related to the share of other comprehensive loss of associates), the payment of dividends on the company's common and preferred shares ($328.3), the purchase of subordinate voting shares for use in share-based payment awards ($214.0) and for cancellation ($92.7) and other net changes in capitalization ($192.3), partially offset by net earnings attributable to shareholders of Fairfax ($376.0). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

Non-controlling interests decreased to $4,250.4 at December 31, 2018 from $4,600.9 at December 31, 2017 primarily reflecting net unrealized foreign currency translation losses ($202.2), dividends paid to non-controlling interests ($159.5) and other net changes in capitalization ($419.2), partially offset by the non-controlling interests' share of net earnings ($441.9, including the non-controlling interests' 33.0% share of the non-cash re-measurement gain of $889.9 related to the deconsolidation of Quess ($293.1)). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

The changes in borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 18.1% at December 31, 2017 to 22.1% at December 31, 2018 primarily as a result of increased net debt and decreased net total capital. The increase in net debt was primarily due to decreased holding company cash and investments, and increased total debt (due to increased holding company and non-insurance companies' borrowings, partially offset by decreased insurance and reinsurance companies' borrowings). The decrease in net total capital was primarily due to decreased non-controlling interests and common shareholders' equity (as described in the preceding paragraphs), partially offset by increased net debt. The consolidated total debt/total capital ratio increased from 25.8% at December 31, 2017 to 27.2% at December 31, 2018 primarily as a result of decreased total capital (reflecting decreased non-controlling interests and common shareholders' equity).

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2018 of $1,550.6 (December 31, 2017 – $2,356.9) provide adequate liquidity to meet the holding company's known commitments in 2019. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2019.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2018	2017	2016	2015	2014
Insurance and Reinsurance
Northbridge (Canada)	1.2	1.0	0.9	0.9	0.8
Odyssey Group (U.S.)	0.7	0.6	0.5	0.5	0.6
Crum & Forster (U.S.)	1.5	1.4	1.5	1.3	1.1
Zenith National (U.S.)	1.5	1.5	1.5	1.3	1.3
Brit(1)	1.4	1.4	1.3	1.4	n/a
Allied World(2)	0.8	0.9	–	–	–
Fairfax Asia(3)	0.4	0.4	0.4	0.5	0.5
Other(4)	1.1	0.8	0.7	0.7	0.5
Canadian insurance industry	1.1	1.1	1.0	1.0	1.0
U.S. insurance industry	0.8	0.7	0.7	0.7	0.7
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
The 2018 and 2017 ratios presented for Allied World include its U.S. GAAP equity of $2,817.3 and $2,523.8 at December 31, 2018 and 2017 respectively. The 2017 ratio presented for Allied World includes net premiums written by Allied World prior to its acquisition by the company on July 6, 2017.

(3)
Total equity excludes certain holding company investments.

(4)
Other includes Group Re, Bryte Insurance, Advent, Fairfax Latin America (Fairfax Brasil and Fairfax Latam) and Fairfax CEE (Colonnade Insurance and Polish Re).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2018 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.3 times (December 31, 2017 – 3.3 times) the authorized control level, except for TIG Insurance which had 2.0 times (December 31, 2017 – 2.3 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2018 Northbridge's subsidiaries had a weighted average MCT ratio of 198% of the minimum statutory capital required, compared to 205% at December 31, 2017.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2018 Allied World was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2018 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,409.8 (December 31, 2017 – $1,468.5). This represented a surplus of $328.7 (December 31, 2017 – $395.1) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $200.0 (December 31, 2017 – $200.0).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2018.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2018 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Odyssey Group Holdings, Inc.(1)	A	A-	A3	–
Brit Limited(2)	A	A+	–	–
Northbridge General Insurance Corp.	A	A-	A3	A
Federated Insurance Company of Canada	A	A-	–	A
Allied World Assurance Company Holdings, GmbH(1)	A	A-	A3	–
Wentworth Insurance Company Ltd.	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

There were no changes in the issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2018 compared to December 31, 2017.

    Book Value Per Share

Common shareholders' equity at December 31, 2018 of $11,779.3 or $432.46 per basic share (excluding the unrecorded $48.3 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $12,475.6 or $449.55 per basic share (excluding the unrecorded $1,233.0 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2017, representing a decrease per basic share in 2018 of 3.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2018; the decrease would be 1.5% adjusted to include that dividend). The decrease in common shareholders' equity per basic share was primarily due to unrealized foreign currency translation losses on foreign operations resulting from strengthening of the U.S. dollar relative to the Indian rupee, Canadian dollar and British pound sterling during 2018. During 2018 the number of basic shares decreased primarily as a result of net purchases of 325,650 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 187,476 subordinate voting shares for cancellation. At December 31, 2018 there were 27,237,947 common shares effectively outstanding.

The company has issued and purchased common shares in the most recent five years as follows:

Year	Number of subordinate voting shares	Average issue/purchase price per share	Net proceeds/ (purchase cost)
2014 – purchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0
2016 – issuance of shares	1,000,000	523.50	523.5
2016 – purchase of shares	(30,732)	458.81	(14.1)
2017 – issuance of shares	5,084,961	431.94	2,196.4
2017 – purchase of shares	(184,367)	521.79	(96.2)
2018 – purchase of shares	(187,476)	494.46	(92.7)

On September 28, 2018 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2019, to acquire up to 2,612,802 subordinate voting shares, 601,588 Series C preferred shares, 398,361 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the common share issuances in 2015 and 2016 were pursuant to public offerings. During 2014 the company purchased 8 subordinate voting shares for cancellation from former employees. During 2016, 2017 and 2018 the company purchased 30,732, 184,367 and 187,476 subordinate voting shares respectively for cancellation under the terms of its normal course issuer bids.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in associates and certain consolidated non-insurance subsidiaries the company considers to be portfolio investments. The aggregate pre-tax excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2018			December 31, 2017
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	700.7	554.0	146.7	783.1	711.0	72.1
Non-insurance associates(2)	1,834.4	1,801.8	32.6	1,978.3	1,713.1	265.2
Recipe(3)	508.5	555.8	(47.3)	486.3	519.5	(33.2)
Grivalia Properties	486.9	523.8	(36.9)	568.6	573.2	(4.6)
Thomas Cook India(3)	826.6	946.4	(119.8)	996.6	449.7	546.9
Fairfax India	658.4	520.7	137.7	666.4	448.4	218.0
Fairfax Africa	293.3	358.0	(64.7)	460.2	291.6	168.6

	5,308.8	5,260.5	48.3	5,939.5	4,706.5	1,233.0

(1)
The carrying values of Recipe, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their approximate carrying values under the equity method of accounting.

(2)
Excludes investments in associates held by Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa.

(3)
Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2018 and 2017 and it was concluded that no significant impairments had occurred.

    Liquidity

Holding company cash and investments at December 31, 2018 was $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) compared to $2,368.4 at December 31, 2017 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations).

Significant cash and investment inflows at the holding company during 2018 included the following: net proceeds of $896.5 from the issuance of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $594.2 from the issuance of $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028, dividends received from Odyssey Group ($100.0), Zenith National ($75.3), Northbridge ($54.0) and Wentworth ($50.0), and collection of the remaining proceeds from the sale of First Capital ($83.3).

Significant cash and investment outflows at the holding company during 2018 included the following: redemptions of $500.0 principal amount of 5.80% senior notes due May 15, 2021 and $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, capital contributions to Brit of $436.4 (comprised of funding of $251.8 for the purchase of an 11.2% ownership interest from its minority shareholder OMERS, $58.6 for dividends to OMERS and $126.0 to support Brit's 2019 underwriting plans), Allied World of $325.5 (primarily to fund the redemption of Allied World's 5.50% senior notes due November 15, 2020) and Run-off of $136.3, the payment of $328.3 of common and preferred share dividends, the repayment of $144.2 principal amount of 7.375% senior notes on maturity and the purchase price paid to acquire Dexterra.

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and interest paid on long term debt. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2018 of $1,550.6 provides adequate liquidity to meet the holding company's known commitments in 2019. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details related to the revolving credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018).

The holding company's known significant commitments for 2019 consist of payment of a $278.0 dividend on common shares ($10.00 per common share, paid in January 2019), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

During 2018 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $10,910.1 primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, Canadian government bonds and high quality U.S. corporate bonds, partially offset by proceeds from net sales of U.S. state and municipal bonds

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2018 the insurance and reinsurance subsidiaries paid net cash of $61.8 (2017 – $285.0) in connection with long and short equity and equity index total return swaps (excluding the impact of collateral requirements).

The non-insurance companies have principal repayments coming due in 2019 of $1,026.2 primarily related to Fairfax India and Recipe term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31, 2018 and 2017:

	2018	2017
Operating activities
Cash provided by operating activities before the undernoted	825.0	22.2
Net sales (purchases) of investments classified at FVTPL	(2,749.3)	2,712.0
Investing activities
Purchases of investments in associates	(535.8)	(1,026.5)
Sales of investments in associates	444.8	1,014.9
Purchases of subsidiaries, net of cash acquired	(163.1)	(1,107.7)
Sale of subsidiary, net of cash divested	71.4	640.4
Deconsolidation of subsidiary	(67.7)	–
Net purchases of premises and equipment and intangible assets	(236.5)	(337.2)
Net purchases of investment property	(141.7)	(111.6)
Financing activities
Borrowings – holding company and insurance and reinsurance companies	1,490.7	532.0
Repayments – holding company and insurance and reinsurance companies	(1,246.5)	(483.7)
Net repayments – holding company revolving credit facility	–	(200.0)
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities	(42.2)	45.0
Borrowings – non-insurance companies	664.0	500.6
Repayments – non-insurance companies	(660.6)	(268.7)
Net borrowings – non-insurance companies' revolving credit facilities and short term loans	41.4	193.7
Increase (decrease) in restricted cash related to financing activities	150.5	(150.8)
Purchases of subordinate voting shares for treasury	(214.0)	(140.5)
Purchases of subordinate voting shares for cancellation	(92.7)	(96.2)
Issuances of subsidiary common shares to non-controlling interests	103.1	2,223.2
Purchases of subsidiary common shares from non-controlling interests	(382.0)	(140.3)
Sales of subsidiary common shares to non-controlling interests	–	96.8
Common and preferred share dividends paid	(328.3)	(282.0)
Dividends paid to non-controlling interests	(159.5)	(67.5)

Increase (decrease) in cash and cash equivalents during the year	(3,229.0)	3,568.1

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased from $22.2 in 2017 to $825.0 in 2018, principally reflecting higher net premium collections and higher interest and dividends received, partially offset by higher net paid losses and higher income taxes paid. Refer to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2018 for details of net purchases of securities classified at FVTPL.

Purchases of investments in associates of $535.8 in 2018 primarily reflected investments in Seaspan (21.8%) and CS Bank (36.4% by Fairfax India), additional investments in Bangalore Airport (Fairfax India's ownership increased by 6.0%), Thai Re (ownership increased by 12.2%) and AFGRI (to maintain Fairfax Africa's ownership at 60.0%). Purchases of investments in associates of $1,026.5 in 2017 primarily reflected investments in Astarta (28.1%), Farmers Edge (46.1%), Sigma (81.2%), Bangalore Airport (48.0% by Fairfax India), Atlas Mara (43.3% by Fairfax Africa) and the purchase of an additional indirect interest in APR Energy (ownership increased by 22.9%). Sales of investments in associates of $444.8 in 2018 primarily reflected cash proceeds received from sales of the company's ownership in Arbor Memorial ($103.1) and an insurance brokerage ($58.8), and distributions received from the company's insurance and non-insurance associates and joint arrangements (inclusive of net cash distributions received from the liquidation of three KWF LPs). Sales of investments in associates of $1,014.9 in 2017 primarily reflected net proceeds received on the sale of a 24.3% ownership in ICICI Lombard ($908.5) and distributions received from the company's insurance and non-insurance associates and joint arrangements.

Purchases of subsidiaries, net of cash acquired of $163.1 in 2018 primarily related to the acquisitions of Dexterra (100%) and Toys "R" Us Canada (100%). Purchases of subsidiaries, net of cash acquired of $1,107.7 in 2017 primarily related to the acquisitions of Allied World and Fairfax Latam (100%), an additional investment in Grivalia Properties (ownership increased by 10.3%), and the acquisition of Saurashtra Freight (51.0%, by Fairfax India). Sale of subsidiary, net of cash divested in 2017 related to the divestiture of the company's 97.7% equity interest in First Capital.

Borrowings – holding company and insurance and reinsurance companies of $1,490.7 in 2018 primarily reflected net proceeds from offerings of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028. Borrowings – holding company and insurance and reinsurance companies of $532.0 in 2017 primarily reflected net proceeds from the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due December 6, 2027. Repayments – holding company and insurance and reinsurance companies of $1,246.5 in 2018 primarily reflected the company's redemption of its $500.0 principal amount of 5.80% senior notes due May 15, 2021 and the remaining $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, Allied World's redemption of its remaining $291.8 principal amount of senior notes due November 15, 2020, the company's repayment of $144.2 principal amount of its 7.375% senior notes on maturity, and the repurchases of $20.6 principal amount of senior notes due 2022 and 2024. Repayments – holding company and insurance and reinsurance companies of $483.7 in 2017 primarily reflected the early redemption of Cdn$388.4 principal amount of 7.5% unsecured senior notes due 2019 and the repayment of $124.9 principal amount of purchase consideration payable upon maturity.

Borrowings – non-insurance companies of $664.0 in 2018 primarily reflected the net proceeds received from Fairfax India's $550.0 one-year floating rate term loan due June 28, 2019. Borrowings – non-insurance companies of $500.6 in 2017 primarily reflected net proceeds from Fairfax India's term loan ($400.0). Repayments – non-insurance companies of $660.6 in 2018 primarily reflected Fairfax India's repayment of its $400.0 one-year floating rate term loan due July 10, 2018 and Toys "R" Us Canada's repayment of its $195.9 (Cdn$254.2) principal amount of debtor in possession financing. Repayments – non-insurance companies of $268.7 in 2017 primarily reflected Fairfax India's repayment of a previous term loan ($225.0).

Net borrowings – non-insurance companies' revolving credit facilities and short term loans of $41.4 in 2018 primarily reflected borrowings by Toys "R" Us Canada and Quess (prior to its deconsolidation), partially offset by Fairfax Africa's repayment of its term loan ($150.0). Net borrowings – non-insurance companies' revolving credit facilities and short term loans of $193.7 in 2017 primarily reflected proceeds from Fairfax Africa's term loan ($150.0) that required cash collateral of $150.0 (included in restricted cash related to financing activities).

Purchases of subordinate voting shares for treasury in 2018 of $214.0 (2017 – $140.5) were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $103.1 in 2018 primarily reflected Fairfax Africa's secondary public offering. Issuance of subsidiary common shares to non-controlling interests of $2,223.2 in 2017 primarily reflected the acquisition of an indirect equity interest in Allied World by certain co-investors, public offerings by Fairfax Africa and Fairfax India and the issuance of common shares by Quess.

Purchases of subsidiary common shares from non-controlling interests of $382.0 in 2018 primarily reflected Brit's purchase of its common shares from its minority shareholder (OMERS), Recipe's (formerly Cara's) acquisition of the non-controlling interests in The Keg, and open market purchases of Fairfax Africa subordinate voting shares. Purchases of subsidiary common shares from non-controlling interests of $140.3 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity instruments. Sales of subsidiary common shares to non-controlling interests of $96.8 in 2017 reflected Thomas Cook India's sale of a 5.4% equity interest in Quess.

    Contractual Obligations

The following table sets out the expected payment schedule of the company's significant contractual obligations as at December 31, 2018:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	7,814.3	8,292.1	4,578.1	8,397.2	29,081.7
Borrowings – holding company and insurance and reinsurance companies:
Principal	8.2	380.2	620.0	3,868.3	4,876.7
Interest	231.2	451.4	391.4	783.2	1,857.2
Borrowings – non-insurance companies:
Principal	1,026.2	356.0	157.9	89.6	1,629.7
Interest	59.4	43.7	22.1	63.5	188.7
Operating leases	287.8	487.5	329.7	538.7	1,643.7

	9,427.1	10,010.9	6,099.2	13,740.5	39,277.7

For further details on the company's operating leases and the maturity profile of its financial liabilities, please see note 22 (Operating Leases) and note 24 (Financial Risk Management, under the heading "Liquidity Risk") respectively to the consolidated financial statements for the year ended December 31, 2018.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2018.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2018, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2018, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2018. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, the company's management, including the CEO and CFO, concluded that, as of December 31, 2018, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the Securities Exchange Act of 1934, the effectiveness of the company's internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2018.

    Significant Accounting Policy Changes

For a detailed description of the company's accounting policies and changes thereto during 2018, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

    Future Accounting Changes

Certain new IFRS standards may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next three years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which eliminates the distinction between finance and operating leases for lessees and will result in almost all leases being recognized on the balance sheet. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application.

During 2017 the company developed an implementation plan for IFRS 16 and had its operating companies undertake a detailed inventory of leases to determine the characteristics of their leases and the completeness of historic lease data required for IFRS 16 transition calculations. During 2018 the company continued to work towards the adoption of IFRS 16, and expects to apply the modified retrospective approach under IFRS 16 and recognize lease liabilities, right of use assets and finance lease receivables of approximately $1.4 billion, $1.0 billion and $0.4 billion respectively on initial application at January 1, 2019. Interest expense is expected to increase by approximately $63 in 2019 as a result of applying the effective interest method to lease liabilities under IFRS 16.

The company expects to apply certain of the practical expedients available on transition including carrying forward the definition of a lease and applying IFRS 16 to all contracts entered into prior to January 1, 2019 and identified as leases in accordance with IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. Comparative information will not be restated and the cumulative effect of initially applying the standard, being any difference between the lease liabilities and the aggregate of the right of use assets and finance lease receivables, will be recorded as an adjustment to opening equity.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. In November 2018 the IASB tentatively deferred the effective date of IFRS 17 by one year. The company will continue to monitor the IASB's developments, particularly as new amendments are proposed.

The company is currently evaluating the impact of the new standard on its financial reporting and, potentially, its operating activities. The new measurement model and its need for current estimates is expected to significantly increase operational complexity compared to existing practice. The use of potentially different measurement models depending on whether a group of insurance contracts is eligible for the premium allocation approach presents certain implementation challenges including the differing presentation requirements in the consolidated financial statements. The company devoted significant effort during 2018 to the analysis of IFRS 17, including performing impact assessments at its largest insurance and reinsurance companies, conducting education workshops in numerous jurisdictions and exploring potential IT solutions. Further analysis will be undertaken in 2019, guided by the findings from the impact assessments completed.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2018.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2018.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its operations, financial positions and cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Derivative Instruments

The company may be a counterparty to various derivative instruments, primarily for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company's use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk, although these risks are diminished because the company's principal use of derivative instruments is to hedge exposures to various risks. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and its management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks, although the company does not expect to undertake hedges of such risks in the foreseeable future. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2018.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2018 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity of not less than $9.5 billion. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. More recently, there has been excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. However, significant hurricane and typhoon loss activity in 2017 and 2018 may again result in higher costs for reinsurance protection going forward, especially on loss affected business. Each of the company's subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management) under the heading of "Capital Management" in the consolidated financial statements for the year ended December 31, 2018 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company's business is subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. Failure to comply with applicable laws and regulations could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company's business and/or reputation and therefore have a material adverse effect on the company's financial condition and results of operations. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators in the jurisdictions in which its insurance and reinsurance subsidiaries operate. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2018.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The failure of these systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage the company's reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

The company has highly trained staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs specific to confidential personal information, have been implemented and are regularly upgraded. The company and its third party service providers also maintain contingency plans specific to its technology infrastructure.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.5% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill and intangible assets. The intended use, expected life, and economic benefit to be derived from definite-lived intangible assets are evaluated by the company when there are indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. The company's goodwill and intangible assets are described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2018.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. The company's deferred tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2018.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2018
Income	4,926.4	4,210.4	4,441.0	4,179.9	17,757.7
Net earnings (loss)	1,038.0	83.9	149.2	(453.2)	817.9
Net earnings (loss) attributable to shareholders of Fairfax	684.3	63.1	106.2	(477.6)	376.0
Net earnings (loss) per share	$24.27	$1.88	$3.46	$(17.89)	$12.03
Net earnings (loss) per diluted share	$23.60	$1.82	$3.34	$(17.89)	$11.65
2017
Income(1)	2,737.6	3,258.2	4,907.3	5,321.5	16,224.6
Net earnings	75.3	312.6	370.2	856.8	1,614.9
Net earnings attributable to shareholders of Fairfax	82.6	311.6	476.9	869.5	1,740.6
Net earnings per share	$3.11	$13.04	$16.85	$30.87	$66.74
Net earnings per diluted share	$3.03	$12.67	$16.42	$30.06	$64.98
(1)
Periods prior to 2018 have not been restated for the adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

Income of $4,926.4 in the first quarter of 2018 increased from $2,737.6 in the first quarter of 2017, principally as a result of increases in net gains on investments (including the non-cash gain on deconsolidation of Quess), net premiums earned (including the consolidation of the net premiums earned by Allied World), other revenue and interest and dividends. The increase in net earnings attributable to shareholders of Fairfax to $684.3 (net earnings of $24.27 per basic share and $23.60 per diluted share) in the first quarter of 2018 from $82.6 (net earnings of $3.11 per basic share and $3.03 per diluted share) in the first quarter of 2017 primarily reflected increased net gains on investments (including the non-cash gain on deconsolidation of Quess), increased interest and dividends and higher pre-tax earnings of the Other reporting segment, partially offset by an increase in net earnings attributable to non-controlling interests (reflecting the non-controlling interests' share of the non-cash gain on deconsolidation of Quess).

Income of $4,210.4 in the second quarter of 2018 increased from $3,258.2 in the second quarter of 2017, principally as a result of increases in net premiums earned (including the consolidation of the net premiums earned by Allied World) and other revenue, partially offset by lower net gains on investments. The decrease in net earnings attributable to shareholders of Fairfax to $63.1 (net earnings of $1.88 per basic share and $1.82 per diluted share) in the second quarter of 2018 from $311.6 (net earnings of $13.04 per basic share and $12.67 per diluted share) in the second quarter of 2017 primarily reflected lower net gains on investments.

Income of $4,441.0 in the third quarter of 2018 decreased from $4,907.3 in the third quarter of 2017, principally as a result of lower net gains on investments, partially offset by increases in net premiums earned and other revenue. The decrease in net earnings attributable to shareholders of Fairfax to $106.2 (net earnings of $3.46 per basic share and $3.34 per diluted share) in the third quarter of 2018 from $476.9 (net earnings of $16.85 per basic share and $16.42 per diluted share) in the third quarter of 2017 primarily reflected decreased net gains on investments and increased net earnings attributable to non-controlling interests, partially offset by increases in underwriting profit and interest and dividends.

Income of $4,179.9 in the fourth quarter of 2018 decreased from $5,321.5 in the fourth quarter of 2017, principally as a result of the non-recurring gain on sale of First Capital recognized in the fourth quarter of 2017 and lower net gains on investments, partially offset by increases in net premiums earned and other revenue. The net loss attributable to shareholders of Fairfax of $477.6 (net loss of $17.89 per basic share and diluted share) in the fourth quarter of 2018 compared to net earnings attributable to shareholders of Fairfax of $869.5 (net earnings of $30.87 per basic share and $30.06 per diluted share) in the fourth quarter of 2017 arose primarily as a result of net losses on investments, partially offset by increases in underwriting profit and interest and dividends.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 8, 2019, Fairfax had 26,136,167 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 26,884,937 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2018 and 2017.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2018
High	678.66	788.88	752.10	708.83
Low	614.59	635.50	678.04	565.99
Close	653.07	736.66	701.74	600.98
2017
High	663.63	628.42	652.89	708.99
Low	598.00	547.95	552.01	639.00
Close	605.20	562.01	649.33	669.34

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

 Directors of the Company
Anthony F. Griffiths
 Corporate Director
Robert J. Gunn
 Corporate Director
Alan D. Horn
 President and Chief Executive Officer
Rogers Telecommunications Limited
Karen L. Jurjevich
 Principal, Branksome Hall
R. William McFarland (as of July 2019)
Corporate Director

Christine N. McLean
 Director of Research
Sprucegrove Investment Management Ltd.
John R.V. Palmer
 Corporate Director
Timothy R. Price
 Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University
Lauren C. Templeton
 President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
 President and Founder, Marval Capital Ltd.
V. Prem Watsa
 Chairman and Chief Executive Officer of the Company
Officers of the Company
Jennifer Allen
 Vice President
David Bonham
 Vice President and Chief Financial Officer
Peter Clarke
 Vice President and Chief Operating Officer
Jean Cloutier
 Vice President, International Operations
Vinodh Loganadhan
 Vice President, Administrative Services
Bradley Martin
 Vice President, Strategic Investments
Paul Rivett
 President
Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking
 Vice President and Treasurer
John Varnell
 Vice President, Corporate Development
V. Prem Watsa
 Chairman and Chief Executive Officer
Auditor
PricewaterhouseCoopers LLP
 General Counsel
Torys LLP

Operating Management
    Fairfax Insurance Group
Andrew A. Barnard, President
    Northbridge
Silvy Wright, President
 Northbridge Financial Corporation
    Odyssey Group
Brian D. Young, President
 Odyssey Group Holdings, Inc.
    Crum & Forster
Marc Adee, President
 Crum & Forster Holdings Corp.
    Zenith National
Kari Van Gundy, President
 Zenith National Insurance Corp.
    Brit
Matthew Wilson, President
 Brit Limited
    Allied World
Scott A. Carmilani, President
 Allied World Assurance Company Holdings, GmbH
    Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Sammy Y. Chan, President
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
    Insurance and Reinsurance – Other
Bruno Camargo, President
 Fairfax Brasil
Jacek Kugacz, President
 Polish Re
Peter Csakvari, President
 Colonnade Insurance
Edwyn O'Neill, President
 Bryte Insurance
Fabricio Campos, President
 Fairfax Latin America
    Run-off
Nicholas C. Bentley, President
 RiverStone Group
    Other
Bijan Khosrowshahi, President
 Fairfax International
Sean Smith, President
 Pethealth
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
                                  Telephone: (416) 367-4941
                                  Website: www.fairfax.ca

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  EXHIBIT 99.1
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
Fairfax Corporate Performance
Corporate Profile
Consolidated Financial Statements